                                               Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-50247

                               2,254,000 SHARES


[LOGO OF INKTOMI]             INKTOMI CORPORATION

                                 COMMON STOCK
                         (PAR VALUE $0.001 PER SHARE)

                               ----------------

  Of the 2,254,000 shares of Common Stock offered hereby, 2,018,397 are being sold by Inktomi Corporation ("Inktomi" or the "Company") and 235,603 are being sold by the Selling Stockholders. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders.

  Prior to this offering, there has been no public market for the Common Stock of the Company. For factors considered in determining the initial public offering price, see "Underwriting".

  SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

  The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "INKT".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
       THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                    INITIAL PUBLIC UNDERWRITING PROCEEDS TO PROCEEDS TO SELLING
                    OFFERING PRICE DISCOUNT(1)  COMPANY(2)     STOCKHOLDERS
                    -------------- ------------ ----------- -------------------
Per Share..........     $18.00        $1.26       $16.74          $16.74
Total (3)..........  $40,572,000    $2,840,040  $33,787,966     $3,943,994

--------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(2) Before deducting estimated expenses of $700,000 payable by the Company.
(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 338,100 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount, proceeds to Company and proceeds to Selling Stockholders will be $46,657,800, $3,266,046, $39,447,760 and $3,943,994, respectively. See "Underwriting".

                               ----------------

  The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about June 15, 1998, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                                BT ALEX. BROWN
                                                               HAMBRECHT & QUIST

                               ----------------

                 The date of this Prospectus is June 12, 1998.

INSIDE FRONT COVER

Short description of the Company with the "Inktomi" logo. Background to include names of partners: NTT, Sun, CNET, Digital, Digex, Microsoft, AOL and Yahoo.

Text:
----

"Inktomi develops and markets scalable software applications designed for use by the world's largest Internet infrastructure and media companies. The Company's innovative software delivers high performance and scalability at a significant cost savings by leveraging Inktomi's coupled cluster software architecture and dataflow technology. Inktomi's applications include carrier-class network cache systems and the world's largest search engines."

                                  [ART WORK]




                               ----------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

LEFT PAGE: "SEARCH PRODUCT FAMILY" WITH TEXT AND GRAPHICS APPEARING IN TWO COLUMNS.

Centered heading: "Search Product Family."
-----------------

Caption: "Inktomi's award-winning Internet search engine technology enables customers to provide a variety of on-line search services to end users. The Company provides information search services based on its Internet search engine to its customers who in turn incoporate these services into on-line offerings to end users."


First column heading: "Search Engine Site Partners"


Short descriptions appear in the first column next to each screen graphic
-------------------------------------------------------------------------
appearing in the second column:
------------------------------

"Snap!. CNET's network of Internet sites and television programming provides authoritative information about computers, the Internet, and future technology. CNET's search and navigation service, Snap!, provides users with fast access to desired information on the Internet." [CNET LOGO]

"msn. The Microsoft Network. A comprehensive Internet start site from Microsoft targeting consumers will be available toward the end of 1998." [MICROSOFT
LOGO]

"goo. The goo search engine, operated by Nippon Telegraph and Telephone, is one of the most successful web sites in Japan." [GOO LOGO]

"Wired. Wired's HotBot service, recipient of numerous industry awards, provides search access to over 110 million web pages." [WIRED LOGO]

"Yahoo!. Yahoo! has selected Inktomi as its default World Wide Web search engine partner."

Second column

Graphics of Snap, msn, goo and Wired screen shots of search page. Goo site is in Japanese script.

RIGHT PAGE: "TRAFFIC SERVER PRODUCT FAMILY" WITH TEXT AND GRAPHICS APPEARING IN TWO COLUMNS.

Centered heading: "Traffic Server Product Family"
-----------------

Caption under centered heading:
-------------------------------

"Inktomi's Traffic Server is the first large-scale, high-performance network cache specifically designed to reduce Internet congestion and increase overall network efficiency. Traffic Server alleviates network congestion and increases network performance by storing frequently requested information in proximity to users, thereby greatly reducing the transmission of redundant Internet data."

First column

Heading: "Traffic Server Partners"
--------

Caption:
--------

"Inktomi has licensed Traffic Server to America Online, Inc., Digex, Inc., Knology Holdings, Inc., and Nippon Telegraph and Telephone."

Logos of America Online, Digex, Knology and NTT appear below caption.


Bar chart illustrating Traffic Server scalability.

Heading: "Traffic Server Scalability"
--------

The three bars on the graph show the number of operations per second that can be supported by one, four or sixteen nodes as indicated by the following table.

     ----------------------------------
           Nodes           Ops/Sec
     ----------------------------------
           One                 330
     ----------------------------------
           Four              1,134
     ----------------------------------
           Sixteen           3,488
     ----------------------------------

Caption to bar graph:
---------------------

"In an audited benchmark study jointly conducted by Inktomi and Sun Microsystems, Inc., Traffic Server configured with 16 nodes, 1/2 terabyte of cache and a 40% cache hit rate achieved 3,488 operations per second. This performance metric implies that Traffic Server can support more than 300 million hits per day."

Second column

Heading: "Traffic Server Platform Partners"
--------

Caption to graphic:
------------------

"Inktomi's Traffic Server currently operates on the Sun Solaris operating system and on the Digital Equipment Corp. UNIX operating system. Inktomi is collaborating with Intel Corp. to port Traffic Server to Intel-based servers running on the Windows NT operating system."

Logos of Sun Microsystems and Digital appear below caption.

Graphic of Traffic Server CD, jewel case and user documentation


Caption to graphic appearing above the graphs:
---------------------------------------------

"Traffic Server is designed to be highly scalable, enabling very large cache sizes. The ability to incrementally expand cache size on a "pay-as-you-go" basis enables Traffic Server customers to respond rapidly to changes in network traffic patterns and increases in the number of users without losing performance or efficiency."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Prospective investors should consider carefully the information discussed under "Risk Factors". This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

  Inktomi develops and markets scalable software applications designed to significantly enhance the performance and intelligence of large-scale networks. The Company has pioneered the commercial use of parallel processing-based coupled cluster technology, a software architecture that enables true scalability, high system availability and fault tolerance, and superior price/performance compared to traditional mainframe or symmetric multi-processing-based systems. This architecture and associated core technologies, which enable multiple workstations collaborating via high-speed connections to function as one extremely powerful computer, have been designed and developed specifically to address the challenges of distributed data management posed by a global information network that consists of millions of users accessing millions of documents.

  In recent years, the dramatic growth in the number of Internet users and the availability of powerful new tools for the development and distribution of Internet content have led to a proliferation of richer information and services on the Internet, including on-line magazines, e-mail services, specialized news feeds, interactive games, educational and entertainment applications and electronic commerce. The availability of richer content and services is attracting greater numbers of Internet users, fueling a cycle of tremendous growth wherein more users demand more information, and more information attracts more users. To accommodate and manage increasing data traffic, network providers must continually expand and upgrade their networks as well as improve connectivity to other regional networks. Similarly, providers of services such as search, e-mail and chat must scale and enhance their services to keep pace with the tremendous growth in user demand and available information. Continued increases in the volume, variety and richness of this information will magnify these challenges.

  Inktomi believes that in order for the Internet to scale cost-effectively, network and service providers must deploy a new layer of high-performance software throughout the network infrastructure. This software must efficiently leverage the Internet's existing and future network hardware infrastructure to intelligently locate, retrieve, manage and distribute increasingly richer content.

  Inktomi has developed two scalable network applications based on its software architecture: a large-scale network cache and an Internet search engine. The Company's initial application is its powerful, award-winning Internet search engine. The Company believes that its search engine covers the largest number of full text and embedded multimedia documents on the Internet, offering customers fast, scalable and customizable Internet search services. Inktomi currently provides the search technology underlying services provided by CNET, Inc., Goto.com, OzEmail, Ltd., Nippon Telegraph and Telephone Corporation, Southam, Inc., Wired Digital, Inc., and Universo On-Line S/A. In addition, the Company has entered into contracts to provide services based on its Internet search engine to Microsoft Corporation, N/2/H/2/, Inc., and Yahoo!, Inc.

  Inktomi's second application, Traffic Server, is a large-scale network cache designed to address capacity constraints in high-traffic network routes. Traffic Server alleviates network congestion and increases network performance by storing frequently requested information in proximity to users, thereby eliminating or greatly reducing the transmission of redundant Internet data, which the Company believes comprises a significant portion of network traffic. Traffic Server is initially being targeted at telecommunications carriers and large Internet Service Providers, which are currently addressing the explosive growth in the demand for data bandwidth primarily through significant capital expenditures on network equipment and infrastructure. To date, the Company has licensed Traffic Server to America Online, Inc., Digex, Inc., Knology Holdings, Inc. and Nippon Telegraph and Telephone Corporation.

  The Company's objective is to establish itself as the leading provider of scalable software applications specifically designed to address the distributed data management challenges posed by rapidly growing global information networks. The key elements of the Company's strategy are to: (i) leverage the Company's core coupled-cluster and dataflow technology to develop multiple applications; (ii) market Traffic Server to telecommunications carriers and Internet Service Providers; (iii) establish Traffic Server as the de facto standard for network cache; (iv) establish the Company as the Internet search engine vendor of choice; and (v) develop direct and indirect distribution channels for Inktomi's search services and Traffic Server.

  The Company was incorporated in California in February 1996 and was reincorporated in Delaware in February 1998. Unless the context otherwise requires, references in this Prospectus to "Inktomi" and the "Company" refer to Inktomi Corporation, a Delaware corporation, its predecessor, Inktomi Corporation, a California corporation, and Inktomi Limited, its wholly owned subsidiary located in the United Kingdom. The Company's principal executive offices are located at 1900 S. Norfolk Street, Suite 310, San Mateo, California 94403, and its telephone number is (650) 653-2800.

  Inktomi(TM), Traffic Server(TM), Scaling the Internet(TM), and the Inktomi logo are trademarks of the Company. This Prospectus also contains trademarks of other companies. Information contained on the Company's Web site does not constitute part of this Prospectus.

                                  THE OFFERING

Common Stock offered by the Company......  2,018,397 shares
Common Stock offered by the Selling
 Stockholders............................    235,603 shares
Common Stock to be outstanding after the
 offering................................ 20,550,210 shares(1)
Use of proceeds.......................... For general corporate purposes including working capital and capital
                                          expenditures
Nasdaq National Market symbol............ "INKT"

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             SIX MONTHS ENDED
                              FEBRUARY 2, 1996  FISCAL YEAR      MARCH 31,
                               (INCEPTION) TO      ENDED        (UNAUDITED)
                               SEPTEMBER 30,   SEPTEMBER 30, ------------------
                                    1996           1997        1997      1998
                              ---------------- ------------- --------  --------
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Total revenues..............      $   530         $ 5,785    $  2,282  $  5,876
Gross profit................          291           4,273       1,816     4,181
Operating loss .............       (3,431)         (8,466)     (3,112)   (7,843)
Net loss....................       (3,534)         (8,662)     (3,191)   (7,928)
Pro forma basic and diluted
 net loss per share(2)......                      $ (0.72)             $  (0.46)
Shares used in computing pro
 forma basic and diluted net
 loss per share(2)..........                       12,030                17,135

                                                MARCH 31, 1998 (UNAUDITED)
                                            -----------------------------------
                                            ACTUAL  PRO FORMA(3) AS ADJUSTED(4)
                                            ------- ------------ --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.................. $17,133   $17,406       $50,494
Working capital............................  11,980    12,252        45,340
Total assets...............................  25,294    25,567        58,655
Debt and capital lease obligations, less
 current portion...........................   5,191     5,191         5,191
Total stockholders' equity.................  13,261    13,534        46,622

-------
(1) Based on shares outstanding as of March 31, 1998. Includes 562,446 shares of Common Stock expected to be issued upon the exercise of certain outstanding warrants prior to completion of this offering. Excludes 3,323,320 shares of Common Stock reserved for issuance under the Company's stock option and stock purchase plans, of which 2,023,320 shares were subject to outstanding options as of March 31, 1998, and 813,826 shares of Common Stock issuable upon exercise of outstanding warrants. From March 31, 1998 through May 31, 1998, warrants to purchase 1,527 shares of Common Stock expired, warrants to purchase 97,223 shares of Common Stock were issued, options to purchase 434,657 shares were exercised, 8,532 shares of Common Stock were repurchased, and options to purchase 203,203 shares of Common Stock were granted. See "Capitalization", "Management--Incentive Stock Plans", "Description of Capital Stock" and Notes 10 and 11 of Notes to Consolidated Financial Statements.
(2) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing per share data. The pro forma data is unaudited.
(3) Pro forma reflects the conversion of all outstanding shares of Preferred Stock to Common Stock and the exercise of certain outstanding warrants to purchase 562,446 shares of Common Stock prior to or upon the closing of this offering.
(4) As adjusted reflects the application of the net proceeds from the sale of the 2,018,397 shares of Common Stock offered hereby by the Company and after deducting the underwriting discount and estimated offering expenses.

                                --------------

  Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting". Except as otherwise noted, all information in this Prospectus has been adjusted to give effect to a two-for-three reverse split of the Company's outstanding Common Stock consummated in May 1998, for the automatic conversion of the Preferred Stock into Common Stock, for the exercise of certain outstanding warrants to purchase 562,446 shares of Common Stock, and for certain changes to the authorized capital stock of the Company to be effected upon completion of this offering. See "Capitalization", "Description of Capital Stock" and Note 9 of Notes to Consolidated Financial Statements.

                                 RISK FACTORS

  An investment in the shares of Common Stock offered by this Prospectus involves a high degree of risk. Prospective purchasers of the Common Stock offered hereby should carefully review the following risk factors as well as the other information set forth in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

LIMITED OPERATING HISTORY; HISTORY OF LOSSES AND EXPECTATION OF FUTURE LOSSES

  The Company was founded in February 1996 and has a limited operating history upon which it can be evaluated. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on two products with only limited market acceptance, need to expand its sales and support organizations, competition, need to manage changing operations, customer concentration, reliance on strategic relationships and dependence upon key personnel, as well as dependence upon the Internet and general economic conditions. There can be no assurance that the Company will be successful in addressing such risks. The Company incurred a net loss of $3.5 million for the period from inception through September 30, 1996, $8.6 million for the year ended September 30, 1997, and $7.9 million for the six months ended March 31, 1998. As of March 31, 1998, the Company had an accumulated deficit of $20.1 million. The Company has not achieved profitability on a quarterly or annual basis, and the Company anticipates that it will incur net losses for at least the next several quarters. The Company expects to continue to incur significant product development, sales and marketing, and administrative expenses and, as a result, will need to generate significant quarterly revenues to achieve and maintain profitability. There can be no assurance that any of the Company's business strategies will be successful or that significant revenues or profitability will ever be achieved or, if they are achieved, that they can be consistently sustained or increased on a quarterly or annual basis in the future. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

SUBSTANTIAL DEPENDENCE ON TRAFFIC SERVER; UNCERTAINTY OF MARKET ACCEPTANCE; LENGTHY SALES CYCLE

  The Company's future growth substantially depends on the commercial success of its Traffic Server network cache product, which the Company first licensed in December 1997 and has licensed to four customers to date. The Company is initially targeting large telecommunications carriers and Internet Service Providers ("ISPs") for its Traffic Server product. There can be no assurance that these potential customers will adopt and implement caching technology throughout their networks. Even if caching technology is adopted, Traffic Server may not be accepted and implemented on a timely basis or at all. To date, Traffic Server has not been installed in a large-scale, commercial deployment, and there can be no assurance that the product will perform desired functions, offer sufficient price/performance benefits or meet the technical or other requirements of customers. Despite testing of the Traffic Server product prior to its initial commercial release, there can be no assurance that all performance errors or deficiencies have been discovered and remedied, that additional errors or deficiencies will not occur, or that if they occur, the Company will be able to correct such errors and deficiencies. The Company believes that license of Traffic Server will involve an enterprise-wide decision-making process and that the Company or its distribution partners will need to provide a significant level of education and information to prospective customers regarding the use and benefits of Traffic Server. In addition, the Company believes that the time required to deploy Traffic Server will vary significantly depending on a number of factors, including the needs and skill set of the customer, the size of the deployment, the complexity of the customer's network environment, the quantity of hardware and degree of hardware configuration necessary to deploy Traffic Server, and the customer's installation schedule. For these and other reasons, the license and deployment of Traffic Server may be characterized by lengthy sales and implementation cycles. Failure of Traffic Server to achieve market acceptance for these or any other reasons would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Industry Background", "--Products and Customers" and "--Sales and Marketing".

NEED TO EXPAND SALES AND SUPPORT ORGANIZATIONS

  To date, the Company has sold its products exclusively through its direct sales organization, which as of March 31, 1998 consisted of 14 individuals. The Company believes that its future success is dependent upon substantially increasing the size of its direct sales force, both domestically and internationally. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain additional qualified sales personnel on a timely basis in the future, or at all. In addition, the Company believes that its future success is dependent upon establishing relationships with a variety of distribution partners, including original equipment manufacturers ("OEMs"), systems integrators, value added resellers ("VARs") and joint marketing partners. The Company has had discussions with only a limited number of such distribution partners and has entered into a written agreement with only one such distributor covering the territory of Japan. There can be no assurance that the Company will be able to enter into agreements or establish relationships with desired distribution partners on a timely basis or at all, or that such distributors will devote adequate resources to selling the Company's products. Failure of the Company to successfully expand the size of its sales organization or establish appropriate distribution channels for its products would have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the Company believes that the complexity of its products and the large-scale deployments anticipated by its customers will require a number of highly trained customer service and support personnel. The Company currently has a small customer service and support organization, which as of March 31, 1998 consisted of four individuals, and only has limited experience supporting Traffic Server in commercial deployment. There can be no assurance that the Company will be able to increase the size of its customer service and support organization on a timely basis or at all, or that the Company will be able to provide the high level of support required by its customers. Failure in either of these regards could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Need to Manage Changing Operations; Dependence upon Key Personnel", "Business--Strategy", "--Sales and Marketing" and "-- Customer Service and Support".

RISKS ASSOCIATED WITH INTERNET SEARCH ENGINE SERVICE

  The Company's search services revenues are primarily based upon the volume of end-user search queries that are processed by the Inktomi search engine and the level of advertising revenue generated by customers. The Company's contracts do not require the customer to direct its users to the Company's search services or to use the search service at all. Accordingly, the Company is highly dependent upon the willingness of customers to promote and use the search services provided by the Company, the ability of customers to attract users to their on-line services, the volume of end-user search queries that are processed by the Inktomi search engine, and the ability and willingness of customers to sell advertisements on Internet pages viewed by end users. Failure of customers to promote and use the Company's services, a low volume of end-user search queries processed by the Inktomi search engine and lower than expected levels of advertising revenues will result in lower levels of revenue generated by the Company, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's contracts require the Company to provide services in accordance with certain specifications as to the functionality and performance of the search experience, the size of the Internet database maintained, the frequency of refreshing the search database, reliability of the service and search response speeds. Failure of the Company to perform in accordance with these specifications could result in the cancellation of one or more customer contracts. The Company will be required to expand the capacity of its existing data center and/or build out additional data centers to adequately provide service. These activities require highly specialized personnel and involve many difficult installation, tuning and optimization tasks, and will require the Company to expend substantial financial and management resources. The Company has in the past experienced difficulties and delays in expanding and stabilizing the cluster of workstations in its existing data center. As a result, there can be no assurance that the Company will be able to expand its infrastructure to meet increased customer demand on a timely basis. The Company houses its data centers at hosting facilities operated by independent third parties who take certain precautions to protect the Company's equipment against damage from fire, earthquakes, floods, power and telecommunications failures, sabotage, intentional acts of vandalism and similar events. Despite such precautions, the occurrence of a natural disaster or other unanticipated problems at current and future data centers of the Company could result in interruptions in the search services provided by the Company. Such interruptions could result in reductions in, or terminations of, service provided to the Company's customers, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Industry Background" and "--Products and Customers".

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

  The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company's control. These factors include demand for Traffic Server, demand for commercial search services powered by the Company's search technology, lengthy sales cycles, changes in the growth rate of Internet usage, customers' capital expenditures and other costs relating to the expansion of their respective operations, demand for Internet advertising, seasonal trends in advertising sales, introduction of new products or services by the Company or its competitors, delays in the introduction or enhancement of products and services by the Company or its competitors, customer order deferrals in anticipation of upgrades and new products, changes in the Company's pricing policies or those of its competitors, the Company's ability to anticipate and effectively adapt to developing markets and rapidly changing technologies, changes in the mix of international and U.S. revenues, changes in foreign currency exchange rates, mix of products and services sold and the channels through which those products and services are sold, general economic conditions and specific economic conditions in Internet and related industries. Additionally, as a strategic response to a changing competitive environment, the Company may elect from time to time to make certain pricing, service, marketing or acquisition decisions that could have a material adverse effect on the Company's quarterly financial performance.

  Quarterly sales and operating results generated by the Company's search engine application generally depend on per-query fees and advertising revenues received from the Company's search engine customers within the quarter, which are difficult to forecast. Advertising revenues generated by the Company's search engine customers are all pursuant to short-term contracts and are subject to seasonal trends in advertising sales. Revenues from per-query fees depend on the volume of end-user search queries processed by the Inktomi search engine. The Company does not have any substantial historical basis for predicting the volume of search queries that may be generated by end users of on-line services provided by many of its customers. Moreover, the Company's customers are generally under no obligation to direct its users to the Company's search engine service or use the search service at all. Accordingly, a low level of usage by end users or the cancellation or deferral of any customer contract could have a material adverse effect on the Company's quarterly financial performance.

  The Company expects that a significant portion of its future revenues will be generated by licenses of Traffic Server and further expects that such revenues will be derived from orders placed by a limited number of customers. The Company expects that the volume and timing of such orders and their fulfillment, all of which are difficult to forecast, will cause material fluctuations in the Company's operating results, particularly on a quarterly basis. The Company expects that revenues from Traffic Server will also be difficult to forecast because the Company's sales cycle, from initial evaluation to product shipment, is expected to vary substantially from customer to customer. Accordingly, the cancellation or deferral of even a small number of licenses of Traffic Server could have a material adverse effect on the Company's quarterly financial performance. Conversely, to the extent significant sales occur earlier than expected, operating results for subsequent quarters may not compare favorably with those of earlier quarters.

  The Company plans to significantly increase its operating expenses to expand its sales and marketing operations, broaden its customer support capabilities, develop new distribution channels, fund greater levels of research and development, and establish strategic alliances. Because the Company's operating expenses are based on anticipated revenue trends and because a high percentage of the Company's expenses are fixed, a delay in generating or recognizing revenue from a limited number of license transactions could cause significant variations in operating results from quarter to quarter and could result in operating losses. To the extent that such expenses are not subsequently followed by increased revenues, this could have a material adverse effect on the Company's business, financial condition and results of operations. As a result of these and other factors, the Company believes that period to period comparisons of its operating results may not be meaningful and should not be relied upon as an indication of future performance. Due to all of the foregoing factors, it is likely that in some future quarter, the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. See "Risk Factors--Substantial Dependence on Traffic Server; Uncertainty of Market Acceptance; Lengthy Sales Cycle", "--Risks Associated with Internet Search Engine Service" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

SUBSTANTIAL COMPETITION

  The markets in which the Company competes are new, intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. The Company faces competition in the overall network computing software market as well as each of the market segments in which its products and services compete. The Company has experienced and expects to continue to experience increased competition from current and potential competitors, many of whom have significantly greater financial, technical, marketing and other resources than the Company.

  In the market for network cache solutions, the Company competes with companies including CacheFlow, Inc., Cisco Systems, Inc. ("Cisco"), Microsoft Corporation ("Microsoft"), Netscape Communications Corp. ("Netscape"), Network Appliance, Inc., Novell, Inc., and Spyglass, Inc. among others, as well as against freeware caching solutions including CERN, Harvest and Squid. In addition, other companies may embed competing technology into other products such as server or firewall software. The Company is aware of numerous other major software developers as well as smaller entrepreneurial companies that are focusing significant resources on developing and marketing software products and services that will compete with Traffic Server. The Company believes that its software may face competition from other providers of hardware and software claiming to offer competing solutions to network infrastructure problems, including networking hardware and companion software manufacturers such as Ascend Communications, Inc., Bay Networks, Inc., Ciena Corporation and IBM Corporation; hardware manufacturers such as Digital Equipment Corporation ("Digital"), Hewlett-Packard Company, Intel Corporation ("Intel"), Motorola, Inc. and Sun Microsystems, Inc. ("Sun"); telecommunications providers such as AT&T, Inc., MCI Telecommunications Corporation, and regional Bell operating companies; cable TV/communications providers such as @Home Corporation, Continental Cablevision, Inc., TimeWarner, Inc. and regional cable operators; software database companies such as Informix Corporation, Oracle Corporation and Sybase, Inc.; and large diversified software and technology companies including Microsoft, Netscape and others. Cisco, Microsoft and Netscape provide or have announced their intentions to provide a range of software and hardware products based on Internet protocols and to compete in the broad Internet/intranet software market as well as in specific market segments in which the Company competes. Cisco, Microsoft and Netscape have often acquired technology and products from other companies to augment their product lines, in addition to developing their own technology and products.

  The Company competes with a number of companies to provide Internet search services, many of whom have operated services in the market for a longer period, have greater financial resources, have established marketing relationships with leading on-line services and advertisers, and have secured greater presence in distribution channels. Competitors who offer search services to on-line service providers include Digital (Alta Vista), Excite, Inc. ("Excite"), Infoseek Corporation ("Infoseek"), Lycos Corporation ("Lycos"), Northern Light, Inc. and Open Text Corporation, among others. Increased use and visibility of the Company's search engine services depends on the Company's ability to maintain highly available and reliable services across multiple data centers and to maintain the freshness of the search database.

  The Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sales of their products than the Company. Certain of the Company's current and potential competitors may bundle their products with other software or hardware, including operating systems and browsers, in a manner that may discourage users from purchasing products offered by the Company. Also, certain current and potential competitors have greater name recognition or more extensive customer bases that could be leveraged, thereby gaining market share to the Company's detriment. Inktomi expects additional competition as other established and emerging companies enter the network computing software market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, financial condition and results of operations. Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of the Company's prospective customers. The Company's current or future channel partners may establish cooperative relationships with current or potential competitors of the Company, thereby limiting the Company's ability to sell its products through particular distribution channels. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could materially adversely affect the Company's ability to obtain new contracts and maintenance and support renewals for existing contracts on terms favorable to the Company. Further, competitive pressures could require the Company to reduce the prices of its products and services, which could materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and the failure to do so would have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business--Competition".

NEED TO MANAGE CHANGING OPERATIONS; DEPENDENCE UPON KEY PERSONNEL

  The ability of the Company to successfully offer products and services and implement its business plan in a rapidly evolving market requires an effective planning and management process. The Company has recently increased the scope of its operations domestically, established a subsidiary in the United Kingdom to support European operations, and has grown from 33 employees as of March 31, 1997 to 89 employees as of March 31, 1998. This growth has placed, and the Company's anticipated future operations will continue to place, a significant strain on the Company's management systems and resources. The Company expects that it will be required to continue to improve its financial and managerial controls and reporting systems and procedures, and will need to expand, train and manage its work force worldwide. Furthermore, the Company expects that it will be required to manage multiple relationships with various customers and other third parties. There can be no assurance that the Company will be able to effectively manage these tasks, and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. The Company intends to hire a significant number of additional sales, support, marketing, and research and development personnel in 1998 and beyond. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain additional highly qualified personnel in the future. If the Company is unable to hire and retain such personnel, particularly those in key positions, the Company's business, financial condition and results of operations may be materially adversely affected. The Company's future success also depends in significant part upon the continued service of its executive officers and other key sales, marketing and support personnel. In addition, the Company's products and technologies are complex and the Company is substantially dependent upon the continued service of its existing engineering personnel, and especially the founders of the Company, many of whom have advanced degrees. None of the Company's officers or employees are bound by an employment agreement for any specific term and the relationships of such officers and employees with the Company is, therefore, at will. The Company does not have "key person" life insurance policies covering any of its employees. The loss of the services of any of its executive officers, engineering personnel or other key employees would have a material adverse effect on the business, financial condition and results of operations of the Company. See "Business--Employees" and "Management".

CUSTOMER CONCENTRATION

  The Company has only recently commercially released Traffic Server and, to date, the Company has generated a substantial portion of its revenues from contracts with five search engine customers. Of these customers, Wired Digital, Inc. ("Wired") and Nippon Telegraph and Telephone Corporation ("NTT") accounted for approximately 79% and 13%, respectively, of total revenues generated by the Company for the year ended September 30, 1997. For the six months ended March 31, 1998, Wired, NTT and Microsoft accounted for 59%, 6% and 20% of total revenues, respectively. The Company expects that a small number of customers will continue to account for a substantial portion of revenues for the foreseeable future. As a result, the loss of a major customer or, in the case of the Company's search engine customers, a decline in the usage of any such customer's search service, could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that customers that have accounted for significant revenues in past periods, individually or as a group, will continue to generate revenues in any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

RISKS OF INFRINGEMENT AND PROPRIETARY RIGHTS

  Because materials may be downloaded by the search services operated or facilitated by the Company, or may be copied and stored by customers that have deployed the Company's Traffic Server product, and, in either case, may be subsequently distributed to others, there is a potential that claims will be made against the Company (directly or through contractual indemnification provisions with customers) for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature, content or copying of such materials. Such claims have been threatened against the Company from time to time, and have been brought, and sometimes successfully pressed, against on-line services in the past. It is also possible that if any information provided through the search services operated or facilitated by the Company or information that is copied and stored by customers that have deployed Traffic Server, such as stock quotes, analyst estimates or other trading information, contains errors, third parties could make claims against the Company for losses incurred in reliance on such information. Although the Company carries general liability insurance, the Company's insurance may not cover potential claims of this type or may not be adequate to indemnify the Company for all liability that may be imposed. Any imposition of liability or legal defense expenses that are not covered by insurance or is in excess of insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's success and ability to compete are substantially dependent upon its internally developed technology. While the Company relies on copyright, trade secret and trademark law to protect its technology, the Company believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. The Company generally enters into confidentiality or license agreements with its employees, consultants and corporate partners, and generally controls access to and distribution of its software, documentation and other proprietary information. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use the Company's products or technology. Policing unauthorized use of the Company's products is difficult, and there can be no assurance that the steps taken by the Company will prevent misappropriation of its technology, particularly in foreign countries where the laws may not protect the Company's proprietary rights as fully as do the laws of the United States. Substantial litigation regarding intellectual property rights exists in the software industry, and the Company expects that software products may be increasingly subject to third-party infringement claims as the number of competitors in the Company's industry segments grows and the functionality of products in different industry segments overlaps. Lycos recently announced that it is the exclusive licensee of a patent covering a method of crawling information on the Internet, and that it plans to bring actions against companies that it believes are infringing this patent in the near future. There can be no assurance that Lycos or other third parties will not claim infringement by the Company with respect to its software or enhancements thereto. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. A successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Proprietary Rights".

DEPENDENCE ON STRATEGIC RELATIONSHIPS

  The Company believes that its success in penetrating markets for its Traffic Server product and search engine application depends in part on its ability to develop and maintain strategic relationships with key hardware and software vendors, distribution partners and customers. The Company further believes that such relationships are important in order to validate the Company's technology, facilitate broad market acceptance of the Company's products, and enhance the Company's sales, marketing and distribution capabilities. The Company's inability to attract or retain strategic relationships, or the termination of one or more successful relationships could have a material adverse effect on the Company's business, financial condition and results of operations. In July 1997, the Company and Microsoft entered into a series of agreements whereby Microsoft selected the Company's technology as the basis for Internet search services to be provided by Microsoft. Federal and state regulatory authorities have recently initiated broad antitrust actions against Microsoft. The Company is unable to predict whether or to what extent such antitrust actions may affect its relationship with Microsoft, although such actions may delay initiation of the services to be provided by the Company to Microsoft or narrow the scope of Internet sites and applications where Microsoft may incorporate the Company's Internet search engine services. In addition, the Company has from time to time licensed certain minor components from third parties such as reporting functions and security features and incorporated them into the Company's products. Failure of such third parties to maintain or enhance their products could impair the functionality of the Company's products and could require the Company to obtain alternative products from other sources or to develop such software internally, either of which could involve costs and delays as well as diversion of engineering resources. See "Business--Sales and Marketing".

RISKS ASSOCIATED WITH NEW VERSIONS OF SOFTWARE AND NEW PRODUCTS; RAPID TECHNOLOGICAL CHANGE

  The Company's future growth depends on its successful and timely introduction of new products and services in markets that do not currently exist or are rapidly evolving. The markets for the Company's products are characterized by rapid technological change, frequent new product introductions, changes in customer demands and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. The Company's future success will depend upon its ability to address the increasingly sophisticated needs of its customers by developing and introducing enhancements to its software on a timely basis that keep pace with technological developments, emerging industry standards and customer requirements. There can be no assurance that the Company will be successful in developing and marketing enhancements to its software that respond to technological change, evolving industry standards or customer requirements, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements or that such enhancements will adequately meet the requirements of the marketplace and achieve any significant degree of market acceptance. The Company has in the past experienced delays in the release dates of new products and product enhancements. Any material delay in the release dates of future products or enhancements or any failure of such future products or enhancements to achieve market acceptance when released, could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the introduction or announcement of new product offerings by the Company or the Company's competitors will not cause customers to defer or forego purchases of current versions of the Company's software, which could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

  The Company markets and sells its products in the United States and internationally. The Company recently established a subsidiary located in the United Kingdom to market and sell the Company's products in Europe and plans to establish additional facilities in other parts of the world. The Company's expansion of its existing international operations and entry into additional international markets will require significant management attention and financial resources. If international revenues generated by the Company are not adequate to offset the expense of establishing and maintaining foreign operations, the Company's business, financial condition and results of operations would be materially adversely affected. To date, the Company has only limited experience in developing localized versions of its products and marketing and distributing its products internationally. There can be no assurance that the Company will be able to successfully market, sell and deliver its products in these international markets. International operations are subject to inherent risks, including the impact of possible recessionary environments in economies outside the United States, costs of localizing products for foreign markets, longer receivables collection periods and greater difficulty in accounts receivable collection, unexpected changes in regulatory requirements, difficulties and costs of staffing and managing foreign operations, reduced protection for intellectual property rights in some countries, potentially adverse tax consequences and political and economic instability. There can be no assurance that the Company or its distribution partners will be able to sustain or increase international revenues, or that the foregoing factors will not have a material adverse effect on the Company's future international revenues and, consequently, on the Company's business, financial condition and results of operations. The Company's international revenues are generally denominated in local currencies. The Company does not currently engage in currency hedging activities. Although exposure to currency fluctuations to date has been insignificant, there can be no assurance that fluctuations in currency exchange rates in the future will not have a material adverse impact on revenues from international sales and thus the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Marketing".

YEAR 2000 RISKS

  The potential for software failures due to processing errors arising from calculations using the year 2000 date is a known risk. The Company recognizes the need to ensure that its operations, products and services will not be adversely impacted by Year 2000 software failures. The Company has established procedures for evaluating and managing the risks and costs associated with this problem and believes that its internal computer systems, including its accounting, sales and technical support automation systems, are currently Year 2000 compliant. However, there can be no guarantee that the systems of other companies on which the Company's systems and operations rely will be able to handle all Year 2000 problems.

  In addition, although the Company believes that its search engine application and Traffic Server are Year 2000 compliant, there can be no assurance that the Company's software products contain all necessary date code changes. Furthermore, many of the Company's customers use Internet protocols and maintain their Internet operations on servers that may be impacted by Year 2000 complications. Reliance on such Internet protocols or the failure of the Company's customers to ensure that their servers are Year 2000 compliant could have a material adverse effect on the Company's customers and the Company's products and search services, which in turn could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

  The Company may in the future pursue acquisitions of complementary products, technologies or businesses. Future acquisitions by the Company may result in potentially dilutive issuances of equity securities and the incurrence of additional debt and amortization expenses related to goodwill and other intangible assets, which could adversely affect the Company's results of operations. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations, products and personnel of the acquired company, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no direct prior experience, and the potential loss of key employees of the acquired company. There can be no assurance that the Company will ever successfully complete an acquisition.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

  The Company is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted at the local, state, national or international levels with respect to the Internet, covering issues such as user privacy, pricing, taxation, advertising, intellectual property rights, information security or the convergence of traditional communications services with Internet communications. The Telecommunications Reform Act of 1996 imposes criminal penalties (via the Communications Decency Act) on anyone who distributes obscene communications on the Internet knowing that the recipient of the communications is under 18 years of age. Other nations, including Germany, have taken actions to restrict the free flow of material deemed to be objectionable on the Internet. In addition, the applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Changes to such laws or adoption of additional laws or regulations intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace which could reduce demand for the Company's products and services, could increase the Company's cost of doing business as a result of compliance, could result in litigation or could in some other manner have a material adverse effect on the Company's business, financial condition and results of operations.

DISCRETION AS TO USE OF PROCEEDS

  The Company's management will have discretion to allocate a large percentage of the proceeds from this offering to uses which the stockholders may not deem desirable, and there can be no assurance that the proceeds can or will be invested to yield a significant return. See "Use of Proceeds".

NO PUBLIC MARKET FOR COMMON STOCK; POTENTIAL VOLATILITY OF STOCK PRICE

  Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or, if one does develop, that it will be maintained. The initial public offering price, which was determined through negotiations between the Company and the Underwriters, may not be indicative of prices that will prevail in the trading market. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market prices of the common stock of many publicly held Internet companies have in the past been, and can in the future be expected to be, especially volatile. The market price of the Company's Common Stock is likely to be highly volatile and may be subject to wide fluctuations in response to announcements of technological innovations or new products by the Company or its competitors, release of reports by securities analysts, developments or disputes concerning patents or proprietary rights, economic and other external factors, as well as period-to-period fluctuations in the Company's financial results. See "Underwriting".

CONTROL BY OFFICERS AND DIRECTORS

  The Company anticipates that the executive officers, directors and entities affiliated with them will, in the aggregate, beneficially own approximately 45% of the Company's outstanding Common Stock following the completion of this offering. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by the stockholders of the Company, including the election of directors and the approval of mergers or other business combination transactions. See "Principal and Selling Stockholders".

BENEFITS OF THE OFFERING TO EXISTING STOCKHOLDERS

  This offering will provide substantial benefits to current stockholders of the Company. Consummation of this offering is expected to create a public market for the Common Stock held by current stockholders, including executive officers and directors of the Company. In addition, several of the Company's stockholders are selling shares in this offering. Existing stockholders paid approximately $34 million for an aggregate of approximately 18,531,813 shares of Common Stock as of March 31, 1998. Based upon an initial public offering price of $18.00 per share, the value of the shares held by such existing stockholders is approximately $334 million. Therefore, the aggregate unrealized gain to existing stockholders of the Company resulting from the offering is approximately $300 million. See "Principal and Selling Stockholders" and "Shares Eligible for Future Sale".

EFFECT OF CERTAIN CHARTER PROVISIONS; LIMITATION OF LIABILITY OF DIRECTORS; ANTITAKEOVER EFFECTS OF DELAWARE LAW

  Effective upon completion of this offering, the Company will be authorized to issue 10,000,000 shares of undesignated Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by the Company's stockholders. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the market price of the Common Stock and the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company has no current plans to issue any shares of Preferred Stock.

  Certain provisions of the Company's Certificate of Incorporation and Bylaws eliminate the right of stockholders to act by written consent without a meeting, eliminate the right of stockholders to vote cumulatively in the election of directors (subject to compliance with California corporate law), and specify certain procedures for nominating directors and submitting proposals for consideration at stockholder meetings. Such provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. Such provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions are also intended to discourage certain tactics that may be used in proxy fights but could, however, have the effect of discouraging others from making tender offers for the Company's Common Stock and, consequently, may also inhibit fluctuations in the market price of the Company's Common Stock that could result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in the management of the Company.

  The Company is subject to Section 203 of the Delaware General Corporation Law (the "Antitakeover Law"), which regulates corporate acquisitions. The Antitakeover Law prevents certain Delaware corporations, including those whose securities are listed for trading on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For purposes of the Antitakeover Law, a "business combination" includes, among other things, a merger or consolidation involving the Company and the interested stockholder and the sale of more than 10% of the Company's assets. In general, the Antitakeover Law defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the Company and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of the Antitakeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the company's outstanding voting shares. The Company has not opted out of the provisions of the Antitakeover Law. See "Description of Capital Stock".

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of the Company's Common Stock (including shares issued upon the exercise of outstanding options and warrants) in the public market following this offering could adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity or equity-related securities in the future at a time and price that the Company deems appropriate. In addition to the 2,254,000 shares of Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option and assuming the exercise of options to purchase 43,334 shares of Common Stock by a Selling Stockholder), as of May 31, 1998, there were 18,764,142 shares of Common Stock outstanding, all of which are restricted shares (the "Restricted Shares") under the Securities Act of 1933, as amended (the "Securities Act"). As of such date, no Restricted Shares will be eligible for sale in the public market. Following the expiration of the 180-day lock-up agreements with the representatives of the Underwriters, the Restricted Shares will be eligible for sale from time to time thereafter upon expiration of applicable holding periods under Rule 144 under the Securities Act. In addition, as of May 31, 1998, there were options outstanding to purchase 1,791,866 shares of Common Stock (of which options for 43,334 shares are expected to be exercised on or before the closing of this offering), and warrants outstanding to purchase 911,049 shares of Common Stock, and all of such options and warrants are subject to lock-up agreements. Goldman, Sachs & Co. may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. In addition, the holders of 13,191,189 Restricted Shares and holders of warrants to purchase 222,124 shares of Common Stock are entitled to certain rights with respect to registration of such shares for sale in the public market. If such holders sell in the public market, such sales could have a material adverse effect on the market price of the Company's Common Stock. See "Description of Capital Stock--Registration Rights", "Shares Eligible for Future Sale" and "Underwriting".

  Immediately after this offering, the Company intends to register approximately 3,091,866 shares of Common Stock subject to outstanding options and reserved for issuance under its stock option and purchase plans. See "Management--Incentive Stock Plans" and "Shares Eligible for Future Sale".

NO INTENTION TO PAY DIVIDENDS; DILUTION

  The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain any future earnings for funding growth and, therefore, does not anticipate paying any dividends in the foreseeable future. See "Dividend Policy". The initial public offering price is substantially higher than the net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in this offering will therefore incur immediate and substantial net tangible book value dilution. See "Dilution".

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,018,397 shares of Common Stock offered by the Company are estimated to be $33,087,966 at an initial public offering price of $18.00 per share, after deducting the underwriting discount and estimated offering expenses payable by the Company ($38,747,760 if the over-allotment option is exercised in full).

  The principal purposes of the offering made hereby are to create a public market for the Common Stock, to facilitate future access to public capital markets and to improve the Company's financial position. The Company expects to use the balance of the net proceeds for working capital and general corporate purposes. In addition, the Company may use a portion of the net proceeds to acquire complementary products, technologies or businesses; however, it currently has no commitments or agreements and is not involved in any negotiations with respect to any such transactions. Pending use of the net proceeds of this offering, the Company intends to invest the net proceeds in interest-bearing, investment-grade securities. The Company will not receive any proceeds from the sale of the shares being sold by the Selling Stockholders. See "Principal and Selling Stockholders".

                                DIVIDEND POLICY

  The Company has never declared or paid any dividends on its capital stock. The Company currently expects to retain future earnings, if any, for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. The covenants made by the Company under its existing line of credit prohibit the payment of dividends.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1998 (i) on an actual basis, (ii) on a pro forma basis to reflect the automatic conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this offering and 562,446 shares of Common Stock expected to be issued upon the exercise of certain outstanding warrants prior to completion of the offering, and (iii) on an as adjusted basis to give effect to the receipt by the Company of the estimated net proceeds from the sale of 2,018,397 shares of Common Stock offered by the Company hereby at an initial public offering price of $18.00 per share:

                                                       MARCH 31, 1998
                                                ------------------------------
                                                          (UNAUDITED)
                                                                         AS
                                                 ACTUAL    PRO FORMA  ADJUSTED
                                                --------  ----------- --------
                                                   (DOLLARS IN THOUSANDS)
Long-term obligations, less current portion.... $  5,191   $  5,191   $  5,191
Stockholders' equity:
 Preferred Stock: $.001 par value, 20,680,000
  shares authorized, 19,460,486 issued and
  outstanding, actual; 10,000,000 shares
  authorized, pro forma and as adjusted, none
  issued and outstanding.......................       19         --         --
 Common Stock: $.001 par value, 50,000,000
  shares authorized, 4,931,468 issued and
  outstanding, actual; 100,000,000 shares
  authorized, 18,531,813 shares issued and
  outstanding, pro forma; 20,550,210 shares
  issued and outstanding, as adjusted(1).......        5         19         21
 Additional paid-in capital....................   33,148     33,426     66,512
 Other.........................................      213        213        213
 Accumulated deficit...........................  (20,124)   (20,124)   (20,124)
                                                --------   --------   --------
 Total stockholders' equity....................   13,261     13,534     46,622
                                                --------   --------   --------
 Total capitalization.......................... $ 18,452   $ 18,725   $ 51,813
                                                ========   ========   ========

--------
(1) Includes 562,446 shares of Common Stock expected to be issued upon the exercise of certain outstanding warrants prior to completion of this offering. Excludes 3,323,320 shares of Common Stock reserved for issuance under the Company's stock option and stock purchase plans, of which 2,023,320 shares were subject to outstanding options as of March 31, 1998, and 813,826 shares of Common Stock issuable upon exercise of outstanding warrants. From March 31, 1998 through May 31, 1998, warrants to purchase 1,527 shares of Common Stock expired, warrants to purchase 97,223 shares of Common Stock were issued, options to purchase 434,657 shares were exercised, 8,532 shares of Common Stock were repurchased, and options to purchase 203,203 shares of Common Stock were granted. See "Management-- Incentive Stock Plans", "Description of Capital Stock" and Notes 10 and 11 of Notes to Consolidated Financial Statements.

                                   DILUTION

  The pro forma net tangible book value of the Company as of March 31, 1998 was $13,534,000 or approximately $0.73 per share. Pro forma net tangible book value per share represents the amount of the Company's pro forma total tangible assets less total liabilities, divided by the pro forma number of shares of Common Stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the offering made hereby and the net tangible book value per share of Common Stock immediately after the completion of this offering. After giving effect to the sale of the 2,018,397 shares of Common Stock offered by the Company hereby at an initial public offering price of $18.00 per share and after deducting the underwriting discount and estimated offering expenses payable by the Company, the pro forma net tangible book value of the Company at March 31, 1998 would have been $46,621,000 or approximately $2.27 per share. This represents an immediate increase in pro forma net tangible book value of $1.54 per share to existing stockholders and an immediate dilution in net tangible book value of $15.73 per share to new investors of Common Stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed public offering price per share...........................        $18.00
Pro forma net tangible book value per share as of March 31, 1998..  $0.73
Increase per share attributable to new investors(1)...............   1.54
                                                                    -----
Pro forma net tangible book value per share after the offering(1).          2.27
                                                                          ------
Dilution in net tangible book value per share to new investors(1).        $15.73
                                                                          ======

--------
(1) The foregoing table includes 562,446 shares of Common Stock expected to be issued upon the exercise of certain outstanding warrants prior to completion of this offering. The foregoing table excludes 3,323,320 shares of Common Stock reserved for issuance under the Company's stock option and stock purchase plans, of which 2,023,320 shares were subject to outstanding options as of March 31, 1998, and 813,826 shares of Common Stock were issuable upon exercise of outstanding warrants. From March 31, 1998 through May 31, 1998, warrants to purchase 1,527 shares of Common Stock expired, warrants to purchase 97,223 shares of Common Stock were issued, options to purchase 434,657 shares were exercised, 8,532 shares of Common Stock were repurchased, and options to purchase 203,203 shares of Common Stock were granted. See "Capitalization", "Management--Incentive Stock Plans", "Description of Capital Stock" and Notes 10 and 11 of Notes to Consolidated Financial Statements.

  The following table sets forth, on a pro forma basis as of March 31, 1998, the differences between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing holders of Common Stock and by the new investors, before deducting the underwriting discount and estimated offering expenses payable by the Company, at an initial public offering price of $18.00 per share.

                              SHARES PURCHASED   TOTAL CONSIDERATION    AVERAGE
                              -----------------  ---------------------   PRICE
                              NUMBER   PERCENT    AMOUNT     PERCENT   PER SHARE
                              -------- --------  ---------- ---------- ---------
Existing stockholders(1).....   18,532     90.2% $   33,445      47.9%  $ 1.80
New investors(1).............    2,018      9.8      36,331      52.1    18.00
                              --------  -------  ----------  --------
  Total......................   20,550    100.0% $   69,776     100.0%
                              ========  =======  ==========  ========

--------
(1) Sales by the Selling Stockholders in this offering will reduce the number of shares of Common Stock held by existing stockholders to 18,296,210 or approximately 89.1% (approximately 87.7%, if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding upon the closing of this offering, and the number of shares held by new public investors will be 2,254,000 or approximately 11.0% (2,592,100 shares, or approximately 12.4%, if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after this offering. See "Principal and Selling Stockholders".

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the Notes thereto of the Company included elsewhere in this Prospectus. The statement of operations data set forth below for the period from February 2, 1996 (inception) to September 30, 1996 and for the fiscal year ended September 30, 1997 have been derived from the audited financial statements of the Company included elsewhere in this Prospectus, which have been audited by Coopers & Lybrand L.L.P., Independent Accountants. The selected consolidated financial data for the six months ended March 31, 1997 and 1998 have been derived from unaudited consolidated financial statements prepared by the Company on a basis consistent with the Company's audited Consolidated Financial Statements and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results of such periods. The historical results are not necessarily indicative of results to be expected for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                            SIX MONTHS ENDED
                             FEBRUARY 2, 1996  FISCAL YEAR     MARCH 31,
                              (INCEPTION) TO      ENDED        (UNAUDITED)
                              SEPTEMBER 30,   SEPTEMBER 30, ------------------
                                   1996           1997        1997      1998
                             ---------------- ------------- --------  --------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA
 Revenues:
  Network applications......     $   --          $    60    $    --   $    691
  Search services...........         530           5,725       2,282     5,185
                                 -------         -------    --------  --------
    Total revenues..........         530           5,785       2,282     5,876
 Cost of revenues...........         239           1,512         466     1,695
                                 -------         -------    --------  --------
  Gross profit..............         291           4,273       1,816     4,181
 Operating expenses:
  Sales and marketing.......         898           7,043       2,661     6,521
  Research and development..       1,483           4,210       1,665     3,814
  General and
   administrative...........       1,341           1,486         602     1,689
                                 -------         -------    --------  --------
    Total operating
     expenses...............       3,722          12,739       4,928    12,024
                                 -------         -------    --------  --------
 Operating loss.............      (3,431)         (8,466)     (3,112)   (7,843)
 Interest expense, net......         102             194          78        84
                                 -------         -------    --------  --------
 Loss before income taxes...      (3,533)         (8,660)     (3,190)   (7,927)
 Provision for income taxes.           1               2           1         1
                                 -------         -------    --------  --------
 Net loss...................     $(3,534)        $(8,662)   $ (3,191) $ (7,928)
                                 =======         =======    ========  ========
 Pro forma basic and diluted
  net loss per share(1).....                     $ (0.72)             $  (0.46)
                                                 =======              ========
 Weighted average shares
  outstanding used in pro
  forma per share
  calculation(1)............                      12,030                17,135
                                                 =======              ========

                                                                  MARCH 31, 1998
                                                                  --------------
                                                                  (IN THOUSANDS)
                                                                   (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA
  Cash and cash equivalents......................................    $17,133
  Working capital................................................     11,980
  Total assets...................................................     25,294
  Debt and capital lease obligations, less current portion.......      5,191
  Total stockholders' equity.....................................     13,261

--------
(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the weighted average common and common equivalent shares used to compute net loss per share.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements based upon current expectations that involve risks and uncertainties. The Company's actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  Inktomi was incorporated in February 1996 to develop and market scalable software applications designed to significantly enhance the performance and intelligence of large-scale networks. From February 1996 to May 1996, the Company's operations consisted primarily of start-up activities, including research and development of the Company's core coupled cluster software architecture and dataflow technology, personnel recruiting and capital raising. In May 1996, the Company released the first commercial application based on its core technology, a search engine that enables customers to provide a variety of Internet search services to end users. In December 1997, the Company first licensed Traffic Server, the Company's second application, a large-scale network cache designed to address capacity constraints in high-traffic network routes.

  Inktomi generates search services revenues through a variety of contractual arrangements, which include per-query search fees, search service hosting fees, advertising revenue, license fees and/or maintenance fees. Per-query, hosting and maintenance fees revenues are recognized in the period earned, and advertising revenues are recognized in the period that the advertisement is displayed.

  Network applications revenues are composed of Traffic Server license, consulting, support and maintenance fees. Traffic Server license fees are recognized upon shipment of the software. Consulting, support and maintenance fees are recognized ratably over the service period.

  The Company has only recently commercially released Traffic Server and has generated only limited revenues from licenses of the product. To date, the Company has generated substantially all of its revenues from contracts with five search engine customers. Of these customers, Wired and NTT accounted for approximately 79% and 13%, respectively, of total revenues generated by the Company for the fiscal year ended September 30, 1997. For the six months ended March 31, 1998, Wired, NTT and Microsoft accounted for 59%, 6% and 20% of total revenues, respectively. The Company expects that a small number of customers will continue to account for a substantial portion of revenues for the foreseeable future. As a result, the loss of a major customer or, in the case of the Company's search engine customers, a decline in the usage of any such customer's search service, could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that customers that have accounted for significant revenues in past periods, individually or as a group, will continue to generate revenues in any future period.

  The Company has a limited operating history upon which it may be evaluated. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on two products with only limited market acceptance, need to expand its sales and support organizations, competition, need to manage changing operations, customer concentration, reliance on strategic personnel and dependence upon key personnel, as well as dependence upon the Internet, general economic conditions and other factors. There can be no assurance that the Company will be successful in addressing such risks. The Company incurred a net loss of $3.5 million for the period from inception through September 30, 1996, $8.7 million for the fiscal year ended September 30, 1997, and $7.9 million for the six months ended March 31, 1998. As of March 31, 1998, the Company had an accumulated deficit of $20.1 million. The Company has not achieved profitability on a quarterly or annual basis and the Company anticipates that it will incur net losses for at least the next several quarters. The Company expects to continue to incur significant product development, sales and marketing, and administrative expenses and, as a result, will need to generate significant quarterly revenues to achieve and maintain profitability. There can be no assurance that any of the Company's business strategies will be successful or that significant revenues or profitability will ever be achieved or, if they are achieved, that they can be consistently sustained or increased on a quarterly or annual basis in the future.

RESULTS OF OPERATIONS

  The following table sets forth the results of operations for the Company expressed as a percentage of revenues. The Company's historical operating results are not necessarily indicative of the results for any future period.

                                                                 SIX MONTHS
                                                                    ENDED
                                  FEBRUARY 2, 1996 FISCAL YEAR    MARCH 31,
                                   (INCEPTION) TO      ENDED     (UNAUDITED)
                                   SEPTEMBER 30,   SEPTEMBER 30, -------------
                                        1996           1997      1997    1998
                                  ---------------- ------------- -----   -----
                                     (AS A PERCENTAGE OF TOTAL REVENUES)
Revenues:
 Network applications............          0%             1%         0%     12%
 Search services.................        100             99        100      88
                                        ----           ----      -----   -----
   Total revenues................        100            100        100     100
Cost of revenues.................         45             26         20      29
                                        ----           ----      -----   -----
 Gross profit....................         55             74         80      71
                                        ----           ----      -----   -----
Operating expenses:
 Sales and marketing.............        169            122        117     111
 Research and development........        280             73         73      65
 General and administrative......        253             26         27      28
                                        ----           ----      -----   -----
   Total operating expenses......        702            221        217     204
                                        ----           ----      -----   -----
Operating loss...................       (647)          (147)      (137)   (133)
Interest expense, net............         20              3          3       1
                                        ----           ----      -----   -----
Loss before income taxes.........       (667)          (150)      (140)   (134)
Provision for income taxes.......          0              0          0       0
                                        ----           ----      -----   -----
Net loss.........................       (667)%         (150)%     (140)%  (134)%
                                        ====           ====      =====   =====

SIX MONTHS ENDED MARCH 31, 1998 AND 1997

 REVENUES

  Search services revenues comprise search advertising, licensing and maintenance fees. A significant portion of advertising revenues are derived from the HotBot search service maintained by the Company and marketed by Wired.

  Total revenues increased to $5.9 million for the six months ended March 31, 1998 from $2.3 million for the same period of 1997. This increase was due to increased revenues from its HotBot search service, as well as revenues generated through additional contract signings and search service launches and revenues generated from the Company's Traffic Server product first licensed in early fiscal year 1998. Traffic Server revenues comprised 12% of total revenues in the six months ended March 31, 1998. Search services revenues represented 88% of total revenues during the same period. In the six months ended March 31, 1997, substantially all revenues were generated by the Company's search services. A portion of the advertising on the HotBot site is exchanged for advertisements on the Internet sites of other companies. The value of these advertisements is recognized as barter revenue by the Company. Barter revenues represented 15% and 32% of total revenues for the six-month periods ended March 31, 1998 and 1997, respectively. The Company anticipates that barter revenue will comprise a decreasing percentage of total revenues in future years.

 COST OF REVENUES

  Cost of revenues consists primarily of expenses related to the operation of the Company's search services, which comprise depreciation and network charges. Cost of revenues increased to $1.7 million for the six months ended March 31, 1998 from $0.5 million for the six months ended March 31, 1997. The increase was due primarily to increased depreciation and network charges resulting from an expansion of the Company's data center in California during fiscal year 1997. The Company expects cost of revenues to increase substantially in absolute dollars in fiscal year 1998 as a result of a full year of expanded cluster operation costs.

 SALES AND MARKETING EXPENSES

  Sales and marketing expenses consist of personnel and related costs for the Company's direct sales force and marketing staff and marketing programs, including trade shows and advertising. Sales and marketing expenses also include marketing costs related to the Company's support of the HotBot search site. Sales and marketing expenses increased to $6.5 million for the six months ended March 31, 1998 from $2.7 million for the six months ended March 31, 1997. The increase was primarily due to an increase in the number of sales and marketing personnel, increased HotBot marketing expenses, and expenses incurred in connection with attendance at trade shows and marketing programs. The Company expects that sales and marketing expenses will increase substantially in absolute dollars over the next 12 months as the Company hires additional sales and marketing personnel, initiates additional marketing programs to support its Traffic Server product and establishes sales offices in additional domestic and international locations.

 RESEARCH AND DEVELOPMENT EXPENSES

  Research and development expenses consist primarily of personnel and related costs for the Company's development and technical support efforts. Research and development expenses increased to $3.8 million for the six months ended March 31, 1998 from $1.7 million for the same period in 1997. The increase was primarily due to an increase in the number of research and development personnel to support expansion of the Company's search engine business, creation of the Company's Traffic Server product, and increases in quality assurance and technical publications personnel. The Company believes significant investment in research and development is essential to its future success and expects that research and development expenses will increase in absolute dollars in future periods. The Company has not capitalized any software development expenses to date.

 GENERAL AND ADMINISTRATIVE EXPENSES

  General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including finance, accounting, human resources, facilities and legal. General and administrative expenses increased to $1.7 million for the six months ended March 31, 1998 from $0.6 million for the same period of 1997. This increase was due primarily to an increase in the number of general and administrative personnel and increased legal and accounting costs incurred in connection with business and financing activities.

 INTEREST EXPENSE, NET

  Interest expense, net includes income from the Company's cash and investments, and expenses related to the Company's financing obligations. Interest expense was approximately $0.1 million for the six months ended March 31, 1998 and 1997.

 DEFERRED COMPENSATION EXPENSE

  In connection with the completion of the Company's initial public offering, certain options granted in 1997 and 1998 have been considered to be compensatory. Compensation associated with such options as of September 30, 1997 and March 31, 1998 amounted to $0.1 million and $0.8 million, respectively. An additional $1.6 million is considered compensatory for the quarter ending June 30, 1998. These amounts are being amortized on a straight line basis over the 50-month vesting period of such options. Of the total deferred stock compensation, approximately $0.1 million was amortized in the six months ended March 31, 1998. The Company expects amortization of approximately $0.3 million during all of 1998, $0.6 million during 1999, $0.6 million during 2000, $0.6 million during 2001 and $0.4 million during 2002 related to these options. These amortization amounts will be allocated among the expense categories discussed above.

YEAR AND PERIOD ENDED SEPTEMBER 30, 1997 AND 1996

  The Company's fiscal year runs from October 1 through September 30. The Company was incorporated in February 1996 and, accordingly, fiscal year 1996 includes only eight months of financial results. Consequently, all revenue and expense categories for fiscal year 1997 have increased due to a full year of revenues and expenses incurred in fiscal year 1997 compared to a partial year in fiscal year 1996.

 REVENUES

  Total revenues increased to $5.8 million for the year ended September 30, 1997 from $0.5 million for the eight months ended September 30, 1996. This increase was due primarily to increased search services revenues generated by Wired through a higher volume of activity on the HotBot search service, as well as revenues generated through additional contract signings and search service launches during fiscal year 1997. Advertising revenues represented 89% and 90% of total revenues for the year ended September 30, 1997 and the eight months ended September 30, 1996, respectively. Barter revenues represented 27% and 25% of total revenues for the year ended September 30, 1997 and the eight months ended September 30, 1996, respectively. All barter revenues were generated from the Company's agreement with Wired. The Company anticipates that advertising revenues will comprise a decreasing percentage of total revenues in future years.

 COST OF REVENUES

  Cost of revenues consists primarily of expenses related to the operation of the Company's search services, which comprise depreciation and network charges. To date, cost of revenues related to the Company's Traffic Server product has been immaterial. Cost of revenues increased to $1.5 million for the year ended September 30, 1997 from $0.2 million for the eight months ended September 30, 1996. The increase was due primarily to increased depreciation and network charges resulting from an expansion of the Company's California data center during fiscal year 1997, and expenses incurred in connection with the relocation of the master cluster from the Company's former premises located in Berkeley, California to a third-party hosting site located in Santa Clara, California. The Company expects cost of revenues to increase substantially in absolute dollars in fiscal year 1998 as a result of a full year of expanded cluster operation costs.

 SALES AND MARKETING EXPENSES

  Sales and marketing expenses consist of personnel and related costs for the Company's direct sales force and marketing staff and marketing programs. Sales and marketing expenses also include marketing costs related to the Company's support of the HotBot search site. Sales and marketing expenses increased to $7.0 million for the year ended September 30, 1997 from $0.9 million for the eight months ended September 30, 1996. The increase was primarily due to an increase in the number of sales and marketing personnel, increased HotBot marketing expenses and expenses incurred in connection with attendance at trade shows and marketing programs. The Company expects that sales and marketing expenses will increase substantially in absolute dollars in fiscal year 1998 as the Company hires additional sales and marketing personnel, initiates additional marketing programs to support its Traffic Server product and establishes sales offices in additional domestic and international locations.

 RESEARCH AND DEVELOPMENT EXPENSES

  Research and development expenses consist primarily of personnel and related costs for the Company's development and technical support efforts. Research and development expenses increased to $4.2 million for the year ended September 30, 1997 from $1.5 million for the eight months ended September 30, 1996. The increase was primarily due to an increase in the number of research and development personnel to support expansion of the Company's search engine business, creation of the Company's Traffic Server product, and increases in quality assurance and technical publications personnel. The Company believes that significant investment in research and development is essential to its future success and expects that research and development expenses will increase in absolute dollars in future periods. The Company has not capitalized any software development expenses to date.

 GENERAL AND ADMINISTRATIVE EXPENSES

  General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including finance, accounting, human resources, facilities and legal. General and administrative expenses increased to $1.5 million for fiscal year 1997 from $1.3 million for fiscal year 1996. This increase was due primarily to an increase in the number of general and administrative personnel and increased legal and accounting costs incurred in connection with business and financing activities.

 INTEREST EXPENSE, NET

  Interest expense, net includes income from the Company's cash and investments, and expenses related to the Company's financing obligations. Interest expense, net increased to $0.2 million for the year ended September 30, 1997 from $0.1 million for the eight months ended September 30, 1996. The increase was due primarily to higher interest charges incurred by the Company resulting from larger debt balances maintained during the year ended September 30, 1997.

 INCOME TAXES

  As of September 30, 1997, the Company had approximately $9.9 million of federal net operating loss carryforwards for tax reporting purposes available to offset future taxable income. Such net operating loss carryforwards expire through 2012.

QUARTERLY RESULTS OF OPERATIONS

  The following table presents the Company's operating results for each of the six quarters in the period ended March 31, 1998. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited financial statements appearing elsewhere in this Prospectus. In the opinion of management, all necessary adjustments (consisting only of normal recurring adjustments) have been included to present fairly the unaudited quarterly results when read in conjunction with the audited Consolidated Financial Statements of the Company and the Notes thereto appearing elsewhere in this Prospectus. These operating results are not necessarily indicative of the results of any future period.

                                             QUARTER ENDED
                         ----------------------------------------------------------
                         DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,
                           1996      1997      1997      1997      1997      1998
                         --------  --------  --------  --------- --------  --------
                                             (IN THOUSANDS)
Revenues:
 Network applications... $   --    $   --    $   --     $    60  $    70   $   621
 Search services........   1,138     1,144     1,521      1,922    2,351     2,834
                         -------   -------   -------    -------  -------   -------
  Total revenues........   1,138     1,144     1,521      1,982    2,421     3,455
Cost of revenues........     186       280       358        688      794       901
                         -------   -------   -------    -------  -------   -------
 Gross profit...........     952       864     1,163      1,294    1,627     2,554
Operating expenses:
 Sales and marketing....   1,529     1,132     1,792      2,590    2,816     3,705
 Research and develop-
  ment..................     744       921     1,100      1,445    1,814     2,000
 General and administra-
  tive..................     231       371       383        501      795       895
                         -------   -------   -------    -------  -------   -------
  Total operating ex-
   penses...............   2,504     2,424     3,275      4,536    5,425     6,600
                         -------   -------   -------    -------  -------   -------
Operating loss..........  (1,552)   (1,560)   (2,112)    (3,242)  (3,798)   (4,046)
Interest expense, net...      19        59        28         88       54        29
                         -------   -------   -------    -------  -------   -------
Loss before income tax-
 es.....................  (1,571)   (1,619)   (2,140)    (3,330)  (3,852)   (4,075)
Provision for income
 taxes..................     --          1         1        --         1       --
                         -------   -------   -------    -------  -------   -------
Net loss................ $(1,571)  $(1,620)  $(2,141)   $(3,330) $(3,853)  $(4,075)
                         =======   =======   =======    =======  =======   =======

  The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company's control. These factors include demand for Traffic Server, demand for commercial search services powered by the Company's search technology, lengthy sales cycles, changes in the growth rate of Internet usage, customers' capital expenditures and other costs relating to the expansion of their respective operations, demand for Internet advertising, seasonal trends in advertising sales, introduction of new products or services by the Company or its competitors, delays in the introduction or enhancement of products and services by the Company or its competitors, customer order deferrals in anticipation of upgrades and new products, changes in the Company's pricing policies or those of its competitors, the Company's ability to anticipate and effectively adapt to developing markets and rapidly changing technologies, changes in the mix of international and U.S. revenues, changes in foreign currency exchange rates, mix of products and services sold and the channels through which those products and services are sold, general economic conditions and specific economic conditions in Internet and related industries. Additionally, as a strategic response to a changing competitive environment, the Company may elect from time to time to make certain pricing, service, marketing or acquisition decisions that could have a material adverse effect on the Company's quarterly financial performance.

  Quarterly sales and operating results generated by the Company's search engine application generally depend on per-query fees and advertising revenues received from the Company's search engine customers within the quarter, which are difficult to forecast. Advertising revenues generated by the Company's search engine customers are all pursuant to short-term contracts and are subject to seasonal trends in advertising sales. Revenues from per-query fees depend on the volume of end-user search queries processed by the Inktomi search engine. The Company does not have any substantial historical basis for predicting the volume of search queries that may be generated by end users of on-line services provided by many of its customers. Moreover, the Company's customers are generally under no obligation to direct their users to the Company's search engine service or use the search service at all. Accordingly, a low level of usage by end users or the cancellation or deferral of any customer contract could have a material adverse effect on the Company's quarterly financial performance.

  The Company expects that a significant portion of its future revenues will be generated by licenses of Traffic Server and further expects that such revenues will be derived from orders placed by a limited number of customers. The Company expects that the volume and timing of such orders and their fulfillment, all of which are difficult to forecast, will cause material fluctuations in the Company's operating results, particularly on a quarterly basis. The Company expects that revenues from Traffic Server will also be difficult to forecast because the Company's sales cycle, from initial evaluation to product shipment, is expected to vary substantially from customer to customer. Accordingly, the cancellation or deferral of even a small number of licenses of Traffic Server could have a material adverse effect on the Company's quarterly financial performance. Conversely, to the extent significant sales occur earlier than expected, operating results for subsequent quarters may not compare favorably with those of earlier quarters.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has funded its operations since inception primarily through the private placement of its equity securities, equipment lease financing, and bank and investor borrowings. As of March 31, 1998, the Company had approximately $17.1 million of cash and cash equivalents. Cash used in operating activities increased from $2.2 million in the eight months ended September 30, 1996 to $6.6 million in the year ended September 30, 1997, reflecting increasing net losses principally related to increased research and development, and sales and marketing expenditures. Cash used in operations for the six months ended March 31, 1998 was $5.8 million, compared to $1.6 million in the six months ended March 31, 1997.

  The Company has made significant investments in equipment since its inception. This equipment consists largely of computer servers, workstations and networking equipment. In 1996, the Company invested $2.2 million in fixed assets, primarily to establish and expand its Internet search engine service. The Company spent $5.9 million in 1997 and $0.5 million in the six months ended March 31, 1998 primarily to further expand its Internet search engine service capacity. In the six months ended March 31, 1998, the Company sold $0.9 million of fixed assets to two leasing companies as part of sale-leaseback transactions.

  The Company has raised approximately $32.7 million, net of issuance costs, from equity sales since its inception through March 31, 1998. In 1996, $4.6 million were raised primarily from sales of preferred stock and warrants for preferred and common stock. In 1997, $10.9 million was raised primarily from preferred stock sales and to a lesser extent the exercise of common stock options and warrants. In the six months ended March 31, 1998, the Company raised $12.8 million from preferred stock sales, with an additional $4.3 million generated primarily from the exercise of preferred stock warrants.

  The Company has used debt to partially finance its operations and capital purchases. In 1996, $0.5 million of loans were obtained, with $0.3 million repaid during the same period. In May 1997, the Company obtained a bank line of credit and used a portion of the $3.7 million proceeds to pay down existing debt and finance the Company's operations. As of March 31, 1998, the total amount outstanding under the loan, representing equipment loan and term loan advances, was $3.3 million. In addition, the Company has provided a letter of credit, drawn against the Company's bank line of credit, in the amount of $500,000 to the lessor of the Company's facilities. The loans are collateralized by substantially all of the Company's assets, except for those assets purchased with the proceeds from loans provided by Microsoft. The bank loans include certain covenants requiring minimum liquidity, tangible net worth and profitability over time. The term portion of the bank loan had $1.5 million outstanding at March 31, 1998 and equal principal payments are made monthly with the final payment due in June 1999. The equipment loan portion had $1.8 million outstanding at March 31, 1998. Under the equipment loan, the Company paid interest only on a monthly basis until February 1998, at which time the Company began to make equal monthly principal payments of $48,611 plus interest through February 2001.

  In July 1997, the Company and Microsoft entered into a series of agreements whereby Microsoft selected the Company's technology as the basis for Internet search services to be provided by Microsoft. Under the agreements, Inktomi is responsible for developing and adding certain features to its core search engine technology and providing search results to Microsoft using the customized search engine technology. In addition, the Company is responsible for hosting the search engine software and purchasing and operating the cluster on which the software runs. Among other matters, Microsoft is obligated to loan the price of new workstations and related hardware and software purchased to service Microsoft's capacity needs. During the fiscal year ended September 30, 1997 and for the six months ended March 31, 1998, Microsoft provided loans of $3.4 million and $0.2 million, respectively. The loans are collateralized by the purchased equipment, repayable in equal monthly payments over 36 months from the date of the loan and bear interest at the lowest applicable federal rate. Microsoft pays an amount equal to the loan burden on a monthly basis to the Company as partial compensation for the hosting services provided by the Company. As of March 31, 1998, loans totaling $3.0 million were outstanding.

  The Company had $1.3 million of other leveraged lease agreements outstanding at March 31, 1998 and may expand the use of such leases in the future. The Company also had other notes payable totaling $0.4 million at March 31, 1998.

  The Company's capital requirements depend on numerous factors, including market acceptance of the Company's products, the resources the Company devotes to developing, marketing, selling and supporting its products, the timing and extent of establishing international operations, and other factors. The Company expects to devote substantial capital resources to hire and expand its sales, support, marketing and product development organizations, to expand marketing programs, to establish additional facilities worldwide and for other general corporate activities. Although the Company believes that the net proceeds from this offering together with existing cash and cash equivalents will be sufficient to fund its operations for at least the next 12 months, there can be no assurance that the Company will not require additional financing within this time frame or that such additional funding, if needed, will be available on terms acceptable to the Company, or at all. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. See "Risk Factors--Limited Operating History; History of Losses and Expectation of Future Losses" and "--Substantial Dependence Upon Traffic Server; Uncertainty of Market Acceptance; Lengthy Sales Cycle".

                                   BUSINESS

THE COMPANY

  Inktomi develops and markets scalable software applications designed to significantly enhance the performance and intelligence of large-scale networks. The Company has pioneered the commercial use of parallel processing-based coupled cluster technology, a software architecture that provides true scalability, high system availability and fault tolerance, and superior price/performance compared to traditional mainframe or symmetric multi-processing ("SMP") based systems. This architecture enables multiple workstations collaborating via high-speed connections to function as one extremely powerful computer. Inktomi has designed and developed this architecture and associated applications specifically to address the challenges of distributed data management posed by a global information network that consists of millions of users accessing millions of documents.

  To date, Inktomi has developed two scalable network applications based on its software architecture: a large-scale network cache and an Internet search engine. The Company's initial application is a powerful, award-winning Internet search engine that enables Inktomi's customers to provide a variety of Internet search services to end users. CNET, Inc. ("CNET"), Goto.com, OzEmail Ltd. ("OzEmail"), NTT, Southam, Inc. ("Southam"), Wired and Universo On-Line S/A ("UOL") currently provide on-line services that utilize the Company's Internet search engine, and the Company has entered into contracts to provide services based on its Internet search engine to Microsoft, N/2/H/2/, Inc. ("N/2/H/2/") and Yahoo!, Inc. ("Yahoo"). Wired launched its HotBot service in May 1996, utilizing an Inktomi-hosted cluster of five dedicated workstations that has grown to 66 dedicated workstations today. The Company has established a data center in California consisting of a cluster of 166 workstations to provide search services to existing customers and is in the process of establishing a data center in Virginia consisting of 100 workstations to service future customers.

  Inktomi's second application, Traffic Server, is a large-scale network cache designed to address capacity constraints in high-traffic network routes. Traffic Server alleviates network congestion and increases network performance by storing frequently requested information in proximity to users, thereby eliminating or greatly reducing the transmission of redundant Internet data, which the Company believes comprises a significant portion of network traffic. Traffic Server is initially being targeted at telecommunications carriers and large ISPs, which are currently addressing the explosive growth in the demand for data bandwidth primarily through significant capital expenditures on network equipment and infrastructure. To date, the Company has licensed Traffic Server to America Online, Inc. ("AOL"), Digex, Inc. ("Digex"), Knology Holdings, Inc. ("Knology") and NTT.

INDUSTRY BACKGROUND

  The Internet, a network of hundreds of interconnected, separately-administered public and private networks, has emerged as a global communications medium enabling millions of people to share information and conduct business electronically. International Data Corporation estimates that there were approximately 69 million users of the Internet at the end of 1997 and that the number of users will grow to 320 million by the end of 2002. The dramatic growth in the number of Internet users and the availability of powerful new tools for the development and distribution of Internet content have led to a proliferation of useful information and services on the Internet, including on-line magazines, e-mail services, specialized news feeds, interactive games, educational and entertainment applications and electronic commerce. Although primarily text and graphics-based today, information and services available on the Internet are increasingly incorporating multimedia components such as video and audio clips. The availability of richer content and services is attracting greater numbers of Internet users, fueling a cycle of tremendous growth wherein more users demand more information, and more information attracts more users.

  The network architecture underlying the Internet is based on a centralized data model in which information is stored once at a single location and accessed multiple times from that location. A user interested in particular information must first locate the computer on the network where that information is stored and then establish contact with that computer. Once contact is established with the source computer, the information is compiled and sent over the network to the user's computer. This process is repeated each time a new user requests that same information, resulting in a large amount of redundant data traversing the network. As the number of contacts and the amount of information transmitted increase, information delivery bottlenecks are created, significantly decreasing network performance. This problem is exacerbated during peak periods of network usage and bursts in traffic volumes driven by news and other significant events.

  Information delivery bottlenecks are particularly acute internationally, where public networks are not well-developed or well-connected to other regional networks. This lack of infrastructure internationally, together with the high concentration of information on servers located in the United States, has resulted in a substantial and growing amount of traffic congestion on international routes.

  To accommodate and manage increasing traffic, network providers must continually expand and upgrade their networks as well as improve connectivity to other regional networks. Similarly, providers of services such as search, e-mail and chat must scale and enhance their services to keep pace with the tremendous growth in user demand and available information. Continued increases in the volume, variety and richness of this information will magnify these challenges.

  To date, network providers have attempted to meet increasing demand by installing additional telephone lines, fiber optic cable, routers and switches, and by deploying data compression and multiplexing technologies. These equipment-based approaches focus exclusively on expanding bandwidth capacity by increasing the number of lines over which data can be transmitted or increasing the volume of data that can be transported over existing lines. However, these approaches do not address the fundamental architectural shortcomings of these networks. As a result, they have not generated and cannot generate sufficient bandwidth to keep pace with the anticipated growth in traffic. Moreover, these approaches are labor-intensive, slow and costly to implement.

  Other approaches employed by network providers, such as client and proxy server-based caching, are designed to enhance the efficiency of data distribution by reducing the amount of redundant network traffic. Web browsers and proxy servers each contain caches that store data, thereby eliminating the need to traverse the entire network to reacquire data. Browser-based caches, however, are small and only address the needs of individual users. Proxy server-based caches can serve large workgroups, but generally are not scalable beyond several hundred users and can themselves become network bottlenecks.

  Service providers have primarily addressed the tremendous growth in user demand and available information by deploying larger computing systems to run their services. At times, this growth has substantially outpaced their ability to deploy these systems, forcing service providers to limit the availability or functionality of their services or to reduce the number of users utilizing the service. Deploying larger computing systems is expensive and difficult to accomplish on an incremental basis. Limiting the availability or functionality of the service and reducing the number of users can result in lost revenue and can alienate end users.

  Inktomi believes that in order for the Internet to scale cost-effectively, network and service providers must deploy a new layer of high-performance software throughout the network infrastructure. This software must efficiently leverage the Internet's existing and future network hardware infrastructure to intelligently manage and distribute increasingly more and richer content.

THE INKTOMI SOLUTION

  Inktomi develops, markets and supports scalable software applications designed to significantly enhance the performance, intelligence and manageability of large-scale networks. Utilizing the Company's parallel processing-based coupled cluster architecture and dataflow technology, Inktomi's applications are specifically designed to address the challenges posed by explosive growth in the number of network users, documents and services, and the resultant increase in traffic volume. Inktomi's architecture and technology enable the Company to develop network applications that provide the following benefits:

  SCALABILITY. Inktomi's coupled cluster software architecture enables multiple workstations collaborating via high-speed connections to function as one extremely powerful computer. The architecture is designed to scale without limit and without significant deterioration in performance as additional workstations are added to the cluster. Furthermore, the architecture facilitates the "hot" addition of incremental workstations, without any negative impact on existing cluster operations.

  EFFICIENCY. Inktomi's dataflow technology enables a single workstation to efficiently process up to thousands of operations simultaneously, as compared to traditional software architectures that can only process up to tens or hundreds of operations simultaneously before experiencing significant performance degradation. This technology greatly improves the performance of each workstation within the cluster, thereby increasing the efficiency of data throughput.

  HIGH SYSTEM AVAILABILITY. Inktomi's coupled cluster software architecture enables its applications to be fault-tolerant. If any workstation within the cluster fails, the cluster management software reassigns the task load among the remaining workstations running the application. When the failed workstation is restored, tasks are intelligently reassigned to the newly functioning workstation. Since each workstation has its own buses, power supply and disk drives, the failure of an individual workstation generally does not cause the failure of the entire cluster, thereby maintaining high system availability.

  PRICE/PERFORMANCE. Clusters consist of relatively inexpensive, commodity workstations and require a significantly smaller initial hardware investment than mainframe or SMP-based systems of comparable computing power. When a coupled cluster system requires additional capacity, the customer can add one or more workstations on an incremental, "pay-as-you-go" basis. In contrast, when a mainframe or SMP-based system reaches full capacity, the customer must replace the existing system with a larger system or add an additional system with similar capabilities. Each of these alternatives, however, requires a substantial capital outlay and still may not achieve the same performance capabilities as a cluster-based system.

  INTEROPERABILITY. Inktomi's software architecture is designed to interoperate with standard central processing unit ("CPU") architectures and operating systems. The Company's search application crawler operates on Intel-based workstations and its search engine servers operate on Sun SPARC workstations, in both cases running the Solaris operating system. The Company's Traffic Server application operates on Sun SPARC workstations running the Solaris operating system and Digital Alpha workstations running the Digital UNIX operating system. The Company is collaborating with Intel to port its applications to Intel-based workstations running Windows NT by mid-1999. The Company's approach to network caching is distinguished from that of hardware vendors that may seek to preserve the market for their network equipment by supporting only their proprietary operating systems or closed CPU architectures. Inktomi's architecture also seamlessly supports different generations of workstations in any given cluster, thereby extending the useful life of customer hardware investments.

  MANAGEABILITY. Inktomi's coupled cluster software architecture was designed from the outset to manage large clusters of workstations easily from a single management station. The architecture enables cluster managers to monitor and configure the entire system, either on-site or remotely, through a standard Web browser interface.

STRATEGY

  The Company's strategy is to establish itself as the leading provider of scalable network applications specifically designed to address the distributed data management challenges posed by rapidly growing global information networks. Key elements of this strategy are:

  LEVERAGE CORE TECHNOLOGY TO DEVELOP MULTIPLE APPLICATIONS. The core of Inktomi's clustering technology was initially developed by key employees of the Company at the University of California at Berkeley in 1994, and has been designed from the start to serve as the foundation for a variety of scalable network applications. The Company has substantially modified and enhanced this technology. In addition, Inktomi has invested significant time and resources in creating a structured product development process and has successfully recruited computer scientists, engineers and software developers with expertise and advanced degrees in the areas of massively parallel computing, coupled cluster computing and software dataflow operations. The Company believes that its technology, personnel and development process will enable it to enhance its existing products and to develop new scalable network applications offering distinct advantages over alternative solutions.

  TARGET TRAFFIC SERVER AT LARGE NETWORK PROVIDERS. The Company is initially targeting telecommunications carriers and ISPs for Traffic Server. Traffic Server is a high-performance caching solution that is designed to be sufficiently scalable to handle massive and growing network traffic volumes. Network providers are spending billions of dollars domestically and internationally to increase bandwidth through the deployment of expensive network hardware intended to speed data transfer and increase capacity. Despite this investment, demand for bandwidth continues to outpace the ability of network providers to increase capacity. Inktomi believes that Traffic Server provides a more compelling value proposition for these customers because it reduces redundant traffic, thereby increasing available bandwidth at a substantially lower cost.

  ESTABLISH TRAFFIC SERVER AS THE DE FACTO STANDARD. Inktomi intends to establish and maintain Traffic Server as the leading cache solution for large-scale networks. The Company has initially targeted network providers that operate the largest and most complex networks, and has designed Traffic Server to easily integrate into their existing network infrastructures. The Company believes that adoption of Traffic Server by these leading providers will validate the Company's technology and facilitate broad market acceptance, as well as aiding the Company's objective of establishing Traffic Server in the corporate marketplace. In addition, Inktomi believes that, in the absence of standardized approaches to network caching, the opportunity currently exists for the Company to establish Traffic Server as the de facto standard through its adoption and implementation by high profile network providers. The Company believes that achieving such status would provide it with a significant competitive advantage and intends to continue to pursue aggressively those customers Inktomi believes will enable Traffic Server to be recognized as the standard network caching solution.

  BECOME THE INTERNET SEARCH ENGINE VENDOR OF CHOICE. Inktomi believes it can leverage its powerful Internet search engine technology to become the search engine vendor of choice for third-party on-line service providers. As the Internet has continued to develop, the service offerings of these companies have also evolved so that search capabilities, while remaining integral, are no longer the sole sources of direct or indirect revenue generation. At the same time, the significant increase in the size and complexity of the Internet requires substantial on-going investments in order to maintain and upgrade these search capabilities. Inktomi believes that these factors will lead many companies to choose to outsource their search capabilities rather than develop and maintain them in-house. Already, companies such as Wired, NTT and Microsoft have elected to use Inktomi's search technology not only because of the performance and scalability advantages it provides, but also because they retain the critical flexibility to customize the user interface to meet their specific requirements. As the Company continues to develop and enhance its search technology, Inktomi believes that the incentives will increase for companies to outsource these services to the Company.

  DEVELOP DIRECT AND INDIRECT DISTRIBUTION CHANNELS. The Company's sales strategy is to pursue opportunities with large accounts through its direct sales force, and to penetrate various targeted market segments through multiple indirect distribution channels. The Company has established a direct sales force covering the United States and Canada as well as a direct sales force in the United Kingdom to address the European market. The Company intends to increase the size of its direct sales force and to establish additional sales offices domestically and internationally. The Company plans to complement its direct sales force by establishing multiple indirect distribution channels including OEMs, systems integrators, VARs and joint marketing partners. These channels are intended to increase geographic sales coverage and to address mid-tier ISPs and, eventually, large corporate customers.

PRODUCTS AND CUSTOMERS

  Inktomi develops, markets and supports scalable software applications designed to significantly enhance the performance, intelligence and manageability of large-scale networks. Inktomi has developed two scalable network applications to date: Traffic Server, a large-scale network cache, and an Internet search engine.

 TRAFFIC SERVER

  Inktomi's Traffic Server application is a scalable, high-performance network cache designed to reduce Internet congestion and increase overall network efficiency. Traffic Server is initially being targeted for use by telecommunications carriers and large ISPs, both domestically and internationally. To date, the Company has licensed Traffic Server to AOL, Digex, Knology and NTT.

  Information available on traditional data networks is stored in a single source location. An end user interested in particular information establishes contact with the source computer on the network and initiates a request for the information. Once contact is established with the source computer, the information is compiled and sent over the network to the end user's computer. Multiple end users initiating multiple requests leads to redundant transmission of the same information over the network, resulting in network congestion and data access and information delivery bottlenecks.

                     [DIAGRAM OF NETWORK WITHOUT CACHING]

  Redundant traffic strains the network and consumes bandwidth. Providing additional bandwidth and infrastructure requires costly investments by telecommunications carriers and ISPs. Integrating Traffic Server into the network leverages the existing network infrastructure. As a result, Traffic Server increases available bandwidth at a substantially lower cost than expanding existing infrastructure.

  Traffic Server is based on the premise that it is cheaper to store information than to move it. Traffic Server stores or "caches" locally copies of frequently accessed information in dedicated storage systems in proximity to the user. Requests for information are managed by Traffic Server, which determines if the requested information is located in the cache. If so, the information is accessed directly from the cache, thereby avoiding the need to traverse the entire network. If the information is not located in the cache, the information is accessed and retrieved from the source computer. The information is then stored in the cache and is thus made available to subsequent users. In this way, Traffic Server intelligently eliminates redundant traffic and smooths traffic patterns, thereby leveraging and enhancing existing bandwidth within the network. In addition, Traffic Server is designed to be particularly effective in alleviating information delivery bottlenecks during peak periods of network usage and bursts in traffic volume driven by news and other significant events, thereby significantly enhancing the on-line experience for the end user.

                       [DIAGRAM OF NETWORK WITH CACHING]

  Traffic Server offers several key benefits to customers:

  PERFORMANCE. Traffic Server is the first large-scale, high performance network cache specifically designed to improve network efficiency in high-traffic network routes. In an audited benchmark study jointly conducted by Inktomi and Sun, Traffic Server configured with 16 nodes, 1/2 terabyte of cache and a 40% cache hit rate achieved 3,488 operations per second. This performance metric implies that Traffic Server can support more than 300 million hits per day, a level of performance that Inktomi believes is capable of addressing the demands of today's most congested Internet traffic routes.

  INTELLIGENCE. Traffic Server enables the intelligent management of data. Traffic Server is designed so that end users determine the composition of the content included within the cache through their information requests. Traffic Server's algorithms are designed to automatically maintain the freshness of this information and to discard information that is no longer needed. This feature enables Traffic Server to manage the time or event-driven spikes of network usage that typify Internet traffic patterns. In addition, through its logging capabilities, Traffic Server tracks cumulative and current information regarding all transactions in the cache, enabling advertising statistics to be accurately reported.

  SCALABILITY. Traffic Server is designed to be highly scalable, enabling very large cache sizes. Larger cache size generally increases the probability of the requested data being present in the cache, thereby reducing the need to traverse the network to retrieve the data from the source computer and enhancing the on-line experience for the end user. The ability to incrementally expand cache size on a "pay-as-you-go" basis enables Traffic Server customers to respond rapidly to changes in network traffic patterns and increases in the number of users without losing performance or efficiency.

  MANAGEABILITY. Traffic Server is designed to be easily configured and monitored by network administrators. Traffic Server offers a graphical control panel accessible from anywhere on the network through a standard Web browser. Through the "dashboard" control panel, an administrator can configure Traffic Server to pre-load the cache with certain content, avoid caching certain content, and change logging and security features. In addition, an administrator can monitor Traffic Server to determine the status and performance of single or multiple caches spread across a network, and make any adjustments necessary to enhance overall performance.

  ADAPTABILITY. Traffic Server is designed and architected to run on standard off-the-shelf hardware servers that today include those made by Sun and Digital. Each of these server platforms operates with standard, open operating systems. This open platform approach permits Inktomi or third parties to extend or add new Traffic Server functions or services. Examples include manipulating the stored or cached information according to user-specific profiles or supporting new data protocols. Moreover, future versions of Traffic Server will support audio and video streaming technologies.

  EASE OF INTEGRATION. Traffic Server has been designed to integrate quickly and easily into existing network infrastructures. It interoperates with standard Internet network equipment, is compatible with standard Web browsers and supports the HTTP and FTP protocols.

  Traffic Server currently operates on Sun SPARC workstations running the Solaris operating system and Digital Alpha workstations running the Digital UNIX operating system. Inktomi is collaborating with Intel to port Traffic Server to operate on Intel-based workstations running Windows NT by mid-1999. Inktomi intends to port Traffic Server to other systems consistent with market demand and partner opportunity. Inktomi licenses Traffic Server based on the number of CPUs running the software. Upgrade subscriptions and support and maintenance services are priced separately. Inktomi's future growth substantially depends on the commercial success of Traffic Server. Traffic Server has only recently been launched commercially and has been licensed by four customers. Traffic Server has not been installed in a large-scale, commercial deployment, and there can be no assurance that the product will perform desired functions, offer sufficient price/performance benefits or meet the technical or other requirements of target customers. Failure of Traffic Server to achieve market acceptance for these or other reasons could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Substantial Dependence on Traffic Server; Uncertainty of Market Acceptance; Lengthy Sales Cycle".

 SEARCH ENGINE

  The Company entered the Internet search engine market in May 1996 with the launch of HotBot, a search service powered by Inktomi's search engine and marketed by Wired. HotBot has garnered broad media acclaim, including an "Editor's Choice" designation in the "Search Engine Shootout" sponsored by c/net (January 1998) and in PC Magazine (December 1997) and a "Most Valuable Product" designation in the search category from PC Computing (November 1997). HotBot also won the "Internet Search Engine Shootout" sponsored by PC Computing (September 1997) and received the highest rating among Internet search engines by Internet World (September 1997). Inktomi's search engine technology also underlies search services provided by CNET (Snap!), Goto.com
(GoTo), OzEmail (Anzwers), NTT (goo), Southam (canada.com) and UOL (Radar). In addition, the Company has entered into contracts to provide services based on its Internet search engine to Microsoft, N/2/H/2/ and Yahoo.

  Inktomi's Internet search engine technology enables customers to provide a variety of on-line search services to end users. The Company generally provides information search services based on its Internet search engine to its customers, who in turn incorporate these services into on-line offerings to end users. Inktomi provides and manages all hardware, software and operational aspects of its search engine and the associated database of Internet content. Inktomi also provides the customer with a programming interface and software tools to enable the customer to custom design its search service user interface. The user interface communicates with the Inktomi search engine via a communication protocol (the "Inktomi Data Protocol"). Separating the user interface enables this portion of the service to reside in a different physical location from the Inktomi search engine and to run on the customer's choice of computing equipment. In addition, the customer can customize the user interface as to look and feel and functionality and can change the user interface at any time without affecting the operation of the Inktomi search engine. This turn-key model allows the Company to serve multiple customers while continuing to concentrate on developing its search engine technology.

                      [DIAGRAM OF INKTOMI SEARCH ENGINE]

  The Company's search engine application consists of a crawler, an indexer and search engine servers. The crawler and indexer are software programs that collect and organize information, and store that information on the cluster of search engine servers. The search engine servers are a collection of workstations that are linked together as a coupled cluster through the use of Inktomi's software. The search engine servers provide powerful full-text query operations, including full Boolean support, phrase and adjacency searching, date restrictions and the recognition of multimedia files and other embedded objects. Search results are relevance-ranked using state-of-the-art text indexing methods.

  Inktomi's search engine technology offers several key benefits to customers:

  SERVICE FOCUS. By offering turn-key search engine services, Inktomi enables customers to outsource search services rather than develop and manage these services in-house. Inktomi enables its customers to provide powerful search capabilities to end users of their on-line services without incurring the on-going development, support and maintenance obligations associated therewith. This approach enables Inktomi's customers to concentrate on administering key aspects of their on-line business, including branding, advertising sales, end-user marketing and publicity, and business development. In addition, the ease of developing and modifying the user interface to the Inktomi search engine allows the customer to remain flexible in the face of changing user requirements.

  SCALABILITY AND SPEED. The growth in the number of users and documents on the Internet places a premium on delivering search services that respond to end-user queries quickly and with results that are compiled from the largest available database. The Company's coupled cluster technology enables the Company to scale its search engine incrementally as the Internet grows to maintain speed of response and increase the size of the database. Although search query speeds depend upon the complexity of the search, Inktomi has maintained search response times on average of below one second, and has grown its search database to in excess of 110 million documents, which the Company believes is the largest database of full text and embedded multimedia documents of all commercially available Internet search services.

  HIGH AVAILABILITY AND FRESHNESS. High availability of any on-line service is critical to the success of the service, and the ability to constantly replace outdated and changed information in an Internet database is important to the popularity of a search service. Inktomi's coupled clustered technology enables the Company to provide a highly reliable search service 24 hours a day, seven days a week, with minimal downtime, and its dataflow technology enables its crawling software to collect, sort, classify and index a large number of documents quickly and efficiently. These attributes in turn enable Inktomi's customers to provide highly reliable services and fresh information to their end users.

  TECHNOLOGY AND SERVICE ENHANCEMENTS. Inktomi expends substantial time and resources enhancing its core search engine technology and developing new functionality and service offerings for its customers. In addition to its core search services, the Company has developed and offers premium private searches involving the crawling, indexing and hosting of specific sets of content specified by the customer, and advanced searching features allow end users to specify the number and types of responses to a search query and to submit specific documents not currently indexed to the Inktomi database. The Company is also in the process of developing automated directory capabilities to its search engine technology which will automatically categorize Internet information based upon a customer specified taxonomy.

  Inktomi generates search service revenues through a variety of contractual arrangements, which include per-query search fees, search service hosting fees, advertising revenue sharing plans, license fees and maintenance fees. The Company's search service revenues are primarily based on the volume of end-user queries processed by the Inktomi search engine and the level of advertising revenue generated by customers. The Company's contracts do not typically require the customer to direct its end users to the Company's search service or to use the search service at all. Accordingly, the Company is highly dependent on the willingness of customers to promote and use the search services provided by the Company, the ability of customers to attract users to their on-line services, the number of end-user search queries processed by the Inktomi search engine, and the ability and willingness of customers to sell advertisements on Internet pages viewed by end users. Failure of customers to promote and use the Company's services, low volumes of end-user search queries processed by the Inktomi search engine and lower than expected levels of advertising revenues will result in low levels of revenues generated by the Company, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Risks Associated with Internet Search Engine Service".

TECHNOLOGY

  Inktomi's coupled cluster software architecture and dataflow technology have been designed to serve as the foundation for a variety of scalable network applications. Inktomi's coupled cluster software architecture enables multiple workstations to function together as one extremely powerful computer and its dataflow technology enhances the operating efficiency of individual workstations within the cluster. Certain key employees of Inktomi initiated their work on cluster computing at the University of California at Berkeley in 1994 under a grant from the U.S. Department of Defense Advanced Research Projects Agency to develop networks of workstations with the performance capabilities of supercomputers, but at substantially lower cost. Inktomi has licensed aspects of this early work, which the Company has significantly modified and enhanced. The Company developed its dataflow technology internally.

  The Company's coupled cluster software architecture provides the foundation for the scalability, high availability, fault tolerance and high price/performance characteristics of Inktomi's network applications. Inktomi's coupled cluster architecture is based on sophisticated parallel processing techniques that disaggregate tasks and assign them to individual workstations (or nodes) within the cluster. In order to maximize performance, nodes within a cluster are connected to each other through a high-speed local area network. Inktomi has developed complementary proprietary software that enables the cluster to be managed as if it were a single node, ensuring consistent configurations and reducing both administrative costs and the possibility of error. The management software also enables centralized monitoring (via a standard Web browser) of the full cluster through any individual node. In the event of a node failure, that node's responsibilities and IP address are automatically reassigned to other nodes. In addition, nodes may be added or swapped without interrupting the operations of the cluster and any changes are automatically recognized and incorporated by the management software. These two features contribute to enhanced scalability, significantly greater system availability and reduced administrative costs.

  Inktomi's dataflow technology provides a framework for building applications that focus on input/output ("I/O") and data movement. It bypasses the operating system to directly handle management tasks such as CPU scheduling, network I/O and memory allocation. The Company has designed its dataflow technology from the ground up to address the unique problems of accessing data over variable-speed Internet connections. This technology is capable of supporting thousands of simultaneous operations per node, thus maintaining high CPU and memory utilization despite hundreds of slow network connections. This capability greatly improves the performance of individual nodes as they are able to process several operations while waiting for responses to earlier commands or queries, thereby substantially eliminating idle time.

  In addition to the coupled cluster architecture and dataflow technology that comprise Inktomi's core technologies, the Company has developed technologies in several important related areas, including information retrieval, secure remote cluster management and object databases for network caches. The Company intends to continue to develop new technologies, as well as enhance and extend its core technology, in order to bring to market new scalable network applications.

SALES AND MARKETING

  The Company's sales strategy is to pursue opportunities with large accounts through its direct sales force, and to penetrate various targeted market segments through multiple indirect distribution channels.

  Inktomi's worldwide direct sales organization consisted of 14 individuals as of March 31, 1998, nine of whom are located at the Company's San Mateo, California headquarters and five of whom are located at the Company's subsidiary office in the United Kingdom. The direct sales force is organized into individual account teams, each consisting of a sales representative and a systems engineer. The Company generates leads from contacts made through seminars, conferences, trade shows, customers and an ongoing public relations program. Inktomi qualifies the leads and assigns an account team to major prospective customers. The account team then initiates the sales process, which generally involves multiple presentations to information technology and business professionals within the prospective customer's organization. In addition, Inktomi expects that sales of the Traffic Server application will generally include a pilot implementation, successful completion and testing of which will be a pre-requisite to full-scale deployment. The Company intends to increase the size of its direct sales force and to establish additional sales offices domestically and internationally. Competition for sales personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain additional qualified personnel in the future.

  In order to achieve broad distribution of the Company's products and services, Inktomi intends to complement its direct sales force by establishing multiple indirect distribution channels, including OEMs, systems integrators, VARs and joint marketing partners. These channels are intended to increase geographic sales coverage and to address mid-tier ISPs and, eventually, large corporate customers. Inktomi is in the early stages of building these channels and currently has entered into a written agreement with one such distributor covering the territory of Japan. There can be no assurance that the Company will be able to enter into agreements or establish relationships with desired distribution partners on a timely basis, or at all, or that such distribution partners will devote adequate resources to selling the Company's products.

  The Company believes it is important to have a strong international presence and intends to translate and localize its products to address international markets. The Company intends to employ a mix of channels similar to its U.S. model through the use of OEMs, system integrators and VARs. In October 1997, the Company established a subsidiary in the United Kingdom to address the European market. Inktomi has hired a general manager to run the subsidiary and intends to hire additional sales and marketing personnel.

  The Company's marketing group consisted of 11 individuals at March 31, 1998, all of whom are located at the Company's San Mateo, California headquarters. Inktomi conducts a variety of programs worldwide to stimulate market demand for its products, including public relations activities, advertising, trade shows and collateral development. These programs are focused on Inktomi's target markets and are designed to create awareness and generate sales leads.

  The Company believes that strategic relationships will assist Inktomi's products and technology in gaining broad market acceptance as well as enhancing the Company's marketing, sales and distribution capabilities. The Company has informally collaborated with Sun since early 1997 regarding a range of marketing and sales activities relating to Traffic Server. Inktomi's sales force and Sun's sales force have worked together and participated in joint sales calls to several large ISPs and other network providers. The companies have also worked together to conduct joint marketing activities, including public relations, sales seminars and field marketing. In August 1997, Inktomi and Digital entered into a software porting agreement in which Digital provided funds and loaned equipment to Inktomi to enable Inktomi to port its Traffic Server application to run on Digital equipment. Inktomi and Digital are also informally collaborating on joint market development activities. In September 1997, Inktomi and Intel entered into a strategic development agreement in which Inktomi agreed to port its Traffic Server application to run on Intel architecture and Intel agreed to provide Inktomi with porting assistance and access to Intel's tuning and optimization lab. At the same time, Intel made an equity investment in Inktomi. Intel has the right to distribute the ported application as an OEM and as a VAR, and Intel has agreed to use reasonable efforts to introduce Inktomi to other OEMs. Inktomi intends to pursue other strategic relationships. See "Risk Factors--Dependence on Strategic Relationships".

CUSTOMER SERVICE AND SUPPORT

  The Company believes that a high level of customer service and support is critical to the successful marketing and sale of its products. The Company is developing a comprehensive service and support organization to manage customer accounts and expects to provide an increasing level of support as its Traffic Server and search engine applications are deployed across a range of customers. The Company's service and support organization consisted of four individuals at March 31, 1998, all of whom are located at Inktomi's San Mateo, California headquarters. The Company plans to establish additional service and support sites internationally commensurate with customer needs.

  Inktomi provides a base level of technical support to its customers through maintenance and support agreements. The base level of support includes assistance with installation, configuration and initial set-up of the application, run-time support, and software maintenance releases. For an additional fee, a customer may choose to receive software upgrades, training and support during extended hours. Inktomi generally provides its base level of support via e-mail, the Internet, fax and telephone.

  Inktomi also provides a variety of value-added services to its customers. These services include customer network evaluation and implementation guidance, assistance with installation, configuration and initial set-up of the application at the customer's facility, and cluster growth and other scaling recommendations.

  The Company believes that the complexity of its products and the large-scale deployments anticipated by customers will require a number of highly trained customer service and support personnel. The Company currently has a small customer service and support organization, and only limited experience supporting Traffic Server in a commercial deployment. There can be no assurance that the Company will be able to increase the size of its customer service and support organization on a timely basis or at all, or that the Company will be able to provide the high level of support required by its customers. See "Risk Factors--Need to Expand Sales and Support Organizations".

RESEARCH AND DEVELOPMENT

  Inktomi believes that strong product development capabilities are essential to its strategy of enhancing its core technology, developing additional applications incorporating that technology, and maintaining the competitiveness of its product and service offerings. Inktomi has invested significant time and resources in creating a structured process for undertaking all product development projects. This process involves all functional groups and all levels within the Company and is designed to provide the framework for defining and addressing the steps, tasks and activities required to bring product concepts and development projects to market successfully. In addition, Inktomi has actively recruited key computer scientists, engineers and software developers with expertise and degrees in the areas of massively parallel computing, coupled cluster computing, and software dataflow operations to work for the Company, and has complemented these individuals by hiring senior management with extensive backgrounds in the network infrastructure, enterprise software and Internet industries. Through this mix of personnel, the Company strives to create and maintain an environment of rapid innovation and product release.

  Since inception, the Company has focused its research and development efforts on developing and enhancing its coupled cluster software architecture and dataflow technology and on applying these technologies to its search engine and network cache products. The Company is currently working to add features and new functionality to its existing products, port its products to operate on Intel-based workstations running Windows NT, and develop new Internet products and services. The Company's research and development expenses totaled $3.8 million, $4.2 million and $1.5 million for the six months ended March 31, 1998, for the fiscal year ended September 30, 1997 and for the period from February 2, 1996 (inception) to September 30, 1996, respectively. As of March 31, 1998, the Company had 46 individuals engaged in research and development.

COMPETITION

  The markets in which the Company competes are new, intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. The Company faces competition in the overall network computing software market as well as in each of the market segments in which its products and services compete. The Company has experienced and expects to continue to experience increased competition from current and potential competitors, many of whom have significantly greater financial, technical, marketing and other resources than the Company.

  In the market for network cache solutions, the Company competes on the basis of performance, scalability, data throughput, ease of integration and manageability. The Company competes primarily against companies including CacheFlow, Inc., Cisco, Microsoft, Netscape, Network Appliance, Inc., Novell, Inc. and Spyglass, Inc. among others, as well as against freeware caching solutions including CERN, Harvest and Squid. In addition, other companies may embed competing technology into other products such as server or firewall software. The Company is aware of numerous other major software developers as well as smaller entrepreneurial companies that are focusing significant resources on developing and marketing software products and services that will compete with Traffic Server. The Company believes that its software may face competition from other providers of hardware and software claiming to offer competing solutions to network infrastructure problems, including networking hardware and companion software manufacturers such as Ascend Communications, Inc., Bay Networks, Inc., Ciena Corporation and IBM Corporation; hardware manufacturers such as Digital, Hewlett-Packard Company, Intel, Motorola, Inc. and Sun; telecommunications providers such as AT&T, Inc., MCI Telecommunications Corporation, and regional Bell operating companies; cable TV/communications providers such as @Home Corporation, Continental Cablevision, Inc., TimeWarner, Inc. and regional cable operators; software database companies such as Informix Corporation, Oracle Corporation and Sybase, Inc.; and large diversified software and technology companies including Microsoft, Netscape and others. Cisco, Microsoft and Netscape provide or have announced their intentions to provide a range of software and hardware products based on Internet protocols and to compete in the broad Internet/intranet software market as well as in specific market segments in which the Company competes. Cisco, Microsoft and Netscape have often acquired technology and products from other companies to augment their product lines, in addition to developing their own technology and products.

  In the market for providing turn-key search services, the Company competes on the basis of performance, scalability, price, relevance of results and user response time. The Company competes with a number of companies to provide Internet search services, many of whom have operated services in the market for a longer period, have greater financial resources, have established marketing relationships with leading on-line services and advertisers, and have secured greater presence in distribution channels. Competitors who offer search services to on-line service providers include Digital (Alta Vista), Excite, Infoseek, Lycos, Northern Light, Inc. and Open Text Corporation, among others. Increased use and visibility of the Company's search engine services depends on the Company's ability to maintain highly available and reliable services across multiple data centers and to maintain the freshness of the search database.

  The Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sales of their products than the Company. Certain of the Company's current and potential competitors may bundle their products with other software or hardware, including operating systems and browsers, in a manner that may discourage users from purchasing products offered by the Company. Also, certain current and potential competitors have greater name recognition or more extensive customer bases that could be leveraged, thereby gaining market share to the Company's detriment. Inktomi expects additional competition as other established and emerging companies enter the network computing software market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, financial condition and results of operations. Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of the Company's prospective customers. The Company's current or future channel partners may establish cooperative relationships with current or potential competitors of the Company, thereby limiting the Company's ability to sell its products through particular distribution channels. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could materially adversely affect the Company's ability to obtain new contracts and maintenance and support renewals for existing contracts on terms favorable to the Company. Further, competitive pressures could require the Company to reduce the prices of its products and services, which could materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and the failure to do so would have a material adverse effect upon the Company's business, financial condition and results of operations.

PROPRIETARY RIGHTS

  Because materials may be downloaded by the search services operated or facilitated by the Company, or may be copied and stored by customers that have deployed the Company's Traffic Server product, and, in either case, may be subsequently distributed to others, there is a potential that claims will be made against the Company (directly or through contractual indemnification provisions with customers) for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature, content or copying of such materials. Such claims have been threatened against the Company from time to time, and have been brought and sometimes successfully pressed against on-line services in the past. It is also possible that if any information provided through the search services operated or facilitated by the Company or information that is copied and stored by customers that have deployed Traffic Server, such as stock quotes, analyst estimates or other trading information, contains errors, third parties could make claims against the Company for losses incurred in reliance on such information. Although the Company carries general liability insurance, the Company's insurance may not cover potential claims of this type or may not be adequate to indemnify the Company for all liability that may be imposed. Any imposition of liability or legal defense expenses that are not covered by insurance or is in excess of insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's success and ability to compete are substantially dependent upon its internally developed technology. While the Company relies on copyright, trade secret and trademark law to protect its technology, the Company believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. The Company generally enters into confidentiality or license agreements with its employees, consultants and corporate partners, and generally controls access to and distribution of its software, documentation and other proprietary information. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use the Company's products or technology. Policing unauthorized use of the Company's products is difficult, and there can be no assurance that the steps taken by the Company will prevent misappropriation of its technology, particularly in foreign countries where the laws may not protect the Company's proprietary rights as fully as do the laws of the United States. Substantial litigation regarding intellectual property rights exists in the software industry, and the Company expects that software products may be increasingly subject to third-party infringement claims as the number of competitors in the Company's industry segments grows and the functionality of products in different industry segments overlaps. Lycos recently announced that it is the exclusive licensee of a patent covering a method of crawling information on the Internet, and that it plans to bring actions against companies that it believes are infringing this patent in the near future. There can be no assurance that Lycos or other third parties will not claim infringement by the Company with respect to its software or enhancements thereto. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. A successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

  As of March 31, 1998, Inktomi had 89 full-time employees, 46 of whom were engaged in research and development, 25 in sales and marketing, four in customer support, and 14 in finance, administration and operations. The Company's future performance depends in significant part upon the continued service of its key technical, sales and senior management personnel, none of whom is bound by an employment agreement requiring service for any defined period of time. The loss of the services of one or more of the Company's key employees could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's future success also depends on its continuing ability to attract, train and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain its key personnel in the future. None of the Company's employees is represented by a labor union. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

TECHNICAL ADVISORY BOARD

  The Company has assembled a Technical Advisory Board comprised of experts in the fields of clustering and networking technology. The Technical Advisory Board meets quarterly to review Inktomi design plans and products and provide specific feedback on technology applications and business market focus. The Technical Advisory Board is chaired by Dr. Eric A. Brewer, Chief Scientist of the Company, and includes as members Dr. David Black, a technology partner at Oak Investment Partners and Chief Technology Officer of PaySys International, Inc.; Dr. David E. Culler, associate professor of Electrical Engineering and Computer Science at the University of California, Berkeley; Dr. Greg Papadopolous, Chief Technology Officer at Sun; Dr. Lawrence A. Rowe, professor of Electrical Engineering and Computer Science at the University of California, Berkeley; and Justin Rattner, senior fellow at Intel.

FACILITIES

  Inktomi leases approximately 32,000 square feet of office space in a single office building located in San Mateo, California. Approximately 16,400 square feet of space is leased pursuant to a sublease agreement which expires in February 2000 and approximately 15,600 square feet of space is leased pursuant to a lease agreement which expires in October 2002. The Company has secured an extension from the master landlord for the subleased office space. The term of this extension is from the expiration of the sublease through September 2001. The Company believes its current facilities will be adequate through calendar 1998 and is currently searching for additional space. The Company also subleases approximately 1,300 square feet of office space in the United Kingdom and leases approximately 2,900 square feet of office space in Virginia. The UK sublease expires in October 1999 and the Virginia lease expires in June 2003.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information with respect to the executive officers and directors of the Company as of March 31, 1998.

             NAME               AGE                    POSITION
             ----               ---                    --------
David C. Peterschmidt(1).......  50 Chairman of the Board, President and
                                    Chief Executive Officer
Dr. Eric A. Brewer.............  31 Chief Scientist and Director
Paul Gauthier..................  25 Chief Technology Officer
Jerry M. Kennelly..............  47 Vice President of Finance, Chief Financial
                                    Officer and Secretary
Dennis L. McEvoy...............  50 Vice President of Development and Support
Richard B. Pierce..............  39 Vice President of Marketing
Timothy Stevens................  31 Vice President of Corporate and Legal
                                    Affairs, General Counsel and Assistant
                                    Secretary
Vince Vannelli.................  39 Vice President of Worldwide Field Operations
Fredric W. Harman(1)(2)(3).....  37 Director
John A. Porter(1)(2)(3)........  54 Director
Alan F. Shugart(2)(3)..........  67 Director

--------
(1) Member of Nominating Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee

  DAVID C. PETERSCHMIDT has served as President, Chief Executive Officer and a Director of Inktomi since July 1996. He was appointed Chairman of the Board in December 1997. From 1991 until joining Inktomi, he served as Chief Operating Officer and Executive Vice President of Sybase, Inc., a database company. From 1988 to 1991, Mr. Peterschmidt was a consultant with The Kappa Group, a management consulting firm, where he provided senior level sales and marketing training to a variety of companies. From 1987 to 1988, he served as Vice President of Sales and Marketing for System Industries, Inc., a manufacturer of storage subsystems for Digital Equipment Corporation computers. From 1984 to 1987, Mr. Peterschmidt was Vice President of Sales and Marketing for LEX Computer Systems. Mr. Peterschmidt also served as a Captain in the United States Air Force for nine years, where he was Lead Contract Negotiator on the B1 Bomber Program at Rockwell International, Inc. Mr. Peterschmidt holds a Bachelor of Arts degree in Political Science from the University of Missouri and a Masters of Business Administration from Chapman College.

  DR. ERIC A. BREWER has served as a Director of the Company since its inception in February 1996. From February 1996 to December 1997, Dr. Brewer was Chief Technology Officer of the Company and was appointed Chief Scientist in December 1997. From May 1996 to July 1996, he served as interim President and Chief Executive Officer of the Company. Dr. Brewer has been an Assistant Professor in the Computer Science Division at the University of California, Berkeley since July 1994, and a consultant to the Idea Group since August 1990. Dr. Brewer served as a research assistant at the Massachusetts Institute of Technology from September 1989 to August 1994. From June 1986 to November 1992, Dr. Brewer was a software engineer at CADAM, Inc. Dr. Brewer holds a Bachelor of

Science degree in Computer Science from the University of California, Berkeley and a doctorate degree in Computer Science from the Massachusetts Institute of Technology.

  PAUL GAUTHIER served as Vice President of Research and Development of the Company from February 1996 until his appointment as Chief Technology Officer in December 1997. From May 1995 to August 1995, Mr. Gauthier served as an intern at Digital Equipment Corporation's Systems Research Center. Mr. Gauthier served as a programmer analyst for Seimac Limited from May 1994 to July 1994. From July 1989 to April 1994, Mr. Gauthier served as Technical Director for Worthington Software Company. Mr. Gauthier served as a programmer at Dymaxion Research from June 1987 to July 1989. Mr. Gauthier holds a Bachelor of Science degree, with honors, in Computer Science from Dallhousie University.

  JERRY M. KENNELLY joined the Company as Vice President of Finance and Chief Financial Officer in October 1996. From June 1990 until joining Inktomi, Mr. Kennelly worked for Sybase, Inc. in a number of senior financial positions. Most recently, he served as Vice President of Corporate Finance. From November 1988 to May 1990, Mr. Kennelly served as the Controller for U.S. Operations at Oracle Corporation. From December 1980 to October 1988, he served as World Wide Sales and Marketing Controller at Tandem Computers, Inc. Mr. Kennelly holds a Bachelor of Arts degree in Political Economy from Williams College and a Masters degree in Accounting from the New York University Graduate School of Business Administration. He is also a Certified Public Accountant.

  DENNIS L. MCEVOY joined the Company as a consultant in March 1997 and as Vice President of Development and Support in June 1997. From October 1996 to February 1997, Mr. McEvoy served as Executive Vice President of Products and Services at Verity, Inc., a provider of information search, retrieval and push software for corporate intranets and the Internet. From October 1994 to September 1996, he served in several executive management positions at Sybase, Inc., most recently as President, Enterprise Business Group. Prior to joining Sybase, in January 1989, Mr. McEvoy co-founded and served as President and Chief Executive Officer of Cooperative Solutions, Inc., a client/server software company focused on development tools and production software for mission-critical applications. Cooperative Solutions was acquired by Bachman Information Services, Inc. in August 1993, whereupon Mr. McEvoy joined Bachman as a Vice President and served in such capacity until August 1994. From December 1974 to June 1988, Mr. McEvoy worked at Tandem Computers, Inc., most recently as Vice President, Software Division. Mr. McEvoy holds a Bachelor of Science in Mathematics from Carnegie-Mellon University.

  RICHARD B. PIERCE joined Inktomi as its Vice President of Marketing in November 1996. From December 1981 until joining Inktomi, Mr. Pierce worked at Intel Corporation where he held a variety of marketing, strategic planning and operations management positions. Most recently, he was marketing director of Intel's mobile and handheld products group. Mr. Pierce holds a Bachelor of Science degree in Electrical Engineering from Purdue University.

  TIMOTHY STEVENS joined Inktomi as its Vice President of Corporate and Legal Affairs and General Counsel in July 1997. Prior to joining Inktomi, Mr. Stevens was an attorney with Wilson Sonsini Goodrich & Rosati, where he served as primary outside counsel for more than thirty private and public companies, specifically in the areas of venture capital and corporate financing, public offerings, mergers and acquisitions, and securities and intellectual property law. Mr. Stevens holds Bachelor of Science degrees in Finance and Management from the University of Oregon and a Juris Doctor degree from the University of California, Davis.

  VINCE VANNELLI joined Inktomi as Vice President of Worldwide Field Operations in January 1998. Prior to joining Inktomi, Mr. Vannelli was most recently the Vice President and General Manager for U.S. Operations for Hitachi Data Systems, Inc., a computer services and equipment company. Mr. Vannelli worked for Hitachi for eight years, first as a District Sales Manager in Northern California, then as the

Regional Manager of the Mid-Atlantic states, then as the Eastern Division Manager. Following these assignments, Mr. Vannelli returned to the West Coast to assist the Chief Executive Officer of Hitachi in re-engineering worldwide sales and marketing, then after a brief period running the Western Division, was named Vice President and General Manager for U.S. Operations. Prior to working for Hitachi, Mr. Vannelli was employed by IBM Corporation for eight years in a variety of sales and sales management roles. Mr. Vannelli holds a Bachelor of Science and a Masters degree in Industrial Engineering from Stanford University.

  FREDRIC W. HARMAN joined the Company as a Director in April 1997. Since July 1994, Mr. Harman has served as a Managing Member of the General Partners of venture capital funds affiliated with Oak Investment Partners. From April 1991 to June 1994, he served as a General Partner of Morgan Stanley Venture Capital, L.P. Mr. Harman is a director of ILOG, S.A., SPSS, Inc. and International Manufacturing Services, Inc. and several privately held companies. Mr. Harman holds a Bachelor of Science and Masters degree in Electrical Engineering from Stanford University and a Masters of Business Administration from Harvard University.

  JOHN A. PORTER joined the Company as a Director in March 1997. Mr. Porter is currently actively involved in a variety of private investment and business ventures. He is a director of WorldCom, Inc., a full-service telecommunications provider and, through its wholly owned subsidiary UUNet, Inc., the largest Internet Service Provider in the United States. Mr. Porter has served on the Board of Directors of WorldCom since 1989, serving as Chairman of the Board from 1989 to 1993 and as Vice Chairman from 1993 to 1996. Mr. Porter also serves as Chairman of the Board and Chief Executive Officer of Industrial Electric Manufacturing, Inc., a switch gear manufacturer, which he joined in 1995, and Chairman of the Board and Chief Executive Officer of Phillips & Brooks Gladwin, Inc., a full-service provider of public communications equipment and national outsourced services, which he joined in 1989. He is also a director of Uniroyal Technologies, Inc. and XLConnect, Inc.

  ALAN F. SHUGART joined the Company as a Director in December 1997. Since 1979, Mr. Shugart has been Chief Executive Officer of Seagate Technology, Inc., a manufacturer of disk drives and other computer equipment. From 1979 until September 1991 and since October 1992, Mr. Shugart has also served as Chairman of the Board of Seagate. He also served as President of Seagate from September 1991 until September 1997 and Chief Operating Officer of Seagate from September 1991 until March 1995. Mr. Shugart is currently a director of Valence Technology, Inc., SanDisk Corporation and Seagate Software, Inc., a subsidiary of Seagate.

  The Company's Board of Directors currently consists of five members. In addition, both Intel and Microsoft have observation rights to attend Board meetings. At each annual meeting of stockholders, the successors to directors will be elected to serve from the time of election and qualification until the next annual meeting following election. The Company's Bylaws provide that the authorized number of directors may be changed only by resolution of the Board of Directors.

  Executive officers are elected by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of the directors, officers or key employees of the Company.

BOARD COMMITTEES

  The Company has established an Audit Committee, a Compensation Committee and a Nominating Committee. The Audit Committee reviews the internal accounting procedures of the Company and consults with and reviews the services provided by the Company's independent accountants. The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all officers of the Company and establishes and reviews general policies relating to compensation and benefits of employees of the Company. The Nominating Committee is responsible for establishing general qualification guidelines applicable to nominees to the Board of Directors, and for identifying, interviewing and recommending persons meeting such guidelines to serve as members of the Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Board of Directors established its Compensation Committee in December 1997. Prior to establishing the Compensation Committee, the Board of Directors as a whole performed the functions delegated to the Compensation Committee.

DIRECTOR COMPENSATION

  Directors do not currently receive any cash compensation from the Company for their service as members of the Board of Directors, although they are reimbursed for certain expenses in connection with attendance at Board and Committee meetings. Under the Company's 1998 Stock Plan, nonemployee directors are eligible to receive stock option grants at the discretion of the Board of Directors or other administrator of the plan. See "--Incentive Stock Plans". In January 1997, the Board of Directors granted an option to purchase 66,667 shares of Common Stock at $1.95 per share to John Porter in connection with his appointment as a member of the Company's Board of Directors. This option was subsequently repriced to $0.45 per share in connection with the stock option repricing program approved by the Board of Directors in May 1997. In December 1997, the Board of Directors granted an option to purchase 50,000 shares of Common Stock at $3.33 per share to Alan F. Shugart in connection with his appointment as a member of the Company's Board of Directors.

EXECUTIVE COMPENSATION

  SUMMARY COMPENSATION TABLE. The following table sets forth the compensation earned for services rendered to the Company in all capacities for the fiscal year ended September 30, 1997 by the Company's Chief Executive Officer and the Company's four next most highly compensated executive officers who earned more than $100,000 during the fiscal year ended September 30, 1997 (collectively, the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                                                                    LONG-TERM
                                                                  COMPENSATION
                                          ANNUAL COMPENSATION        AWARDS
                                          --------------------    -------------
                                                                   SECURITIES
                                                                   UNDERLYING
      NAME AND PRINCIPAL POSITIONS        SALARY($)  BONUS($)     OPTIONS(#)(1)
      ----------------------------        ---------- ---------    -------------
David C. Peterschmidt.................... $ 150,000  $ 280,000(2)         --
 President and Chief Executive Officer
Paul Gauthier............................   105,000     14,977            --
 Chief Technology Officer
Jerry M. Kennelly(3).....................   184,102     37,045       200,001
 Vice President of Finance and Chief
 Financial Officer
Dennis L. McEvoy(4)......................    66,667     92,210       268,801
 Vice President of Development and
 Support
Richard B. Pierce(5).....................   150,016    333,776       233,334
 Vice President of Marketing

--------
(1) Shares subject to options granted under the Company's 1996 Equity Incentive Plan. Excludes 133,334 shares and 233,334 shares issuable upon exercise of options granted during the fiscal year under the 1996 Equity Incentive Plan to Mr. Kennelly and Mr. Pierce, respectively. Such options were cancelled during the fiscal year.
(2) Bonus earned and accrued during the fiscal year ended September 30, 1997. Bonus to be paid over fiscal 1998.
(3) Mr. Kennelly joined the Company in October 1996.
(4) Mr. McEvoy joined the Company in June 1997.
(5) Mr. Pierce joined the Company in November 1996.

  OPTION GRANTS. The following table sets forth certain information with respect to stock options granted to each of the Named Executive Officers during the fiscal year ended September 30, 1997. In accordance with the rules of the Securities and Exchange Commission, also shown below is the potential realizable value over the term of the option (the period from the grant date to the expiration date) based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These amounts are based on certain assumed rates of appreciation and do not represent the Company's estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of the Common Stock.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                          INDIVIDUAL GRANTS
                         ------------------------------------------------------
                                                                                POTENTIAL REALIZABLE
                                                                                  VALUE AT ASSUMED
                         NUMBER OF        % OF TOTAL                               ANNUAL RATES OF
                         SECURITIES        OPTIONS                               STOCK APPRECIATION
                         UNDERLYING       GRANTED TO      EXERCISE               FOR OPTION TERM(3)
                          OPTIONS         EMPLOYEES        PRICE     EXPIRATION ---------------------
          NAME           GRANTED(#)    DURING PERIOD(1) ($/SHARE)(2)    DATE        5%        10%
          ----           ----------    ---------------- ------------ ---------- ---------- ----------
David C. Peterschmidt...       --              --             --         --             --         --
Paul Gauthier...........       --              --             --         --             --         --
Jerry M. Kennelly.......  133,334 (4)         6.0%(5)      $1.95         (4)    $  163,513 $  414,375
                          133,334 (6)         6.4           0.45      05/15/07      37,734     95,625
                           66,667 (6)         3.2           0.45      06/30/07      18,867     47,813
Dennis L. McEvoy........    2,134 (7)         0.1           0.45      06/30/07         604      1,530
                          266,667 (8)        12.8           0.45      06/30/07      75,467    191,249
Richard B. Pierce.......  166,667 (4)         7.4 (5)       1.95         (4)       204,391    517,967
                           66,667 (4)         3.1 (5)       1.95         (4)        81,757    207,188
                          166,667 (9)         8.0           0.45      05/15/07      47,167    119,531
                           66,667(10)         3.2           0.45      05/15/07      18,867     47,813

--------
 (1) Based on an aggregate of 2,078,052 options granted by the Company during the fiscal year ended September 30, 1997 to employees of and consultants to the Company, including the Named Executive Officers.
 (2) The exercise price per share of each option was equal to the fair market value of the Common Stock on the date of grant as determined by the Board of Directors.
 (3) The potential realizable value is calculated based on the term of the option at its time of grant (ten years). It is calculated assuming that the fair market value of the Company's Common Stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price.
 (4) Options were granted in November 1996 and cancelled and regranted in connection with a stock option repricing program in May 1997.
 (5) Percentage calculated as if options granted and subsequently cancelled remained outstanding as of the end of the fiscal year.
 (6) Option was granted under the Company's 1996 Equity Incentive Plan. All shares under the option are immediately exercisable; however, as a condition of exercise the optionee must enter into a stock restriction agreement giving the Company the right in the event of any termination of employment to repurchase all then unvested shares at cost. 12% of the shares become vested six months following the date of commencement of employment and 2% of the shares become vested monthly thereafter, provided however that all shares become vested in the event of an acquisition of the Company. Mr. Kennelly exercised and purchased all shares under this option in July 1997.
 (7) Option was granted under the Company's 1996 Equity Incentive Plan. All shares under the option are immediately exercisable and fully vested. Mr. McEvoy exercised and purchased all shares under this option in July 1997.
 (8) Option was granted under the Company's 1996 Equity Incentive Plan. All shares under the option are immediately exercisable; however, as a condition of exercise the optionee must enter into a stock restriction agreement giving the Company the right in the event of any termination of employment to repurchase all then unvested shares at cost. 12% of the shares become vested six months following the date of commencement of employment and 2% of the shares become vested monthly thereafter, provided however that 25% of the shares become vested upon consummation of this offering and all shares become vested in the event of an acquisition of the Company. Mr. McEvoy exercised and purchased all shares under this option in July 1997.
 (9) Option was granted under the Company's 1996 Equity Incentive Plan. All shares under the option are immediately exercisable; however, as a condition of exercise the optionee must enter into a stock restriction agreement giving the Company the right in the event of any termination of employment to repurchase all then unvested shares at cost. 12% of the shares become vested six months following the date of commencement of employment and 2% of the shares become vested monthly thereafter. Mr. Pierce exercised and purchased all shares under this option in July 1997.
(10) Option was granted under the Company's 1996 Equity Incentive Plan. All shares under the option are immediately exercisable; however, as a condition of exercise the optionee must enter into a stock restriction agreement giving the Company the right in the event of any termination of employment to repurchase all then unvested shares at cost. 50% of the shares become vested one year following the date of commencement of employment and the remaining 50% of the shares become vested two years following the date of commencement of employment. Mr. Pierce exercised and purchased all shares under this option in July 1997.

  AGGREGATE OPTION EXERCISES AND OPTION VALUES. The following table sets forth information with respect to the Named Executive Officers concerning option exercises for the fiscal year ended September 30, 1997 and exercisable and unexercisable options held as of September 30, 1997:

    OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                      NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                                     UNDERLYING UNEXERCISED         IN-THE-MONEY
                           SHARES                          OPTIONS AT                OPTIONS AT
                          ACQUIRED                    SEPTEMBER 30, 1997(#)   SEPTEMBER 30, 1997($)(2)
                             ON          VALUE      ------------------------- -------------------------
          NAME           EXERCISE(#) REALIZED($)(1) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
          ----           ----------- -------------- ----------- ------------- ----------- -------------
David C. Peterschmidt
 (3)....................   266,667      $768,001      716,867        --       $2,064,577       --
Paul Gauthier...........       --            --           --         --              --        --
Jerry M. Kennelly (4)...   200,001       576,003          --         --              --        --
Dennis L. McEvoy (5)....   268,801       774,147          --         --              --        --
Richard B. Pierce (6)...   233,334       672,002          --         --              --        --

--------
(1) Based on a value of $3.33 per share, the deemed fair market value at September 30, 1997, minus the per share exercise price, multiplied by the number of shares issued upon exercise of the option.
(2) Based on a value of $3.33 per share, the deemed fair market value at September 30, 1997, minus the per share exercise price, multiplied by the number of shares underlying the option.
(3) All shares subject to unexercised options held by Mr. Peterschmidt become fully vested and exercisable upon consummation of the offering, and are therefore included in the Exercisable column above.
(4) As of March 31, 1998, 142,667 of the shares acquired by Mr. Kennelly were subject to a right of repurchase by the Company at cost in the event of termination of employment with the Company. The repurchase option lapses at the rate of 4,000 shares per month, provided however that the repurchase option lapses in full in the event of an acquisition of the Company.
(5) As of March 31, 1998, 213,334 of the shares acquired by Mr. McEvoy were subject to a right of repurchase by the Company at cost in the event of termination of employment with the Company. The repurchase option lapses as to 66,667 shares upon consummation of the offering and at the rate of approximately 3,667 additional shares per month thereafter, provided however that the repurchase option lapses in full in the event of an acquisition of the Company.
(6) As of March 31, 1998, 146,668 of the shares acquired by Mr. Pierce were subject to a right of repurchase by the Company at cost in the event of termination of employment with the Company. The repurchase option lapses as to 3,333 shares per month and as to an additional 33,333 shares on November 18, 1998.

INCENTIVE STOCK PLANS

  1996 EQUITY INCENTIVE PLAN. The Company's 1996 Equity Incentive Plan (the "Incentive Plan") provides for the grant of incentive stock options to employees and nonstatutory stock options, stock purchase rights and stock bonus rights to employees, directors and consultants. As of March 31, 1998, options to purchase 1,947,763 shares of Common Stock were outstanding and 2,143,355 shares had been issued upon exercise of outstanding options. Options granted under the Incentive Plan are exercisable in full when granted; however to the extent unvested the shares issuable upon exercise of an option are subject to a right of repurchase in favor of the Company at the exercise price. For employees, the stock options typically vest or the right of repurchase generally lapses as to 12% of the granted shares six months following the first date of employment and as to an additional 2% of the granted shares at the end of each full month thereafter, subject to continued employment with the Company. For consultants and directors, the right of repurchase generally lapses over the term of service. Prior to adopting the Incentive Plan, the Company granted nonstatutory stock options to purchase Common Stock to certain employees and consultants. As of March 31, 1998, options to purchase 75,557 shares were outstanding and options to purchase 317,676 shares had been issued upon exercise of options. These options carry substantially the same provisions as the options granted under the Incentive Plan. Options granted under the Incentive Plan will remain outstanding in accordance with their terms, but the Board of Directors has determined that no further options or other awards will be granted under the Incentive Plan.

  1998 STOCK PLAN. The Company's 1998 Stock Plan (the "Stock Plan") provides for the grant of incentive stock options to employees and nonstatutory stock options and stock purchase rights to employees, directors and consultants. A total of 1,000,000 shares of Common Stock has been reserved for issuance under the Stock Plan, all of which are currently available for grant. The number of shares reserved for issuance under the Stock Plan will be subject to an annual increase every April equal to that number of shares necessary to ensure that 1,000,000 shares are available for issuance thereunder. The Stock Plan is currently administered by the Board of Directors, although the Board may designate certain committees to administer the Stock Plan with respect to different groups of service providers. Options and stock purchase rights granted under the Stock Plan will vest as determined by the relevant administrator, and if not assumed or substituted by a successor corporation will accelerate and become fully vested in the event of an acquisition of the Company. The exercise price of options and stock purchase rights granted under the Stock Plan will be as determined by the relevant administrator, although the exercise price of incentive stock options must be at least equal to the fair market value of the Company's Common Stock on the date of grant. The Board of Directors may amend, modify or terminate the Stock Plan at any time as long as such amendment, modification or termination does not impair vesting rights of plan participants. The Stock Plan will terminate in April 2008, unless terminated earlier by the Board of Directors.

  1998 EMPLOYEE STOCK PURCHASE PLAN. The Company's 1998 Employee Stock Purchase Plan (the "Purchase Plan") provides employees of the Company with an opportunity to purchase Common Stock of the Company through accumulated payroll deductions. A total of 300,000 shares of Common Stock have been reserved for issuance under the Purchase Plan, none of which have been issued. The number of shares reserved for issuance under the Purchase Plan will be subject to an annual increase every April equal to that number of shares necessary to ensure that 300,000 shares are available for issuance thereunder. The Purchase Plan will be administered by the Board of Directors of the Company or by a committee appointed by the Board. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions of up to 20% of an employee's compensation for the first offering period, and up to 15% of an employee's compensation for subsequent offering periods, up to a maximum of $25,000 for all purchases ending within the same calendar year. Employees are eligible to participate if they are customarily employed by the Company for at least 20 hours per week and more than five months in any calendar year. Unless the Board of Directors or its committee determine otherwise, each offering period will run for 24 months and will be divided into four consecutive purchase periods of approximately six months. The first offering period and the first purchase period commence on the date of this Prospectus, and new 24 month offering periods will commence every six months thereafter. In the event of an acquisition of the Company, offering and purchase periods then in progress will be shortened and all options automatically exercised. The price at which Common Stock will be purchased under the Purchase Plan is equal to 85% of the fair market value of the Common Stock on the first day of the applicable offering period or the last day of the applicable purchase period, whichever is lower. Employees may end their participation in the offering period at any time, and participation automatically ends on termination of employment. The Board may amend, modify or terminate the Purchase Plan at any time as long as such amendment, modification or termination does not impair vesting rights of plan participants. The Purchase Plan will terminate in April 2008, unless terminated earlier in accordance with its provisions.

401(k) PLAN

  In 1996, the Company adopted a Retirement Savings and Investment Plan (the "401(k) Plan") covering the Company's full-time employees located in the United States. The 401(k) Plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), so that contributions to the 401(k) Plan by employees or by the Company, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($10,000 in 1998) and to have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions to the 401(k) Plan by the Company on behalf of all participants in the 401(k) Plan. To date, the Company has not made any contributions to the 401(k) Plan.

EMPLOYMENT AGREEMENT

  The Company has an employment agreement with David C. Peterschmidt, its President and Chief Executive Officer. The agreement provides for an initial annual salary of $150,000. The agreement is for no specified length of term, and either party has the right to terminate the agreement at any time with or without cause. The agreement does not provide for any mandatory severance, although the Company has the right to continue to pay Mr. Peterschmidt his then current salary for up to 12 months following termination of employment, in which case Mr. Peterschmidt may not compete against the Company for such time period.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

  The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for (i) any breach of their duty of loyalty to the corporation or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

  The Company's Certificate of Incorporation and Bylaws provide that the Company shall indemnify its directors and executive officers and may indemnify its other officers and employees and other agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company's Bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

  The Company has entered into agreements to indemnify its directors and executive officers, in addition to indemnification provided for in the Company's Bylaws. These agreements, among other things, provide for indemnification of the Company's directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or executive officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                             CERTAIN TRANSACTIONS

  In February 1996, the Company issued 751,815, 751,815 and 283,038 shares of Common Stock to Dr. Eric A. Brewer, Paul Gauthier and David A. Brewer, respectively, at a cash price of $0.000075 per share. In March 1996, the Company issued 1,683,168, 1,683,168, and 633,664 shares of Series A Preferred Stock to Dr. Brewer, Mr. Gauthier and Mr. Brewer, respectively, at a cash price of $0.00075 per share. Dr. Brewer and Mr. Gauthier are each executive officers of the Company, and Dr. Brewer is a Director of the Company. Mr. Brewer is a 5% stockholder of the Company.

  In March 1996, Inktomi LLC, a California limited liability company whose members consist of Dr. Brewer, Mr. Gauthier and Mr. Brewer, and Dr. Brewer, Mr. Gauthier and Mr. Brewer as individuals, transferred to the Company all of their right, title and interest in certain technology in exchange for $100,000 cash and a promissory note of the Company in the principal amount of $3,132,759. The assigned technology included all technology developed by any of them directly or indirectly related to scalable web servers built out of commodity workstations and the Myrinet network, a search engine utilizing these scalable Web servers, a "crawler" that scans the Web to locate Web pages for indexing into the search engine database, and any other applications of parallel processing to Web servers, search engines, "crawlers", and related products which have been conceived by any of them. In April 1997, Inktomi LLC and the Company entered into an agreement in which Inktomi LLC converted approximately $43,800 of the outstanding principal of the promissory note into a warrant to purchase 417,701 shares of the Company's Common Stock at an exercise price of $0.33 per share and forgave all other indebtedness under the promissory note.

  In July 1996, the Company entered into an employment agreement with David C. Peterschmidt, the Company's President and Chief Executive Officer. The agreement provides for an initial annual salary of $150,000. The agreement is for no specified length of term, and either party has the right to terminate the agreement at any time with or without cause. The agreement does not provide for any mandatory severance, although the Company has the right to continue to pay Mr. Peterschmidt his then current salary for up to twelve months following termination of employment, in which case Mr. Peterschmidt may not compete against the Company for such time period.

  In January 1997, the Board of Directors granted an option to purchase 66,667 shares of Common Stock at $1.95 per share to John A. Porter in connection with his appointment as a member of the Company's Board of Directors. This option was subsequently repriced to $0.45 per share in connection with the stock option repricing program approved by the Board of Directors in May 1997.

  From March 1997 to June 1997, Dennis L. McEvoy worked as a part-time consultant to the Company. In exchange for consulting services, the Company issued to Mr. McEvoy a stock option to purchase 2,134 shares of Common Stock at $0.45 per share. Mr. McEvoy exercised the stock option in full in July 1997. Mr. McEvoy joined the Company full time as Vice President of Development and Support in June 1997.

  In April 1997, the Company issued and sold to entities affiliated with Oak Investment Partners ("Oak Partners") 2,405,653 shares of Series D Preferred Stock at $3.3255 per share and warrants to purchase 801,884 shares of Series D1 Preferred Stock at $4.98825 per share. Oak Partners exercised its warrants in full in March 1998 (after assigning warrants to purchase 10,024 shares to a technology partner of Oak Partners, which warrants were subsequently exercised). Each outstanding share of Series D Preferred Stock and Series D1 Preferred Stock will convert into one share of Common Stock upon consummation of the offering. Oak Partners is a 5% stockholder of the Company. Fredric W. Harman is a Managing Partner of the General Partners of the Oak Partners entities and is a director of the Company.

  In December 1997, the Board of Directors granted an option to purchase 50,000 shares of Common Stock at $3.33 per share to Alan F. Shugart in connection with his appointment as a member of the Company's Board of Directors.

  In April 1998, the Company loaned $666,000 to Vince Vannelli, Vice President of Worldwide Field Operations, in connection with the exercise of his stock options. The loan bears interest at the lowest applicable federal rate and is secured by the shares issued upon exercise of the stock option. All principal and accrued interest under the loan is due and payable in April 2002, or within 90 days following any termination of employment.

  All future transactions, including any loans from the Company to its officers, directors, principal stockholders or affiliates, will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested members of the Board of Directors or, if required by law, a majority of disinterested stockholders, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information known to the Company with respect to the beneficial ownership of its Common Stock as of March 31, 1998, and as adjusted to reflect the sale of Common Stock offered hereby by (i) each stockholder known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Named Executive Officers, (iii) each director of the Company, (iv) all directors and executive officers as a group, and (v) all other Selling Stockholders. As of March 31, 1998, there were 18,531,813 shares of Common Stock outstanding, as adjusted to reflect the conversion of all outstanding shares of Preferred Stock upon closing of this offering and the issuance of 562,446 shares of Common Stock upon the exercise of warrants held by certain stockholders on or before the closing of this offering.

                                 SHARES                             SHARES
                           BENEFICIALLY OWNED     NUMBER OF   BENEFICIALLY OWNED
                          PRIOR TO OFFERING(1)      SHARES   AFTER OFFERING(1)(2)
                          -----------------------   BEING    -----------------------
                            NUMBER      PERCENT   OFFERED(2)   NUMBER      PERCENT
                          ------------ ---------- ---------- ------------ ----------
Entities affiliated with
 Oak Investment
 Partners(3)............     3,197,514     17.3%       --       3,197,514     15.6%
 525 University Avenue,
 Suite 1300
 Palo Alto, CA 94301
Fredric W. Harman(4)....     3,197,514     17.3        --       3,197,514     15.6
 525 University Avenue,
 Suite 1300
 Palo Alto, CA 94301
Dr. Eric A. Brewer(5)...     2,347,983     12.6        --       2,347,983     11.3
 1900 S. Norfolk St.,
 Suite 310
 San Mateo, CA 94403
Paul Gauthier(6)........     2,147,429     11.5        --       2,147,429     10.4
 1900 S. Norfolk St.,
 Suite 310
 San Mateo, CA 94403
David A. Brewer(7)......       956,871      5.1     50,000        906,871      4.4
 941 West Moana Lane
 Reno, NV 89509
David C.
 Peterschmidt(8)........       856,867      4.5        --         856,867      4.0
Jerry M. Kennelly(9)....       276,926      1.5                   276,926      1.3
Dennis L. McEvoy(10)....       268,801      1.5        --         268,801      1.3
Richard B. Pierce(11)...       335,898      1.8        --         335,898      1.6
John A. Porter(12)......        66,667        *        --          66,667        *
Alan F. Shugart(13).....        50,000        *        --          50,000        *
All directors and
 executive officers as a
 group (11 persons)(14).     9,821,294     49.6        --       9,821,294     45.0
United Capital Group
 L.P. ..................       848,294      4.6    100,000        748,294      3.6
 c/o Mattei Motorsports
 LLC
 6007 Victory Lane
 Harrisburg, NC 28075
Thomas Lamar............       129,830        *     35,936         93,894        *
 100 S. Ellsworth
 Avenue, Suite 900
 San Mateo, CA 94401
Adam Sah................        55,468        *      5,000         50,468        *
 2224 Grant Street, Apt.
 B
 Berkeley, CA 94704
Pittiglio Rabin Todd &
 McGrath(15)............        43,334        *     43,334            --       --
 1503 Grant Road, Suite
 200
 Mountain View, CA 94040
David Bernstein.........         4,459        *      1,333          3,126        *
 129 Lauren Circle
 Scotts Valley, CA 95066

-------
  * Less than 1%

 (1) Assumes no exercise of Underwriters' over-allotment option.
 (2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after March 31, 1998 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Unless otherwise indicated in the table above, the address of each of the individuals listed in the table is Inktomi Corporation, 1900 South Norfolk Street, Suite 310, San Mateo, California 94403.
 (3) Includes 3,119,174 shares held by Oak Investment Partners VII, Limited Partnership, and 78,340 shares held by Oak VII Affiliates Fund, Limited Partnership.
 (4) Includes 3,119,174 shares held by Oak Investment Partners VII, Limited Partnership, and 78,340 shares held by Oak VII Affiliates Fund, Limited Partnership. Mr. Harman is a Managing Partner of the General Partners of the Oak Partners entities and is a director of the Company. He disclaims beneficial ownership of the shares held by the Oak Partners entities except to the extent of his proportionate partnership interest therein.
 (5) Includes 2,172,549 shares held by Dr. Brewer and his wife, Lisa M. Sardegna. Also includes Dr. Brewer's pro rata interest in a warrant held by Inktomi LLC, which pro rata interest equals 175,434 shares. All such shares and warrants are fully vested and are not subject to repurchase by the Company. Also includes 201,550 shares of Common Stock transferred by Dr. Brewer and his wife subsequent to March 31,1998 and 66,667 shares of Common Stock subject to a right of purchase by certain other stockholders of the Company at the initial price to public set forth on the cover page of this Prospectus, which right expires 15 days following the date of this Prospectus.
 (6) Includes 1,971,995 shares held by Mr. Gauthier. Also includes Mr. Gauthier's pro rata interest in a warrant held by Inktomi LLC, which pro rata interest equals 175,434 shares. All such shares and warrants are fully vested and are not subject to repurchase by the Company. Also includes 45,333 shares of Common Stock transferred by Mr. Gauthier subsequent to March 31, 1998 and 80,000 shares of Common Stock subject to a right of purchase by certain other stockholders of the Company at the initial price to public set forth on the cover page of this Prospectus, which right expires 15 days following the date of this Prospectus.
 (7) Includes 890,038 shares held by Mr. Brewer. Also includes Mr. Brewer's pro rata interest in a warrant held by Inktomi LLC, which pro rata interest equals 66,833 shares. Also includes 40,000 shares of Common Stock subject to a right of purchase by certain other stockholders of the Company at the initial price to public set forth on the cover page of this Prospectus, which right expires 15 days following the date of this Prospectus.
 (8) Includes 206,667 shares held by David C. Peterschmidt and Roxanne N. Peterschmidt, Trustees of the Peterschmidt Family Trust U/D/T Dtd 12/30/91. Also includes 650,200 shares issuable upon exercise of stock options that vest in full upon completion of the offering.
 (9) Includes 667 shares held by William Kennelly, Dorothy Kennelly and Jerry Kennelly, as joint tenants, 6,667 shares held by Jerry Kennelly, as trustee for Christopher Kennelly, 6,667 shares held by Jerry Kennelly, as trustee for Michael Kennelly, and 262,925 shares held by Mr. Kennelly. As of March 31, 1998, 142,667 of the shares held by Mr. Kennelly were subject to a right of repurchase by the Company at cost in the event Mr. Kennelly ceases to be an employee of the Company. The right of repurchase lapses at the rate of 4,000 shares per month and lapses in full upon consummation of an acquisition of the Company.
(10) All shares are held by Mr. McEvoy and his wife, Kim Worsencroft. At March 31, 1998, 213,334 of the shares held by Mr. McEvoy and Ms. Worsencroft were subject to a right of repurchase by the Company at cost in the event Mr. McEvoy ceases to be an employee of the Company. The right of repurchase lapses as to 66,667 shares upon completion of the offering, as to the remaining shares at the rate of approximately 3,667 shares per month, and as to all shares upon consummation of an acquisition of the Company.
(11) Includes 44,444 shares held by UTMA: Richard B. Pierce Custodian for Garrett Dean Pierce, 44,444 shares held by UTMA: Audrey Jean Brandt Custodian for Adrianna Jean Brandt Pierce, and 247,010 shares held by The Richard Pierce and Audrey Brandt-Pierce Family Trust. As of March 31, 1998, 146,668 of the shares held by the Pierce Family Trust were subject to a right of repurchase by the Company at cost in the event Mr. Pierce ceases to be an employee of the Company. The right of repurchase lapses at the rate of 3,333 shares per month and as to an additional 33,333 shares on November 18, 1998.
(12) All shares are held by Integra Holdings, L.P. As of March 31, 1998, 33,334 of the shares held by Integra Holdings were subject to a right of repurchase by the Company at cost in the event Mr. Porter ceases to be a director of the Company. The right of repurchase lapses at the rate of 2,778 shares per month.

(13) Consists of an option held by Mr. Shugart to purchase 50,000 shares of Common Stock. The option is fully exercisable although as of March 31, 1998, 33,332 of the shares issuable upon exercise of the option are subject to a right of repurchase by the Company at cost in the event Mr. Shugart ceases to be a director of the Company. The right of repurchase lapses at the rate of 2,778 shares per month.
(14) Includes 350,868 shares issuable upon exercise of warrants and options to purchase 900,200 shares, which options are immediately exercisable as of March 31, 1998. Also includes 246,883 shares of Common Stock transferred by officers and 3,334 shares of Common Stock acquired by an officer subsequent to March 31, 1998, and 146,667 shares of Common Stock subject to a right of purchase by certain other stockholders of the Company at the initial price to public set forth on the cover page of this Prospectus, which right expires 15 days following the date of this Prospectus.
(15) Includes 43,334 shares of Common Stock issuable upon exercise of options. These options are expected to be exercised prior to the closing of this offering.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  Upon the completion of this offering, the Company will be authorized to issue 100,000,000 shares of Common Stock, $0.001 par value, and 10,000,000 shares of undesignated Preferred Stock, $0.001 par value. The following description of the Company's capital stock does not purport to be complete and is subject to and qualified in its entirety by the Company's Certificate of Incorporation and Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

  As of March 31, 1998, there were 18,531,813 shares of Common Stock outstanding which were held of record by approximately 250 stockholders, as adjusted to reflect the conversion of all outstanding shares of Preferred Stock upon closing of this offering and the issuance of 562,446 shares of Common Stock upon the exercise of warrants held by certain stockholders on or before the closing of this offering.

  The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. See "Dividend Policy". In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon the closing of this offering will be fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors has the authority, without action by the stockholders, to designate and issue Preferred Stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of Preferred Stock upon the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holders of such Preferred Stock. However, the effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock and delaying or preventing a change in control of the Company without further action by the stockholders. The Company has no present plans to issue any shares of Preferred Stock.

WARRANTS

  At March 31, 1998, there were warrants outstanding to purchase a total of 1,376,272 shares of Common Stock. The Company anticipates that warrants to purchase 562,446 shares at a weighted average exercise price of $0.48 per share will be exercised on or before completion of this offering. Warrants to purchase 200,472 shares at $4.99 per share will expire in April 1999, warrants to purchase 170,667 shares at $11.25 per share will expire in October 1999, warrants to purchase 3,334 shares at $7.50 per share will expire in August 2001, warrants to purchase 417,701 shares at $0.33 per share will expire in April 2002 and warrants to purchase 21,652 shares at $3.33 per share will expire in February 2007. Subsequent to March 31, 1998, the Company issued warrants to purchase 27,778 shares of Common Stock at $17.55 per share and warrants to purchase 69,445 shares of Common Stock at $35.10 per share. These warrants expire in June 2002.

REGISTRATION RIGHTS

  The holders of 13,191,189 shares of Common Stock and the holders of warrants to purchase 222,124 shares of Common Stock (the "registrable securities") or their permitted transferees are entitled to certain rights with respect to registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between the Company and the holders of registrable securities. Under these registration rights, beginning 180 days following the date of this Prospectus, holders of at least a majority of the then outstanding registrable securities may require on one occasion that the Company register their shares for public resale. The Company is obligated to register these shares if the holders of a majority of such shares request registration and only if the shares to be registered constitute at least 50% of the then outstanding registrable securities or have an anticipated public offering price of at least $2,000,000. In addition, holders of registrable securities may require on five separate occasions that the Company register their shares for public resale on Form S-3 or similar short-form registration, provided the Company is eligible to use Form S-3 or similar short-form registration and provided further that the value of the securities to be registered is at least $500,000. Furthermore, in the event the Company elects to register any of its shares of Common Stock for purposes of effecting any public offering, the holders of registrable securities are entitled to include their shares of Common Stock in the registration, subject however to the right of the Company to reduce the number of shares proposed to be registered in view of market conditions. All expenses in connection with any registration (other than underwriting discounts and commissions) will be borne by the Company. All registration rights will terminate four years following the consummation of this offering, or, with respect to each holder of registrable securities, at such time as the Company's shares are publicly traded and the holder is entitled to sell all of its shares in any three month period under Rule 144 of the Securities Act.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

  Certain provisions of Delaware law and the Company's Certificate of Incorporation and Bylaws could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

  The Company is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

  The Company's Certificate of Incorporation eliminates the right of stockholders to act by written consent without a meeting. The Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors. The authorization of undesignated Preferred Stock makes it possible for the Board of Directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company. The amendment of any of these provisions would require approval by holders of at least 66 2/3% of the outstanding Common Stock.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is Norwest Shareowner Services, South St. Paul, Minnesota.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no market for the Common Stock of the Company, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after this offering. Future sales of substantial amounts of Common Stock (including shares issued upon exercise of outstanding options and warrants) in the public market following this offering could adversely affect market prices prevailing from time to time and could impair the Company's ability to raise capital through sale of its equity securities. As described below, no shares currently outstanding will be available for sale immediately after this offering because of certain contractual restrictions on resale. Sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

  Upon completion of this offering, the Company will have outstanding 21,018,142 shares of Common Stock (based upon shares outstanding as of May 31, 1998 and assuming the exercise of options to purchase 43,334 shares by a certain Selling Stockholder), assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options or warrants that do not expire prior to completion of this offering. Of these shares, the 2,254,000 shares sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 18,764,142 shares of Common Stock held by existing stockholders are "Restricted Shares" as that term is defined in Rule
144. All such Restricted Shares are subject to lock-up agreements providing that, with certain limited exceptions, the stockholder will not offer, sell, contract to sell or otherwise dispose of any securities of the Company that are substantially similar to the Common Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of the lock-up agreement) for a period of 180 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, none of these shares will be salable until 181 days after the date of this Prospectus. Beginning 181 days after the date of this Prospectus, approximately 14,649,191 Restricted Shares will be eligible for sale in the public market, all of which are subject to volume limitations under Rule 144, except 4,498,523 shares eligible for sale under Rule 144(k) and 2,800,155 shares eligible for sale under Rule 701 (subject in some cases to repurchase rights in favor of the Company). Thereafter, approximately 3,419,312 Restricted Shares will become eligible for sale between the end of the lock-up period and March 31, 1999 and the remaining 695,639 Restricted Shares will become eligible for sale one year from the date of this Prospectus. In addition, as of May 31, 1998, there were outstanding 1,791,866 options (of which options for 43,334 shares are expected to be exercised on or before the closing of this offering) and 911,049 warrants to purchase Common Stock. All such options and warrants are subject to lock-up agreements. Goldman, Sachs & Co. may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of Common Stock then outstanding (which will equal approximately 200,000 shares immediately after this offering); or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to the Company who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this Prospectus before selling such shares. However, all Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements or no sooner than 90 days after the offering upon obtaining the prior written consent of Goldman, Sachs & Co.

  Immediately after this offering, the Company intends to file a registration statement under the Securities Act covering shares of Common Stock subject to outstanding options under the 1996 Equity Incentive Plan, the 1998 Stock Plan and the 1998 Employee Stock Purchase Plan (collectively the "Incentive Stock Plans"). See "Management--Incentive Stock Plans". Based on the number of shares subject to outstanding options as of May 31, 1998 and currently reserved for issuance under the Incentive Stock Plans, such registration statement would cover approximately 3,091,866 shares. Such registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates of the Company, be available for sale in the open market immediately after the 180-day lock-up agreements expire.

  Also beginning six months after the date of this offering, holders of 13,191,189 Restricted Shares and holders of warrants to purchase 222,124 shares of Common Stock will be entitled to certain rights with respect to registration of such shares for sale in the public market. See "Description of Capital Stock--Registration Rights". Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by affiliates) immediately upon the effectiveness of such registration.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C., a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected by anyone without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the Underwriters by Venture Law Group, A Professional Corporation, Menlo Park, California. As of the date of this prospectus, WS Investment Company 97A, an investment partnership composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially owns an aggregate of 12,829 shares of the Company's Common Stock.

                                    EXPERTS

  The consolidated balance sheets as of September 30, 1996 and 1997 and the consolidated statements of operations, changes in stockholders' deficiency and cash flows for the period from February 2, 1996 (date of incorporation) through September 30, 1996 and the year ended September 30, 1997 included in this Prospectus have been included herein in reliance on the report of Coopers & Lybrand L.L.P., Independent Accountants, which report is given on the authority of that firm as experts in auditing and accounting.

                              INKTOMI CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants........................................... F-2
Consolidated Balance Sheets................................................. F-3
Consolidated Statements of Operations....................................... F-4
Consolidated Statements of Changes in Stockholders' (Deficiency) Equity..... F-5
Consolidated Statements of Cash Flows....................................... F-6
Notes to Consolidated Financial Statements.................................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Inktomi Corporation:

  We have audited the accompanying balance sheets of Inktomi Corporation as of September 30, 1996 and 1997, and the related statements of operations, changes in stockholders' (deficiency) equity, and cash flows for the period from February 2, 1996 (date of inception) through September 30, 1996 and the year ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inktomi Corporation as of September 30, 1996 and 1997, and the results of its operations and its cash flows for the period from February 2, 1996 (date of inception) through September 30, 1996 and the year ended September 30, 1997, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.
San Francisco, California
November 3, 1997

                              INKTOMI CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                      MARCH 31,
                          SEPTEMBER 30, SEPTEMBER 30,   MARCH 31,        1998
                              1996          1997           1998       PRO FORMA
                          ------------- -------------  ------------  ------------
                                                       (UNAUDITED)   (UNAUDITED)
         ASSETS
Current assets:
 Cash and cash
  equivalents...........   $   415,847  $  6,323,895   $ 17,133,295   $17,405,519
 Accounts receivable,
  net of allowances of
  $50,000, $80,519 and
  $174,458,
  respectively..........       127,798       829,427      1,186,365     1,186,365
 Prepaid expenses.......        37,574       142,255        477,274       477,274
 Other current assets...           --         20,431         25,155        25,155
                           -----------  ------------   ------------  ------------
 Total current assets...       581,219     7,316,008     18,822,089    19,094,313
Property and equipment,
 net....................     1,890,717     6,808,469      6,414,178     6,414,178
Other assets............        48,860       192,320         58,126        58,126
                           -----------  ------------   ------------  ------------
 Total assets...........   $ 2,520,796  $ 14,316,797   $ 25,294,393  $ 25,566,617
                           ===========  ============   ============  ============
    LIABILITIES AND
     STOCKHOLDERS'
  (DEFICIENCY) EQUITY
Current liabilities:
 Current portion of
  notes payable.........   $ 3,332,759  $  2,449,601   $  2,514,764  $  2,514,764
 Current portion of
  capital lease
  obligations...........           --            --         331,228       331,228
 Accounts payable.......       388,665       927,044      1,266,311     1,266,311
 Accrued liabilities....       458,295     1,147,217      1,935,753     1,935,753
 Deferred revenue.......           --        714,822        794,309       794,309
                           -----------  ------------   ------------  ------------
 Total current
  liabilities...........     4,179,719     5,238,684      6,842,365     6,842,365
Notes payable...........           --      5,029,411      4,189,042     4,189,042
Capital lease
 obligations, less
 current portion........           --            --       1,001,546     1,001,546
                           -----------  ------------   ------------  ------------
 Total liabilities......     4,179,719    10,268,095     12,032,953    12,032,953
                           -----------  ------------   ------------  ------------
Commitments (Note 4)
Stockholders'
 (deficiency) equity:
 Series A through E
  convertible Preferred
  Stock, $.001 par
  value:
 Authorized: 14,000,000
  shares in 1996,
  17,080,000 shares in
  1997, 20,680,000
  shares at March 31,
  1998 (unaudited) and
  no pro forma shares
  (unaudited); Issued
  and outstanding:
  10,072,468 shares in
  1996, 14,938,121
  shares in 1997,
  19,460,486 shares at
  March 31, 1998
  (unaudited) and no pro
  forma shares
  (unaudited);
  (liquidation value:
  $21,408,156 at March
  31,1998)..............        10,073        14,938         19,461           --
 Common Stock, $.001 par
  value:
 Authorized: 50,000,000
  shares in 1996, 1997,
  and at March 31, 1998
  (unaudited) and
  50,000,000 shares pro
  forma (unaudited);
  Issued and
  outstanding: 2,467,137
  shares in 1996,
  4,632,208 shares in
  1997, 4,931,468 shares
  at March 31, 1998
  (unaudited) and
  18,531,813 shares pro
  forma (unaudited).....         2,467         4,632          4,931        18,532
 Additional paid-in
  capital...............     4,404,725    15,247,845     33,147,813    33,425,897
 Other..................    (2,541,757)      977,944        213,566       213,566
 Accumulated deficit....    (3,534,431)  (12,196,657)   (20,124,331)  (20,124,331)
                           -----------  ------------   ------------  ------------
 Total stockholders'
  (deficiency) equity...    (1,658,923)    4,048,702     13,261,440    13,533,664
                           -----------  ------------   ------------  ------------
  Total liabilities and
   stockholders'
   (deficiency) equity..   $ 2,520,796  $ 14,316,797   $ 25,294,393  $ 25,566,617
                           ===========  ============   ============  ============

   The accompanying notes are an integral part of these financial statements.

                              INKTOMI CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                          FOR THE PERIOD FROM
                           FEBRUARY 2, 1996                       FOR THE SIX
                          (DATE OF INCEPTION) FOR THE YEAR       MONTHS ENDED
                                THROUGH           ENDED            MARCH 31,
                             SEPTEMBER 30,    SEPTEMBER 30, ------------------------
                                 1996             1997         1997         1998
                          ------------------- ------------- -----------  -----------
                                                            (UNAUDITED)  (UNAUDITED)
Revenues:
 Network applications...             --        $   60,000          --    $  690,688
 Search services........      $  530,088        5,725,120   $2,282,341    5,185,215
                              ----------       ----------   ----------   ----------
    Total revenues......         530,088        5,785,120    2,282,341    5,875,903
Cost of revenues........         238,756        1,511,933      466,103    1,694,849
                              ----------       ----------   ----------   ----------
    Gross profit........         291,332        4,273,187    1,816,238    4,181,054
Operating expenses:
 Sales and marketing....         898,227        7,043,494    2,661,186    6,521,317
 Research and
  development...........       1,482,406        4,210,482    1,665,203    3,813,823
 General and
  administrative........       1,341,244        1,485,539      601,957    1,689,038
                              ----------       ----------   ----------   ----------
    Operating loss......       3,430,545        8,466,328    3,112,108    7,843,124
Interest income.........          (6,841)        (175,108)     (14,523)    (148,589)
Interest expense........         109,927          369,356       92,218      232,339
                              ----------       ----------   ----------   ----------
    Loss before income
     taxes..............       3,533,631        8,660,576    3,189,803    7,926,874
Provision for income
 taxes..................             800            1,650          850          800
                              ----------       ----------   ----------   ----------
    Net loss............      $3,534,431       $8,662,226   $3,190,653   $7,927,674
                              ==========       ==========   ==========   ==========
Basic and diluted net
 loss per share.........      $    (1.88)      $    (2.96)  $    (1.29)  $    (1.66)
                              ==========       ==========   ==========   ==========
Weighted average shares
 outstanding used in per
 share calculation......       1,883,701        2,927,318    2,477,045    4,765,532
                              ==========       ==========   ==========   ==========
Pro forma basic and
 diluted net loss per
 share..................                       $    (0.72)               $    (0.46)
                                               ==========                ==========
Weighted average shares
 outstanding used in pro
 forma per share
 calculation............                       12,029,713                17,135,058
                                               ==========                ==========


   The accompanying notes are an integral part of these financial statements.

                              INKTOMI CORPORATION
    CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIENCY) EQUITY
           FOR THE PERIOD FROM FEBRUARY 2, 1996 (DATE OF INCEPTION)
         THROUGH SEPTEMBER 30, 1996, THE YEAR ENDED SEPTEMBER 30, 1997
                    AND THE SIX MONTHS ENDED MARCH 31, 1998

                             CONVERTIBLE
                           PREFERRED STOCK     COMMON STOCK   ADDITIONAL
                          ------------------ ----------------   PAID-IN                ACCUMULATED
                            SHARES   AMOUNT   SHARES   AMOUNT   CAPITAL      OTHER       DEFICIT        TOTAL
                          ---------- ------- --------- ------ ----------- -----------  ------------  -----------
Transfer of technology..                                                  $(3,132,759)               $(3,132,759)
Issuance of Common
Stock...................                     2,186,723 $2,186 $    42,948                                 45,134
Issuance of Preferred
Stock...................  10,072,468 $10,073                    4,011,513                              4,021,586
Issuance of Common Stock
warrants................                                                      910,000                    910,000
Conversion of warrants
to Common Stock.........                       280,414    281     350,264    (318,998)                    31,547
Net loss................                                                               $ (3,534,431)  (3,534,431)
                          ---------- ------- --------- ------ ----------- -----------  ------------  -----------
Balance, September 30,
1996....................  10,072,468  10,073 2,467,137  2,467   4,404,725  (2,541,757)   (3,534,431)  (1,658,923)
Exercise of stock
options.................                     1,956,904  1,957     775,056                                777,013
Issuance of Preferred
Stock, net of issuance
costs of $109,471.......   4,785,653   4,785                    9,671,952                              9,676,737
Issuance of Preferred
Stock upon conversion of
note payable............      80,000      80                      199,920                                200,000
Forgiveness of note
payable related to
transfer of technology..                                                    3,132,759                  3,132,759
Issuance of Preferred
Stock warrants..........                                                      490,167                    490,167
Stock options granted to
consultants.............                                                       93,175                     93,175
Exercise of stock
options in exchange for
note receivable.........                       208,167    208      93,467     (93,675)                       --
Unearned compensation in
connection with issuance
of stock options........                                          102,725   (102,725)                        --
Net loss................                                                                 (8,662,226)  (8,662,226)
                          ---------- ------- --------- ------ ----------- -----------  ------------  -----------
Balance, September 30,
1997....................  14,938,121  14,938 4,632,208  4,632  15,247,845     977,944   (12,196,657)   4,048,702
Exercise of stock
options.................                       295,927    296     201,396                                201,692
Exercise of Common Stock
warrants................                         3,333      3      24,997                                 25,000
Exercise of Preferred
Stock warrants..........   1,224,545   1,225                    4,070,994                              4,072,219
Issuance of Preferred
Stock, net of issuance
costs of $1,220,847.....   3,297,820   3,298                   12,791,596                             12,794,894
Foreign currency
translation.............                                                       (3,951)                    (3,951)
Unearned compensation in
connection with issuance
of stock options net of
amortization of $50,558.                                          810,985    (760,427)                    50,558
Net loss................                                                                 (7,927,674)  (7,927,674)
                          ---------- ------- --------- ------ ----------- -----------  ------------  -----------
Balance, March 31, 1998
(unaudited).............  19,460,486 $19,461 4,931,468 $4,931 $33,147,813 $   213,566  $(20,124,331) $13,261,440
                          ========== ======= ========= ====== =========== ===========  ============  ===========

                              INKTOMI CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                         FOR THE PERIOD FROM
                          FEBRUARY 2, 1996   FOR THE YEAR    FOR THE SIX MONTHS
                         (DATE OF INCEPTION)     ENDED         ENDED MARCH 31,
                               THROUGH       SEPTEMBER 30, ------------------------
                         SEPTEMBER 30, 1996       1997        1997         1998
                         ------------------- ------------- -----------  -----------
                                                                 (UNAUDITED)
Cash flows from
 operating activities:
 Net loss..............      $(3,534,431)     $(8,662,226) $(3,190,653) $(7,927,674)
 Adjustments to
  reconcile net loss to
  net cash used in
  operating activities:
 Depreciation and
  amortization.........          336,115        1,384,570      445,541    1,387,276
 Noncash consulting
  services.............          390,000           93,175       93,175           --
 Unearned compensation.               --               --           --       50,558
 Other.................               --               --           --       (3,951)
 Change in assets and
  liabilities:
  Increase in accounts
   receivable..........         (127,798)        (701,629)    (88,998)     (356,938)
  Increase in prepaid
   expenses and other
   assets..............          (86,434)        (268,572)     (9,362)     (205,549)
  Increase in accounts
   payable.............          388,665          124,980      698,266      339,267
  Increase in accrued
   liabilities.........          458,295          688,922      205,593      788,536
  Increase in deferred
   revenue.............               --          714,822      215,562       79,487
                             -----------      -----------  -----------  -----------
   Net cash used in
    operating
    activities.........       (2,175,588)      (6,625,958)  (1,630,876)  (5,848,988)
                             -----------      -----------  -----------  -----------
Cash flows used in
 (provided by)
 investing activities:
 Purchase of property
  and equipment........       (2,226,832)      (5,888,923)    (464,466)    (468,072)
 Proceeds from sale of
  equipment............              --               --           --       927,627
                             -----------      -----------  -----------  -----------
   Net cash used in
    (provided by)
    investing
    activities.........       (2,226,832)      (5,888,923)    (464,466)     459,555
Cash flows from
 financing activities:
 Proceeds from note
  payable..............          500,000        7,746,424    2,600,000      156,893
 Repayments on notes
  payable..............               --         (267,412)    (223,846)    (932,099)
 Payments on
  obligations under
  capital lease........               --               --           --     (119,766)
 Proceeds from issuance
  of unsecured
  promissory note......               --        2,000,000           --           --
 Repayments of
  unsecured promissory
  note.................               --       (2,000,000)          --           --
 Payments of
  convertible notes
  payable..............         (300,000)              --           --           --
 Proceeds from issuance
  of Preferred Stock,
  net of issuance
  costs................        3,631,586       10,166,744      233,235   12,794,894
 Proceeds from exercise
  of stock options and
  warrants.............           31,547          777,013       12,000    4,298,911
 Proceeds from issuance
  of Common Stock......           45,134               --           --           --
 Proceeds from issuance
  of Common and
  Preferred Stock
  warrants.............          910,000              160           --           --
                             -----------      -----------  -----------  -----------
   Net cash provided by
    financing
    activities.........        4,818,267       18,422,929    2,621,389   16,198,833
                             -----------      -----------  -----------  -----------
Increase in cash and
 cash equivalents......          415,847        5,908,048      526,047   10,809,400
Cash and cash
 equivalents at
 beginning of period...               --          415,847      415,847    6,323,895
                             -----------      -----------  -----------  -----------
Cash and cash
 equivalents at end of
 period................      $   415,847      $ 6,323,895  $   941,894  $17,133,295
                             ===========      ===========  ===========  ===========
Supplemental disclosure
 of cash flow
 information:
 Cash paid for
  interest.............      $        --      $   380,487  $        --  $   202,665
                             ===========      ===========  ===========  ===========
 SUPPLEMENTAL SCHEDULE
          OF
 NONCASH INVESTING AND
 FINANCING ACTIVITIES
Technology acquired for
 notes payable.........      $ 3,132,759      $        --  $        --  $        --
                             ===========      ===========  ===========  ===========
Accounts payable
 related to purchase of
 PP&E..................      $        --      $   413,399  $   398,910  $   126,160
                             ===========      ===========  ===========  ===========
Forgiveness of note
 payable related to
 technology acquired...      $        --      $ 3,132,759  $        --  $        --
                             ===========      ===========  ===========  ===========
Series B Preferred
 Stock issued as
 compensation for
 services received.....      $   390,000      $        --  $        --  $        --
                             ===========      ===========  ===========  ===========
Exercise of Common
 Stock options in
 exchange for note
 receivable............      $        --      $    93,675  $        --  $        --
                             ===========      ===========  ===========  ===========
Stock options issued as
 compensation for
 services rendered.....      $        --      $    93,175  $        --  $        --
                             ===========      ===========  ===========  ===========
Conversion of note
 payable into Preferred
 Stock.................      $        --      $   200,000  $   200,000  $        --
                             ===========      ===========  ===========  ===========
Assets acquired under
 capital lease.........      $        --      $        --  $        --  $   524,913
                             ===========      ===========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                              INKTOMI CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   INFORMATION AS OF MARCH 31, 1998 AND WITH RESPECT TO THE SIX MONTHS ENDED
                     MARCH 31, 1997 AND 1998 IS UNAUDITED.


(1) SIGNIFICANT ACCOUNTING POLICIES:

 ORGANIZATION:

  Inktomi was formed in February 1996 to develop and market scalable software applications designed to significantly enhance the performance and intelligence of large-scale networks. In May 1996, the Company released the first commercial application based on its core technology, a search engine that enables customers to provide a variety of Internet search services to end users. In December 1997, the Company first licensed Traffic Server, the Company's second application, which is a network cache product designed to address capacity constraints in high-traffic network routes.

 REVERSE STOCK SPLIT:

  In 1998, the Board of Directors and stockholders approved a 2:3 reverse stock split of the Company's Common Stock. All share and per share information in the accompanying consolidated financial statements and notes thereto have been restated for such stock split.

 USE OF ESTIMATES:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

 PRINCIPLES OF CONSOLIDATION:

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Inktomi Limited, which was formed in October 1997. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

 REVENUE RECOGNITION:

  Search service revenues are comprised of search advertising, licensing, and maintenance fees. Advertising revenues are recognized in the period that the advertisement is displayed and comprised 90%, 89%, 82% and 69% of total revenues for the period from February 2, 1996 (date of inception) through September 30, 1996, for the year ended September 30, 1997 and for the six months ended March 31, 1997 and 1998, respectively. A significant portion of the Company's advertising revenues are from a search service which is maintained by the Company and marketed by Wired Digital, Inc. ("Wired"). Revenues from this agreement are recorded in full and amounts allocable to the partner for marketing costs are included in sales and marketing expenses. Search license revenues are recognized as amounts are earned under the terms of applicable agreements, provided no significant Company obligations exist and collection of the resulting receivable is probable. Fees for maintenance and support services are deferred and recognized ratably over the service period.

  A portion of the advertising on the Wired search site is exchanged for advertisements on the Internet sites of other companies. These revenues and marketing expenses are recorded at the fair value of services provided or received, whichever is more determinable in the circumstances. Revenue from barter transactions is recognized as income when advertisements are delivered on the Wired site,

                              INKTOMI CORPORATION

   INFORMATION AS OF MARCH 31, 1998 AND WITH RESPECT TO THE SIX MONTHS ENDED
                     MARCH 31, 1997 AND 1998 IS UNAUDITED.

and expense from barter transactions is recognized when advertisements are delivered on the other companies' Internet sites. Barter revenues and expenses were approximately $133,000, $1,580,000, $738,801 and $864,961 for the period from February 2, 1996 (date of inception) through September 30, 1996, for the year ended September 30, 1997 and for the six months ended March 31, 1997 and 1998, respectively.

  Network application revenues for the year ended September 30, 1997 represented fees for the modification of the Company's Traffic Server product to run on a hardware partner's platform. Revenue is recognized as contractual and developmental milestones are achieved.

 COMPUTATION OF HISTORICAL NET LOSS PER SHARE AND PRO FORMA NET LOSS PER
SHARE:

  Basic and diluted net loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, comprising the incremental common shares issuable upon the exercise of stock options and warrants and upon conversion of convertible Preferred Stock, have not been included, except as provided below, as such shares are anti-dilutive.

  Pro forma net loss per share for the period from February 2, 1996 through September 30, 1996, the year ended September 30, 1997 and the six months ended March 31, 1998 assumes that the common shares issuable upon conversion of the outstanding convertible Preferred Stock and certain warrants had been outstanding during such period.

 CASH AND CASH EQUIVALENTS:

  Cash and cash equivalents are stated at cost, which approximates fair value. The Company includes in cash equivalents all highly liquid investments which mature within three months of their purchase date. Cash equivalents consist primarily of commercial paper and other debt instruments, money market funds and U.S. Treasury bills.

 PROPERTY AND EQUIPMENT:

  Property and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the related assets, generally three years.

 INCOME TAXES:

  Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

 SOFTWARE DEVELOPMENT COSTS:

 Software development costs have been accounted for in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or

                              INKTOMI CORPORATION

   INFORMATION AS OF MARCH 31, 1998 AND WITH RESPECT TO THE SIX MONTHS ENDED
                     MARCH 31, 1997 AND 1998 IS UNAUDITED.

Otherwise Marketed. Under the standard, capitalization of software development costs begins upon the establishment of technological feasibility which, for the Company, is upon completion of a working model. To date, all such amounts have been insignificant, and accordingly, the Company has charged all such costs to research and development expenses.

 IMPAIRMENT OF LONG-LIVED ASSETS:

  The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. No such impairments have been identified to date. The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate they the carrying value of an asset may not be recoverable.

 BUSINESS RISK AND CONCENTRATION OF CREDIT RISK:

  The Company operates in the Internet industry, which is new, rapidly evolving and intensely competitive.

  Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments (including money market accounts). The Company places its temporary cash investments with two major financial institutions.

  The Company performs ongoing credit evaluations, does not require collateral, and maintains reserves for potential credit losses on customer accounts when deemed necessary. For the period from February 2, 1996 (date of inception) through September 30, 1996, one customer accounted for 90% of revenues, and at September 30, 1996, this customer accounted for 100% of accounts receivable. For the year ended September 30, 1997, three customers accounted for approximately 79%, 6% and 13%, respectively, of all revenue generated by the Company, and 62%, 37% and 0% of accounts receivable at September 30, 1997, respectively. For the six months ended March 31, 1997 the same customers accounted for approximately 77%, 22% and 0%, respectively, of all revenues generated by the Company. For the six months ended March 31, 1998, the same customers accounted for 59%, 6% and 20%, respectively, of all revenues generated by the Company, and 26%, 1% and 8% of accounts receivable at March 31, 1998, respectively.

 RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

  During 1997, the Financial Accounting Standards Board released Statements of Financial Accounting Standards No. 128, No. 129, Disclosure of Information About Capital Structure, No. 130, Reporting Comprehensive Income, and No. 131, Disclosure About Segments of an Enterprise and Related Information, all effective for the year ended September 30, 1999. The Company is currently determining the disclosures which may be required under these pronouncements.

                              INKTOMI CORPORATION

   INFORMATION AS OF MARCH 31, 1998 AND WITH RESPECT TO THE SIX MONTHS ENDED
                     MARCH 31, 1997 AND 1998 IS UNAUDITED.


(2) PROPERTY AND EQUIPMENT:

  Property and equipment consists of:

                                          SEPTEMBER 30, SEPTEMBER 30, MARCH 31,
                                              1996          1997         1998
                                          ------------- ------------- ----------
   Computer equipment...................   $2,047,029    $7,956,960   $8,601,101
   Office equipment, furniture and fix-
    tures...............................       99,779       448,512      739,302
   Leasehold improvements...............       80,024        43,225      101,279
                                           ----------    ----------   ----------
                                            2,226,832     8,448,697    9,441,682
   Less accumulated depreciation and am-
    ortization..........................      336,115     1,640,228    3,027,504
                                           ----------    ----------   ----------
   Property and equipment, net..........   $1,890,717    $6,808,469   $6,414,178
                                           ==========    ==========   ==========

  In May 1997, the Company recognized a loss for the abandonment of leasehold improvements with a cost of $80,457 and accumulated amortization of $34,542 due to a corporate relocation. Assets acquired under capitalized lease obligations are included in computer equipment and office equipment and totaled $0, $0 and $1,452,540 (including equipment previously purchased), with related amortization of $0, $0 and $119,766, as of September 30, 1996 and 1997 and March 31, 1998, respectively.

(3) INCOME TAXES:

  Net deferred tax assets comprise:

                                                    SEPTEMBER 30, SEPTEMBER 30,
                                                        1996          1997
                                                    ------------- -------------
   Net operating loss carryforwards -- federal and
    state.........................................   $ 1,586,755   $ 4,005,740
   Research and experimentation credit
    carryforwards.................................        56,740       132,168
   Other liabilities and reserves.................        36,453        83,548
   Property and equipment.........................        21,127      (209,967)
   Acquired technology............................     1,012,977       593,215
   Deferred revenue...............................            --       356,513
   Valuation allowance............................    (2,714,052)   (4,961,217)
                                                     -----------   -----------
       Net deferred tax asset.....................            --            --
                                                     ===========   ===========

  Due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its otherwise recognizable net deferred tax assets. Differences between the federal statutory and effective tax rates were primarily due to the nonrealizability of net operating losses.

  At September 30, 1997, the Company had the following carryforwards available to reduce future taxable income and income taxes:

                                                                   1997
                                                           ---------------------
                                                            FEDERAL     STATE
                                                           ---------- ----------
   Net operating loss carryforwards....................... $9,885,167 $9,927,603
   Research and experimentation credit carryforwards......     83,636     48,532

  The federal and state net operating loss carryforwards expire through 2012 and 2005, respectively, and the research and experimentation credits expire in 2002.

  For federal and state tax purposes, the Company's net operating loss and research and experimentation credit carryforwards could be subject to certain limitations on annual utilization if certain changes in ownership were to occur, as defined by federal and state tax laws.

                              INKTOMI CORPORATION

   INFORMATION AS OF MARCH 31, 1998 AND WITH RESPECT TO THE SIX MONTHS ENDED
                     MARCH 31, 1997 AND 1998 IS UNAUDITED.


(4) COMMITMENTS:

  The Company has entered into noncancellable operating leases for office space and equipment and capital leases for equipment with original terms ranging from six to 60 months. The future minimum lease payments under these leases at March 31, 1998, are as follows:

                                                          OPERATING   CAPITAL
                                                            LEASES     LEASES
                                                          ---------- ----------
     Six months ending September 30, 1998................ $  477,157   $293,807
     Years ending:
      September 30, 1999.................................  1,246,068    587,613
      September 30, 2000.................................  1,130,417    587,613
      September 30, 2001.................................    782,662    373,062
      September 30, 2002.................................    778,662        --
      and thereafter.....................................     64,889        --
                                                          ---------- ----------
   Total minimum lease payments.......................... $4,479,855  1,842,095
                                                          ==========
   Less amount representing interest.....................              (509,321)
                                                                     ----------
   Present value of minimum lease payments...............             1,332,774
   Less current portion..................................              (331,228)
                                                                     ----------
                                                                     $1,001,546
                                                                     ==========

  Rent expense for the period from inception through September 30, 1996 was $83,886, and for the year ended September 30, 1997 was $312,660 and for the six months ended March 31, 1997 and 1998 was $134,636 and $680,126, respectively.

                              INKTOMI CORPORATION

   INFORMATION AS OF MARCH 31, 1998 AND WITH RESPECT TO THE SIX MONTHS ENDED
                     MARCH 31, 1997 AND 1998 IS UNAUDITED.

(5) NOTES PAYABLE AND LINE OF CREDIT:

                                       SEPTEMBER 30, SEPTEMBER 30,  MARCH 31,
                                           1996          1997         1998
                                       ------------- ------------- -----------
   Note payable to stockholders (1)...  $ 3,332,759   $        --  $        --
   Line of credit (2).................           --            --           --
   Bank equipment note (3)............           --     1,750,000    1,750,000
   Bank term note (4).................           --     1,833,334    1,500,000
   Notes payable (5)..................           --     3,396,423    3,031,459
   Other notes payable (6)............           --       499,255      422,347
                                        -----------   -----------  -----------
                                          3,332,759     7,479,012    6,703,806
   Less current portion...............   (3,332,759)   (2,449,601)  (2,514,764)
                                        -----------   -----------  -----------
                                        $        --   $ 5,029,411  $ 4,189,042
                                        ===========   ===========  ===========

--------
(1) In February 1996, the Company issued a $500,000 unsecured promissory note for cash, due on or before January 31, 1997, with a stated interest rate of 6.0% per annum, convertible (principal and accrued interest) into Series B Preferred Stock, to certain stockholders of the Company. At September 30, 1996, $200,000 of principal and $59,935 of accrued interest was outstanding. In October 1996, the note was converted into 80,000 shares of Series B Preferred Stock.
    The founders transferred to the Company all their right, title and interest in certain technology in exchange for a promissory note in the amount of $3,132,759. Because the item transferred held no basis, no value was assigned and the face amount of the note was charged to reduction in capital. The note had a stated interest rate of 6.0% per annum and was collateralized by substantially all of the technology rights. In April 1997, the founders forgave the note payable in exchange for warrants to purchase 417,701 shares of Common Stock exercisable at $0.33 per share. Due to the related party nature of the transaction, the accounting treatment was reflected as an equity transaction.
(2) The Company has a $2,500,000 revolving line of credit collateralized by substantially all assets. The line requires monthly payments of interest only at prime (8.5% at March 31, 1998) and any unpaid principal and interest will be due on May 2, 1998. At March 31, 1998, the Company had a letter of credit of $500,000 outstanding against the line and future draw downs are contingent upon the Company raising additional financing of at least $4,000,000. At March 31, 1998 the Company had no borrowings outstanding. The bank credit agreement requires the Company to comply with certain financial covenants related to tangible net worth, a ratio of debt to net worth, debt service coverage, liquidity coverage and quarterly profitability. Pursuant to the agreement, the Company may not distribute cash dividends. As of March 31, 1998, the Company was in compliance with the covenants.
(3) The bank equipment note was interest only until February 1998 and then payable in equal monthly payments of $48,611 plus interest at 0.5% over prime (a total of 9.0% at March 31, 1998) through February 2001. The note has collateralization and covenant requirements consistent with the bank line of credit as described above.
(4) The bank term note is payable in equal monthly payments of $83,333 plus interest at 0.5% over prime (9.0% at March 31, 1998) through June 1999. The note has collateralization and covenant requirements consistent with the bank line of credit as described above.
(5) The two notes payable are payable in equal monthly payments of $102,895 and $4,741 which includes interest of 5.7% and 5.6% through September 2000 and November 2000, respectively. The notes are collateralized by all equipment purchased with the notes.
(6) Other notes payable are payable in equal monthly payments totaling $19,680 through March 2000, with a final balloon payment of $60,000. The notes payments include interest of 18.0%. The notes are collateralized by all equipment purchased with the notes.

                              INKTOMI CORPORATION

   INFORMATION AS OF MARCH 31, 1998 AND WITH RESPECT TO THE SIX MONTHS ENDED
                     MARCH 31, 1997 AND 1998 IS UNAUDITED.

  Scheduled maturities of long-term debt at March 31,1998 are as follows:

   Six months ending September 30, 1998............................ $ 1,274,680
   Years ending:
     September 30, 1999............................................   2,622,929
     September 30, 2000............................................   2,484,322
     September 30, 2001............................................     321,875
                                                                    -----------
                                                                    $ 6,703,806
                                                                    ===========

  The book value of notes payable approximated fair value as such debt agreements were recently negotiated.

(6) ACCRUED LIABILITIES:

  Accrued liabilities comprise:

                                        SEPTEMBER 30, SEPTEMBER 30, MARCH 31,
                                            1996          1997         1998
                                        ------------- ------------- ----------
   Accrued payroll, vacation and
    bonuses............................   $117,394     $1,078,938   $1,265,633
   Other accrued liabilities...........    340,901         68,279      670,120
                                          --------     ----------   ----------
       Total accrued liabilities.......   $458,295     $1,147,217   $1,935,753
                                          ========     ==========   ==========

(7) OTHER RELATED PARTY TRANSACTIONS:

  In April 1996, the Company entered into a consulting agreement for management services with certain stockholders concurrently with their initial purchase of securities from the Company. The consulting services provided by such stockholders consisted of management activities during the Company's initial start up stage. The consulting agreement did not require the Company to pay any consulting fees, although the Company made fixed cash payments of $17,500 per month through November 1996 to cover expenses.

                              INKTOMI CORPORATION

   INFORMATION AS OF MARCH 31, 1998 AND WITH RESPECT TO THE SIX MONTHS ENDED
                     MARCH 31, 1997 AND 1998 IS UNAUDITED.


(8) EARNINGS PER SHARE:

  The following is a reconciliation of the numerator and denominator of basic and diluted EPS (in thousands, except per share amounts):

                                            YEAR ENDED      SIX MONTHS ENDED
                                           SEPTEMBER 30,        MARCH 31,
                                          ----------------  ------------------
                                           1996     1997      1997      1998
                                          -------  -------  --------  --------
   Numerator--Basic and Diluted EPS
     Net loss............................ $(3,534) $(8,662) $ (3,191) $ (7,928)
                                          =======  =======  ========  ========
   Denominator--Basic and Diluted EPS
     Weighted average Common Stock
      outstanding........................   1,884    2,927     2,477     4,766
                                          =======  =======  ========  ========
   Basic and diluted loss per share...... $ (1.88) $ (2.96) $  (1.29) $  (1.66)
                                          =======  =======  ========  ========
   Pro forma:
    Denominator--Basic and Diluted EPS
     Weighted average Common Stock
      outstanding........................            2,927               4,766
     Conversion of Preferred Stock and
      warrants...........................            9,103              12,369
                                                   -------            --------
     Total weighted average Common Stock
      outstanding pro forma..............           12,030              17,135
                                                   =======            ========
   Basic and diluted pro forma loss per
    share................................          $(0.72)            $  (0.46)
                                                   =======            ========

(9) STOCKHOLDERS' EQUITY:

 PREFERRED STOCK:

  As of March 31, 1998, the Company had six series of convertible Preferred Stock authorized and outstanding. The holders of the various Preferred Stock generally have the same rights unless specified.

  Dividends:

  The holders of the outstanding Common and Preferred Stock are entitled to receive in any fiscal year, when and if declared by the Board of Directors, out of any funds legally available, cash dividends at the same rate per share for all classes of stock. The right to dividends is not cumulative, and no dividends have been declared through March 31, 1998.

  Conversion Rights:

  At the option of the holder, each share of Series D, D1 and E Preferred Stock is convertible, at any time, into shares of Common Stock. On or after February 2, 1998, at the option of the holder, each share of Series A, B and C Preferred Stock is convertible, at any time, into shares of Common Stock. Series C Preferred Stock is convertible into Common Stock on a .76-for-one basis. All other preferred shares are convertible into Common Stock on a .67-for-one basis, subject to adjustment resulting from future capital transactions.

  In addition, each share of Series A, B and C Preferred Stock automatically converts into Common Stock: (i) immediately prior to the closing of a firm commitment underwritten public offering, provided

                              INKTOMI CORPORATION

   INFORMATION AS OF MARCH 31, 1998 AND WITH RESPECT TO THE SIX MONTHS ENDED
                     MARCH 31, 1997 AND 1998 IS UNAUDITED.

the net proceeds to the Company are at least $7,500,000 and the public offering price per share is at least $3.75 per share; (ii) upon consolidation or merger of the Company with or into another corporation in which the holders of the outstanding shares do not retain stock representing a majority of the voting power of the surviving corporation; or (iii) upon a sale of all or substantially all of the assets of the Company. Each share of Series D, D1 and E Preferred Stock automatically converts into Common Stock immediately prior to the closing of a firm commitment underwritten public offering, provided the net proceeds to the Company are at least $15,000,000 and the public offering price per share is at least $9.57 share.

  Liquidation Preference:

  In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series C, D, D1 and E Preferred Stock retain liquidation preference over Series A and B Preferred Stock equal to the original issue price of each series of stock ($5.00, $2.217, $3.3255 and $4.25 per share, respectively) plus any declared but unpaid dividends. Series A and B Preferred Stock retain liquidation preference over Common Stock equal to the original issuance price ($0.0005 per share) for each series plus declared but unpaid dividends. If there are any available funds and assets remaining after payments or distributions are made to the holders of Preferred Stock for their full preferential amounts, then all such remaining funds and assets will be distributed pro rata among the holders of the then outstanding Common Stock and Series D, D1 and E Preferred Stock, until holders of Series D, D1 and E Preferred Stock have received an aggregate amount equal to $6.651, $9.9765 and $12.75 per share, respectively, after which the remaining available funds and assets shall be distributed pro rata among holders of Common Stock.

  Voting Rights:

  The holders of Series A, D, D1 and E Preferred Stock and the holders of Common Stock are entitled to notice of any stockholders' meeting and to vote as a single class upon any matter submitted to the stockholders for a vote, as follows: (i) each holder of Series A, D, D1 and E Preferred Stock have one vote for each full share of Common Stock into which their respective shares of Preferred Stock would be convertible on the record date for the vote, and (ii) each holder of Common Stock has one vote per share of Common Stock. Except as otherwise required by law, the holders of shares of Series B and C Preferred Stock have no voting rights.

(10) WARRANTS:

  In 1996 and 1997, the Company issued warrants to purchase Common and Preferred Stock to investors and an equipment lease provider. At March 31, 1998 such warrants were as follows:

                             SHARES OF     AGGREGATE
                            COMMON STOCK EXERCISE PRICE     EXPIRATION DATES
                            ------------ -------------- -----------------------
 Common Stock..............     3,334      $   25,000   August 2001
 Common Stock..............   519,586      $   58,453   Upon closing of an
                                                        initial public offering
 Common Stock..............   417,701      $  137,841   April 2001
 Common Stock..............   170,667      $1,920,000   October 1999
 Series D Preferred Stock..    21,652      $   71,999   February 2007
 Series D1 Preferred Stock.    42,860      $  213,771   Upon the closing of an
                                                        initial public offering
                                                        or April 1998, if
                                                        earlier.
 Series D1 Preferred Stock.   200,472      $1,000,000   April 1999

                              INKTOMI CORPORATION

   INFORMATION AS OF MARCH 31, 1998 AND WITH RESPECT TO THE SIX MONTHS ENDED
                     MARCH 31, 1997 AND 1998 IS UNAUDITED.


  The fair value of warrants issued in connection with the various financing and purchase transactions does not have a material effect on the financial statements.

  The Company has reserved 19,345,462 shares of Common Stock for the exercise of Common Stock warrants and conversion and/or exercise of Preferred Stock and Preferred Stock warrants.

(11) STOCK OPTIONS:

  Pursuant to the Inktomi Corporation 1996 Equity Incentive Plan (the "Plan") as amended, employees, directors and consultants of the Company may be granted options to purchase shares of Common Stock. At March 31, 1998, 4,333,333 shares of Common Stock were reserved for issuance pursuant to the Plan. Options granted under the Plan include incentive stock options and nonqualified stock options. All stock options granted under the Plan are exercisable but subject to repurchase at cost in the event that the individual ceases to be an employee or provide services to the Company. Repurchase rights lapse according to various vesting schedules (generally over 50 months). Prior to adopting the Plan, the Company granted nonqualified stock options to purchase Common Stock to certain employees and consultants.

  A summary of the activity under the Plan is set forth below:

                                                                        WEIGHTED
                                                            AGGREGATE   AVERAGE
                                             EXERCISE PRICE  EXERCISE   EXERCISE
                                   SHARES      PER SHARE      PRICE      PRICE
                                 ----------  -------------- ----------  --------
   Outstanding at February 2,
    1996.......................      --            --           --         --
   Granted.....................   2,361,360   $0.11-$0.45   $  899,208   $0.381
   Canceled....................    (180,000)  $0.11-$0.45   $  (69,750)  $0.387
                                 ----------   -----------   ----------   ------
   Outstanding at September 30,
    1996.......................   2,181,360   $0.11-$0.45   $  829,458   $0.380
   Granted.....................   2,078,013   $0.33-$1.95   $1,167,106   $0.561
   Exercised...................  (2,165,071)  $0.11-$0.45   $ (870,668)  $0.402
   Canceled....................    (174,227)     $0.45      $  (78,402)  $0.45
                                 ----------   -----------   ----------   ------
   Outstanding and exercisable
    at September 30, 1997......   1,920,075   $0.11-$1.95   $1,047,494   $0.546
                                 ==========   ===========   ==========   ======

  At September 30, 1997, 1,333,326 shares were no longer subject to repurchase. Of the stock options exercised, 459,399 shares were no longer subject to repurchase.

  The following table summarizes information with respect to stock options outstanding at September 30, 1997:

                       OPTIONS OUTSTANDING          OPTIONS EXERCISABLE
                ---------------------------------- ---------------------
                              WEIGHTED
                              AVERAGE    WEIGHTED              WEIGHTED
    RANGE OF      NUMBER     REMAINING    AVERAGE    NUMBER     AVERAGE
    EXERCISE    OUTSTANDING CONTRACTUAL  EXERCISE  EXERCISABLE EXERCISE
     PRICES     AT 9/30/97  LIFE (YEARS)   PRICE   AT 9/30/97    PRICE
    --------    ----------- ------------ --------- ----------- ---------
      $0.11        143,823      8.62       $0.11      143,823    $0.11
   $0.33-$0.45   1,613,587      9.15       $0.44    1,613,587    $0.44
      $1.95        162,665      9.94       $1.95      162,667    $1.95

                              INKTOMI CORPORATION

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

   INFORMATION AS OF MARCH 31, 1998 AND WITH RESPECT TO THE SIX MONTHS ENDED
                     MARCH 31, 1997 AND 1998 IS UNAUDITED.


  The following information concerning the Plan is provided in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). The Company accounts for the Plan in accordance with Accounting Principles Board (APB) Opinion No. 25 and related
Interpretations.

  The fair value of each employee and director stock option grant has been estimated on the date of grant using the minimum value method with the following weighted average assumptions used for grants in September 30, 1996 and 1997:

                                                     SEPTEMBER 30, SEPTEMBER 30,
                                                         1996          1997
                                                     ------------- -------------
   Risk-free interest rates.........................  6.48%-6.60%   6.00%-6.47%
   Expected life....................................       5             5
   Dividends........................................      $0            $0

  The weighted average fair value per option for employee and director stock options granted in 1996 and 1997 were $0.105 and $0.15, respectively.

  The following comprises the pro forma income information pursuant to the provisions of SFAS 123:

                                                     SEPTEMBER 30, SEPTEMBER 30,
                                                         1996          1997
                                                     ------------- -------------
   Net loss--Historical.............................  $3,534,431    $8,662,226
   Net loss--Pro Forma..............................  $3,575,145    $9,022,953

  These pro forma amounts may not be representative of the effects on pro forma net income (loss) for future years as options vest over several years and additional awards are generally made each year.

  In connection with the completion of the Company's initial public offering, certain options granted in 1997 and 1998 have been considered to be compensatory. Compensation associated with such options as of September 30, 1997 and March 31, 1998 amounted to $102,725 and $810,985, respectively. Of those amounts, $50,588 has been charged to operations for the six months ended March 31, 1998 and $863,122 will be charged to operations over the remaining period to 2002.

(12) 401(k) PROFIT SHARING PLAN:

 In May 1996, the Company established a 401(k) Profit Sharing Plan (the "401(k) Plan") which covers substantially all employees. Under the 401(k) Plan, employees are permitted to contribute up to 20% of gross compensation not to exceed the annual 402(g) limitation for any plan year. Discretionary contributions may be made by the Company. No contributions have been made by the Company during the period ended September 30, 1997.

(13) SUBSEQUENT EVENT:

  In April 1998, the Board of Directors authorized management of the Company to file a Registration Statement with the Securities Exchange Commission covering the proposed sale of shares of its Common Stock to the public. Upon completion of this proposed sale, all outstanding shares of the Company's convertible Preferred Stock will automatically convert into Common Stock. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of the convertible Preferred Stock and exercise of certain warrants that would otherwise expire upon the Company's initial public offering, is disclosed in the accompanying unaudited pro forma balance sheet.

  The Board also adopted, subject to stockholder approval, a 1998 Stock Plan and 1998 Employee Stock Purchase Plan and reserved a total of 1,300,000 shares of Common Stock for issuance thereunder.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below (the "Underwriters"), for whom Goldman, Sachs & Co., BT Alex. Brown Incorporated and Hambrecht & Quist LLC are acting as representatives (the "Representatives"), and each Underwriter has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                      NUMBER OF
                                                                      SHARES OF
                                                                       COMMON
          UNDERWRITER                                                   STOCK
          -----------                                                 ---------
   Goldman, Sachs & Co...............................................   558,000
   BT Alex. Brown Incorporated.......................................   558,000
   Hambrecht & Quist LLC.............................................   558,000
   Advest, Inc. .....................................................    50,000
   BancAmerica Robertson Stephens....................................    95,000
   Dain Rauscher Wessels.............................................    50,000
   Deutsche Bank Securities Inc. ....................................    95,000
   Jesup & Lamont, Securities Corporation............................    50,000
   Merrill Lynch, Pierce, Fenner & Smith Incorporated................    95,000
   NationsBanc Montgomery Securities LLC.............................    95,000
   Sutro & Co. Incorporated..........................................    50,000
                                                                      ---------
       Total......................................................... 2,254,000
                                                                      =========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $0.70 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 338,100 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the total number of option shares of Common Stock offered.

  At the request of the Company, the Underwriters have reserved up to 169,000 shares of Common Stock for sale, at the initial public offering price, to directors, officers, employees and friends of the Company through a directed share program. The number of shares of Common Stock available for sale to the general public in the public offering will be reduced to the extent such persons purchase such reserved shares.

  The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which they exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

  The Company and the Selling Stockholders have agreed that, during the period from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than (i) pursuant to employee stock option plans and employee stock purchase plans existing, or upon the conversion or exchange of convertible or exchangeable securities or the exercise of warrants outstanding on the date of this Prospectus or (ii) pursuant to an acquisition transaction accounted for under the "pooling of interests" method of accounting, provided that any person or entity who acquires securities of the Company in this manner agrees not to offer, sell, contract to sell or otherwise dispose of such securities for the period of time beginning from the date of acquisition of such securities and continuing to and including the date 180 days after the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock without the prior written consent of Goldman, Sachs & Co., except for the shares of Common Stock offered in connection with the offering.

  The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

  BT Alex. Brown Incorporated acted as placement agent in connection with the Company's Series E Preferred Stock private placement financing in February 1998. In this private placement, certain affiliates of Hambrecht & Quist LLC purchased an aggregate of 117,647 shares of Series E Preferred Stock of the Company which are convertible into 78,432 shares of Common Stock on the same terms as other investors in the private placement, for a total purchase price of $499,999.75. The purchase of such shares has been deemed by the National Association of Securities Dealers, Inc. to constitute underwriting compensation. As a result, such affiliates of Hambrecht & Quist LLC have agreed that they will not sell, transfer, assign or hypothecate such shares for a period of one year from the effective date of this offering, except to officers or partners (not directors) of the underwriter and members of the selling group and/or their officers or partners.

  In connection with the offering, the Underwriters may purchase and sell shares of the Company's Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions, and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company and the Selling Stockholders in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  Prior to this offering, there has been no public market for the shares. The initial public offering price was negotiated among the Company, the Selling Stockholders and the representatives. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, were the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

                       [LOGO OF INKTOMI APPEARS HERE]

Heading: "Inktomi: Scaling the Internet"

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    5
Use of Proceeds...........................................................   17
Dividend Policy...........................................................   17
Capitalization............................................................   18
Dilution..................................................................   19
Selected Consolidated Financial Data......................................   20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   21
Business..................................................................   29
Management................................................................   44
Certain Transactions......................................................   53
Principal and Selling Stockholders........................................   55
Description of Capital Stock..............................................   58
Shares Eligible for Future Sale...........................................   60
Additional Information....................................................   62
Legal Matters.............................................................   62
Experts...................................................................   62
Index to Consolidated Financial Statements................................  F-1
Underwriting..............................................................  U-1

 THROUGH AND INCLUDING JULY 4, 1998 (THE 25TH DAY AFTER THE DATE OF THIS PRO-SPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPEC-TUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               2,254,000 SHARES

                              INKTOMI CORPORATION

                                 COMMON STOCK
                         (PAR VALUE $0.001 PER SHARE)


                               ----------------

                               [LOGO OF INKTOMI]

                               ----------------


                             GOLDMAN, SACHS & CO.

                                BT ALEX. BROWN

                               HAMBRECHT & QUIST

                      REPRESENTATIVES OF THE UNDERWRITERS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------